As filed with the Securities and Exchange Commission on July 12, 2013.
Securities Act File No. 333-174399
Investment Company Act File No. 811-22561

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2
(CHECK APPROPRIATE BOX OR BOXES)
☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐ PRE-EFFECTIVE AMENDMENT NO. __
☒ POST-EFFECTIVE AMENDMENT NO. 3
AND
☒ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☒ AMENDMENT NO. 5

SkyBridge G II Fund, LLC

(Exact name of Registrant as specified in Charter)
527 Madison Avenue, 16th Floor
New York, New York 10022

(Address of principal executive offices)
Registrant’s Telephone Number, including Area Code: (212) 485-3100
A. Marie Noble, Esq.
SkyBridge Capital II, LLC
527 Madison Avenue, 16th Floor
New York, New York 10022

(Name and address of agent for service)
COPY TO:
Nathan J. Greene, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022

Approximate Date of Proposed Public Offering:
As soon as practicable after the effective date of the Registration Statement.
If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box ☒
It is proposed that this filing will become effective (if appropriate, check box)
☒ when declared effective pursuant to Section 8(c)
If appropriate, check the following boxes:
☐ This post-effective amendment designates a new effective date for a previously filed post-effective amendment registration statement.
☐ This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is 333-___.

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

TITLE OF SECURITIES BEING REGISTERED	AMOUNT BEING REGISTERED (1)	PROPOSED MAXIMUM OFFERING PRICE PER UNIT (1)	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)	AMOUNT OF REGISTRATION FEE

Shares of Limited Liability Company Interest	500,000	$1,000	$500,000,000	$58,050 (2)

(1) Estimated for the purpose of calculating the registration fee.
(2) Previously paid.

The information required to be included in this Registration Statement by Part A and Part B of Form N-2 is contained in the Prospectus that follows. The information required to be in this Registration Statement by Part C of Form N-2 follows the Prospectus.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATES AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

SKYBRIDGE G II FUND, LLC

PROSPECTUS

July 12, 2013

SkyBridge Capital II, LLC

Investment Adviser

527 Madison Avenue, 16th Floor

New York, New York 10022

(212) 485-3100

SkyBridge G II Fund, LLC (the “Company”) is a recently organized limited liability company registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified management investment company.  The investment objective of the Company is to seek capital appreciation.  The Company is a fund of hedge funds and seeks to implement its objectives principally through investing in investment funds managed by third party investment managers that employ a variety of alternative investment strategies.  An investment in the Company involves risks, which are described under the headings “Types of Investments and Related Risks” and “Other Risks”.

This prospectus (“Prospectus”) applies to the offering of shares of limited liability company interests in the Company (“Shares”).  The Company registered 500,000 Shares for sale under the registration statement to which this Prospectus relates.

Neither the Securities and Exchange Commission (the “SEC”) nor any other U.S. federal or state governmental agency or regulatory authority has approved or disapproved the merits of an investment in these securities or passed upon the accuracy or adequacy of this Prospectus.  Any representation to the contrary is a criminal offense.

The Shares are not deposits in, obligations of, or guaranteed by any bank, are not government guaranteed or insured, and are subject to investment risks, including the possible loss of the principal amount invested.

This Prospectus sets forth concisely information about the Company that a prospective investor should know before investing, and should be retained for future reference.  It includes the information required to be included in a prospectus and statement of additional information.  Additional information about the Company has been filed with the SEC and is available either on the SEC’s website at www.sec.gov or upon request and without charge.

TOTAL OFFERING

	Price to Public	Sales Load	Proceeds to the Company
Per Share	$1,000	None	$1,000
Total	$500,000,000	None	$500,000,000	(1)

(1)
These estimated proceeds assume the sale of all Shares registered under this offering and do not reflect the deduction of the portion of expenses expected to be incurred by the Shareholders in connection with this initial offering of Shares of approximately $53,000.

Shares will be sold only to investors qualifying as “Eligible Investors” as described in this Prospectus.  Hastings Capital Group, LLC, an affiliate of the Adviser, has been appointed to serve as the Company’s principal underwriter (the “Principal Underwriter”) with authority to sell Shares directly and to appoint third party placement agents (the “Placement Agents”) to assist the Principal Underwriter in selling Shares on a reasonable best efforts basis.  See “Subscriptions For Shares—Principal Underwriter and Placement Agents.”

TO ALL INVESTORS

This Prospectus will not constitute an offer to sell or the solicitation of an offer to buy nor will any sale of Shares be made in any jurisdiction in which the offer, solicitation or sale is not authorized or to any person to whom it is unlawful to make the offer, solicitation or sale.  No person has been authorized to make any representations concerning the Company that are inconsistent with those contained in this Prospectus.  Prospective investors should not rely on any information not contained in this Prospectus.  Prospective investors should not construe the contents of this Prospectus as legal, tax or financial advice.  Each prospective investor should consult his, her or its own professional advisers as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Company for the investor.  The Shares are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under the Company’s Limited Liability Company Agreement (the “LLC Agreement”).

PRIVACY POLICY STATEMENT

The Company and the Adviser (as defined below) collect non-public personal information about investors from information received on subscription documents and other forms and information required in connection with a subscription for Shares and information concerning Shareholders’ transactions with the Company.  The Company and the Adviser will not disclose any non-public personal information relating to current or former investors except in connection with the administration, processing and servicing of repurchases and subscriptions or to the Company’s Administrator (as defined below), accountants and attorneys, in each such case subject to customary undertakings of confidentiality.  The Company and the Adviser restrict access to non-public personal information relating to investors to personnel of the Company and the Adviser and other personnel who need to know that information in connection with the operation of the Company.  The Company maintains physical, electronic and procedural controls in keeping with U.S. federal standards to safeguard the Company’s non-public personal information relating to investors.

OFFERING SYNOPSIS

In making an investment decision, an investor must rely upon his, her or its own examination of the Company and the terms of the offering, including the merits and risks involved, of acquiring Shares.  This is only a synopsis of information to consider before investing.  More detailed information follows in the body of this Prospectus.

THE COMPANY
SkyBridge G II Fund, LLC (the “Company”) is a limited liability company recently organized under the laws of the State of Delaware and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company.  The Company will offer and sell shares of limited liability company interests in the Company (the “Shares”) in large minimum denominations to high net worth individual and institutional investors and will restrict transferability of the Shares.

The assets of the Company will be actively managed and an investment in the Company will be subject to an asset-based fee payable to SkyBridge Capital II, LLC, the investment adviser to the Company (in such capacity, the “Adviser”).  Unlike many private investment funds, the Company has registered as an investment company under the 1940 Act and has registered its Shares under the Securities Act of 1933, as amended (the “1933 Act”), so as to be able to offer the Shares without limiting the number of Eligible Investors (as defined below) who may participate in its investment program.  Investors who purchase Shares in the offering, and other persons who acquire Shares and are admitted as members of the Company by its Board of Directors, will become members of the Company (“Shareholders”).

INVESTMENT OBJECTIVE AND INVESTMENT PROGRAM
The investment objective of the Company is to seek capital appreciation, and is classified as a “non-fundamental policy,” meaning (while no change is anticipated) it can be changed by the Company’s Board of Directors with at least 90 days’ prior notice to the Shareholders.  No assurance can be given that this investment objective will be achieved or that the Company will not lose money.

The Company seeks to implement its objectives principally through investing in investment funds (“Investment Funds”) managed by third party investment managers (“Investment Managers”) that employ a variety of alternative investment strategies.  These investment strategies allow Investment Managers the flexibility to use leveraged or short-sale positions to take advantage of perceived inefficiencies across the global capital markets and are referred to as “alternative” strategies in contrast to the long-only, limited-leverage investment programs of conventional registered investment companies such as mutual funds.  The Adviser seeks to employ a combination of a “top-down” and a “bottom-up” investment approach, with the goal of identifying attractive Investment Funds that fit into one or more investment “themes” identified by the Adviser.  The Adviser considers a theme to be a market or economic development believed by the Adviser as likely to drive profits, typically because the Adviser believes that the impact of the chosen theme on the pricing of particular market instruments or segments is not fully appreciated.  For example, if the Adviser has a view on levels of future market volatility, the Adviser might seek to invest in Investment Funds believed to benefit from the expected volatility environment while reducing exposure to those believed to be less well placed.  As another example, if the Adviser believes that credit “spreads” (referring to differences in interest rates between Treasury securities and non-Treasury securities) are poised to rise or fall, the Adviser might seek to invest in underlying Investment Funds exposed to instruments believed to be sensitive to those spread movements.  This opportunistic, theme-based approach will establish the focus of the Fund’s investments, which is expected to change over time based on the Adviser’s research and market sentiment.

Because Investment Funds following alternative investment strategies (whether hedged or not) are often described as “hedge funds,” the investment program of the Company can be referred to as a fund of hedge funds.

Through the selection and monitoring of Investment Funds, the Company seeks to achieve capital appreciation that is not disproportionately influenced by the performance of any single Investment Fund.  In addition, through constructing a portfolio that is comprised of a number of Investment Funds, the Adviser seeks to achieve the desired returns with lower volatility than likely would be achieved by investing with a single Investment Fund.  In this regard, although the Company is a “non-diversified” investment company within the meaning of the 1940 Act, the Adviser typically will limit exposure to any investment “strategy” to less than 30% of the Company’s net assets (measured over time and subject to underlying Investment Fund liquidity constraints) and investments in any one Investment Fund to less than 10% of the Company’s net assets (measured at the time of purchase).

The Company may seek to gain investment exposure to certain Investment Funds or Investment Managers or to adjust market or risk exposure by entering into derivative transactions, such as total return swaps, options and futures.  This Prospectus contains extensive disclosures relating to the risks and opportunities presented by various types of derivative instruments, including but not limited to futures, swaps, and options.  While these instruments can be significant components of the investment programs of the Investment Funds in which the Company invests, it is presently contemplated that the Company will not enter directly into derivatives transactions.  See “Types of Investments and Related Risks—Investment Related Risks—Risks of Securities Activities—Swap Agreements.”

The Adviser is responsible for the allocation of assets of the Company to various Investment Funds, subject to policies adopted by the Board of Directors.  These Investment Funds (primarily unregistered investment funds, and to a limited extent, registered investment companies) are expected to have investors other than the Company.

The Adviser allocates the assets of the Company among the Investment Funds that, in its view, represent attractive investment opportunities.  In seeking to achieve its stated objectives, the Adviser will consider rebalancing the portfolio of the Company periodically to maintain what it considers to be the appropriate mix of trading styles and investment strategies given its prevailing market views.

The Adviser and its personnel use a wide range of resources, including its well-established alternative investments network, to identify attractive Investment Funds and promising investment strategies for consideration.

The Adviser’s investment selection process involves a combination of fundamental, “top-down” and “bottom-up” analysis that takes into account the broad risk/return features of the universe of alternative strategy types and attempts to group potential Investment Managers in logical categories or broad strategy groups.  Subject to the theme-focused approach described above, the asset allocation process then starts with an initial allocation across the broad strategy groupings, followed by a sub-allocation to individual strategies, and concludes with an allocation to individual Investment Funds within each selected strategy.  The Adviser structures allocations to individual strategies and to individual Investment Funds with the objective of achieving the desired absolute return target, while attempting to limit potential losses.

The Adviser’s personnel have experience and expertise with alternative investment strategies and investment managers and have evaluated numerous investment funds representing many categories of alternative investments utilizing various investment strategies.  They also have experience in directly managing alternative investment strategies.  The Adviser believes that this combination of evaluation expertise and direct investment experience enables it to understand the opportunities and risks associated with investing in Investment Funds.

Investment Funds in which the Company may invest are not subject to the Company’s investment restrictions and, unless registered under the 1940 Act, are generally not subject to any investment limitations under the 1940 Act.  The Company may invest temporarily directly in high quality fixed income securities and money market instruments or may hold cash or cash equivalents pending the investment of assets in Investment Funds or to maintain the liquidity necessary to effect repurchases of Shares or for other purposes.  Although the Company expects to invest only in unregistered Investment Funds, it also may invest in registered closed-end funds.

RISK FACTORS
The Investment Program Is Speculative and Entails Substantial Risks.  All securities investing and trading activities risk the loss of capital.  No assurance can be given that the stated investment objective or return/volatility targets will be achieved.  Performance will depend upon the performance of the Investment Funds and the Adviser’s ability to effectively select Investment Funds and allocate and reallocate assets among them.  Each Investment Fund’s use of leverage, short sales and derivative transactions, in certain circumstances, can result in significant losses.  Because the Company is a non-diversified investment company, the percentage limitations imposed by the 1940 Act on the portion of assets that may be invested in the securities of any one issuer do not apply.  The Adviser also employs an opportunistic, theme-focused investment program under which, at times, a substantial majority of the Company’s assets will be exposed to one or a limited number of investment themes.  As a result, the investment portfolio of the Company may be subject to greater risk and volatility than if the portfolio were invested in the securities of a broader range of issuers or based on a broader range of investment ideas or themes.

There Are Risks Associated with the Composition of the Company’s Investor Base.  The Company’s Shareholders are generally invested in the Company through relationships with third-party Placement Agents.  These Placement Agents often recommend or have authority to make subscription or redemption decisions on behalf of Shareholders.  As a result, when only a limited number of Placement Agents represents a large percentage of the Company’s Shareholders (as is currently the case), the Company’s Shareholders may be concentrated among a small number of Placement Agents and actions recommended by Placement Agents may result in significant and potentially undesirable volatility in terms of Shareholder subscription (“inflow”) or redemption (“outflow”) activity.  For the same reason, it is possible that Shareholders represented by a single Placement Agent may vote substantially as a block if a matter is put to a vote of the Shareholders by the Company’s Directors.

The Investment Program Is Not Suitable for All Investors.  Prospective investors in the Company should review carefully the discussion under the captions “Types of Investments and Related Risks” and “Other Risks” for specific risks associated with the Investment Managers’ styles of investing.  An investment in the Company should only be made by investors who understand the nature of the investment, do not require more than limited liquidity in the investment and have sufficient capital to sustain the loss of their entire investment.

Investment Funds Pursue Various Investment Strategies.  The underlying Investment Funds may invest and trade in a wide range of instruments and markets and may pursue various investment strategies.  The Investment Funds may invest and trade in equity and debt securities (including initial public offerings), and may also invest and trade in equity-related instruments, currencies, financial futures and debt-related instruments.  Some of these securities or other instruments may be restricted or illiquid so that it may not be possible to sell them at the most opportune times or at prices approximating the value at which they were purchased.  In addition, the Investment Funds may sell securities short and use a wide range of other investment techniques.  The Investment Funds generally are not limited in the markets, either by location or type, such as large capitalization, small capitalization or non-U.S. markets, in which they invest, or the investment discipline that their Investment Managers may employ, such as value or growth or bottom-up or top-down analysis.  Special risks apply to investing in both non-U.S. and smaller capitalization issuers.  The Investment Funds may use various investment techniques for hedging and non-hedging purposes.  An Investment Fund may, for example, sell securities short and purchase and sell options and futures contracts and engage in other derivative transactions, subject to certain limitations described elsewhere in this Prospectus.  The use of these techniques may be an integral part of an Investment Fund’s investment strategy and may involve certain risks.  The Investment Funds may use leverage, which also entails risk.  See “Types of Investments and Related Risks.”

The Investment Funds or the Company May Use Leverage.  Some or all of the Investment Funds may make margin purchases of securities and, in connection with these purchases, borrow money from brokers and banks (i.e., through credit facilities, lines of credit, or other margin or borrowing arrangements) for investment purposes.  Use of leverage in this manner is speculative and involves certain risks.  The Company may borrow money in connection with investment activities, for cash management purposes, to fund the repurchase of Shares or for temporary or emergency purposes.  In general, the use of leverage by Investment Funds or the Company will increase the volatility of returns.

There Are Special Tax Risks.  Special tax risks are associated with an investment in the Company.  The Company intends to elect to, and meet the requirements necessary to, qualify as a “regulated investment company” or “RIC” under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).  As such, the Company must satisfy, among other requirements, certain ongoing asset diversification, source-of-income and annual distribution requirements imposed by Subchapter M.  Each of these ongoing requirements for qualification for the favorable tax treatment for RICs require that the Company obtain information from the Investment Funds in which the Company is invested.  To facilitate the information-gathering process and compliance with certain asset diversification requirements, the Company intends to retain an independent third party service provider to mediate, in certain respects, the interaction with the Investment Funds.  The primary roles of the third party service provider are to collect and aggregate information with respect to the Investment Funds’ holdings and to test the Company’s compliance with certain asset diversification requirements each quarter.  The Adviser also has established internal policies and procedures for monitoring the compliance process, but nonetheless will rely in substantial part on the service provider.

If before the end of any quarter of its taxable year, the Company believes that it may fail the Subchapter M asset diversification requirement, the Company may seek to take certain actions to avert such a failure.  The Company may try to acquire additional interests in Investment Funds to bring itself into compliance with the Subchapter M asset diversification test.  However, the action frequently taken by regulated investment companies to avert such a failure, the disposition of non-diversified assets, may be difficult for the Company to pursue because the Company may effect withdrawals from an Investment Fund only at certain times specified by the governing documents of the particular fund.  While relevant provisions also afford the Company a 30-day period after the end of the relevant quarter in which to cure a diversification failure by disposing of non-diversified assets, the constraints on the Company’s ability to effect a withdrawal from an Investment Fund referred to above may limit utilization of this cure period.

Legislation enacted in 2010 added two additional ways in which the Company may cure a diversification failure.  In the event of a diversification failure, in general, the Company will be considered to have met the diversification test if either (i) in the case of a “de minimis” failure (as defined in the Code), the Company disposes of the non-diversified assets within six months of the end of the relevant quarter; or (ii) in the case of any other failure, as long as the failure is due to reasonable cause (and not willful neglect), the Company files with the Internal Revenue Service (“IRS”), in a manner to be determined by the IRS, a schedule of the assets causing the failure and the Company disposes of the non-diversified assets within six months of the end of the relevant quarter (or otherwise comes into compliance with the diversification test), and the Company pays a tax equal to the greater of $50,000 or the amount of income generated by the non-diversified assets during the period the diversification test was failed multiplied by the highest tax rate.  There can be no assurance that, if the Company fails to satisfy the Subchapter M asset diversification test, it will be able to avail itself of either of these two Code provisions.

If the Company fails to satisfy the Subchapter M asset diversification or other RIC requirements, it may lose its status as a regulated investment company under the Code.  In that case, all of its taxable income would be subject to U.S. federal income tax at regular corporate rates without any deduction for distributions to the Shareholders.  In addition, all distributions (including distributions of net capital gain) would be taxed to their recipients as dividend income to the extent of the Company’s current and accumulated earnings and profits.  Accordingly, disqualification as a regulated investment company would have a material adverse effect on the value of the Company’s Shares and the amount of the Company’s distributions.  See “Tax Aspects Under Subchapter M.”

The Shares Have Limited Liquidity.  It is not anticipated that Shares will be listed on any securities exchange or traded in other markets, and Shares will be subject to substantial restrictions on transfer.  Although the Company expects to offer to repurchase Shares of the Company from the Shareholders from time to time, no assurance can be given that these repurchases will occur.  There is, for example, the possibility that the Company’s holdings in especially illiquid assets (e.g. “side pockets”) may warrant limits, beyond those currently expected, to the Company’s planned program of Share repurchases.  See “Types of Investments and Related Risks” and “Redemptions, Repurchases and Transfers of Shares.”

The Investment Funds Operate Independently of the Company and Are Largely Unregulated.  The Investment Funds generally will not be registered as investment companies under the 1940 Act and the Company, as an investor in these Investment Funds, will not have the benefit of the protections afforded by the 1940 Act to investors in registered investment companies.  While the Adviser in many instances will seek to negotiate arrangements that provide for regular reporting of performance and portfolio data by the Investment Funds, at times the only means of obtaining independent verification of performance data will be reviewing an Investment Fund’s annual audited financial statements.  Absent such negotiated arrangements (or as may otherwise be provided in the Investment Fund’s governing documents), Investment Funds are not contractually or otherwise obligated to inform their investors, including the Company, of details surrounding their investment strategies.  (This means, for example, that if two or more of the Company’s Investment Funds were to invest significantly in the same company or industry, the Company’s investments could be “concentrated” in that company or industry without the Adviser having had the opportunity to assess the risks of such concentration.)  In addition, the Company and the Adviser have no control over the Investment Funds’ investment management, brokerage, custodial arrangements or operations and must rely on the experience and competency of each Investment Manager in these areas.  The performance of the Company is entirely dependent on the success of the Adviser in selecting Investment Funds for investment by the Company and the allocation and reallocation of assets among Investment Funds.

Investors May Be Able to Invest in the Investment Funds Directly at a Lower Cost than Investing Indirectly through the Company.  An investor who meets the eligibility conditions imposed by the Investment Funds, including minimum initial investment requirements that generally will be substantially higher than those imposed by the Company, could invest directly in the Investment Funds.  By investing in the Investment Funds indirectly through the Company, an investor bears a proportionate part of the asset-based fees and other expenses paid by the Company to the Adviser and other expenses of the Company, and also indirectly bears a portion of the asset-based fees, performance compensation and other expenses borne by the Company as an investor in the Investment Funds.

The Fees of the Underlying Investment Managers Will Affect Performance and the Fee Arrangements of Those Managers May Involve Special Risks.  Each Investment Manager to which the Adviser allocates assets generally will charge the Company, as an investor in an underlying Investment Fund, an asset-based fee, and some or all of the Investment Managers will receive performance-based compensation (either fees or in the form of profit “allocations”).  The asset-based fees of the Investment Managers are generally expected to range from 1% to 4% annually of the net assets under their management and the performance compensation to the Investment Managers is generally expected to range from 10% to 25% of net profits annually.  The receipt of performance compensation by an Investment Manager may create an incentive for an Investment Manager to make investments that are riskier or more speculative than those that might have been made in the absence of such incentive.  In addition, because performance compensation will generally be calculated on a basis that includes unrealized appreciation of an Investment Fund’s assets, such compensation may be greater than if it were based solely on realized gains.  Investment Managers may receive compensation for positive performance of an Investment Fund even if the Investment Fund’s overall returns are negative.

An Investment Manager to an Investment Fund will receive any performance compensation to which it is entitled, irrespective of the performance of the other Investment Funds and the Company generally.  Thus, an Investment Manager with positive performance may receive performance compensation from the Company, as an investor in an underlying Investment Fund, and indirectly from the Company’s investors, even if the Company’s overall returns are negative.  Investment decisions for the Investment Funds are made by the Investment Managers independently of each other and may conflict with each other.  Consequently, at any particular time, one Investment Fund may be purchasing interests in an issuer that at the same time are being sold by another Investment Fund.  Investing by Investment Funds in this manner could cause the Company to indirectly incur certain transaction costs without accomplishing any net investment result.

There Are Special Risks Related to Investments in the Investment Funds.  Additional investments in, or withdrawals from, the Investment Funds may be made only at certain times specified in the governing documents of the Investment Funds (or in such negotiated “side letter” or similar arrangements as the Adviser may be able to enter into with the Investment Fund on behalf of the Company).  In addition, the Company may be subject to fees imposed on its withdrawals from the Investment Funds, especially with respect to “early withdrawals” made within one year of its initial investment in a particular Investment Fund.  This means that withdrawals are likely to be more constrained during periods immediately following the Company’s launch and after any substantial reallocation among investments.

To the extent holdings in an Investment Fund afford the Company no ability to vote on matters relating to the Investment Fund, the Company will have no say in matters that could adversely affect the Company’s investment in the Investment Fund.

Investment Funds may be permitted to distribute securities in kind to investors, including the Company.  Securities that may be received upon a distribution may be illiquid or difficult to value.  In such circumstances, the Adviser would seek to dispose of these securities in a manner that is in the best interests of the Company.

There May be Uncertainties in Valuation.  The Company values its investments in Investment Funds at fair value in accordance with procedures established by the Board of Directors.  Under these procedures, fair value as of each month-end ordinarily will be the value determined as of such month-end for each Investment Fund in accordance with the Investment Fund’s valuation policies and reported at the time of the Company’s valuation, which may be subject to certain adjustments.  An Investment Manager may face a conflict of interest with respect to these reported valuations as they will affect the Investment Manager’s compensation.

The Company’s valuation procedures require the Adviser to consider all relevant information available at the time the Company values its portfolio.  The Adviser and/or the Board of Directors will consider such information, and may conclude in certain circumstances that the information provided by the Investment Manager of an Investment Fund does not represent the fair value of the Company’s interests in the Investment Fund.  Any such decision would be made in good faith, and subject to the review and supervision of the Board of Directors.

All fair value determinations are based on information reasonably available at the time the valuation is made and that the Company believes to be reliable.  This is so notwithstanding that subsequent revisions or adjustments may be required.  For example, the net asset values or other valuation information received by the Adviser from the Investment Funds will typically be “estimated” only, subject to revision through the end of each Investment Fund’s annual audit.  Revisions to the gain and loss calculations of each Investment Fund therefore will be an ongoing process, and no net capital appreciation or depreciation figure can be considered final as to an Investment Fund until its annual audit is completed.

The Scale of the Adviser’s Capital Under Management May Affect the Company’s Investment Operations.  As of April 30, 2013, the Adviser’s capital under management or advisement, including the Company, was approximately $7.9 billion (capital under management may include assets that are committed, even if not funded).  This represents considerable growth relative to recent years for SkyBridge.  While the precise effects cannot be determined, there can be expected to be both benefits of scale (e.g., greater visibility, access and commercial leverage when dealing with Investment Funds and service providers) and disadvantages.  Growth in the Adviser’s capital under management may result in limitations on investment opportunities otherwise desirable to the Company

BOARD OF DIRECTORS
The Company has a Board of Directors (each member a “Director” and collectively, the “Board of Directors”) that has overall responsibility for monitoring and overseeing the Company’s investment program, management and operations.  Each investor, by investing in the Company, will become a “Shareholder” of the Company and will be deemed to have voted for the election of each initial Director.  Any vacancy on the Board of Directors may be filled by the remaining Directors, except to the extent the 1940 Act requires the election of Directors by the Shareholders.  A majority of the Directors are “Independent Directors” who are not “interested persons” (as defined by the 1940 Act) of the Company or the Adviser.  See “Management of the Company—Board of Directors” and “Voting.”

The Company has entered into an investment advisory agreement (the “Investment Advisory Agreement”) with the Adviser effective as of the July 6, 2011.  The Investment Advisory Agreement will continue for an initial two-year term and, thereafter, will continue in effect from year to year if the continuance is approved annually by the Board of Directors (including a majority of the Independent Directors).  The Investment Advisory Agreement is terminable without penalty upon 60 days’ prior written notice by the Board of Directors to the Adviser and to the Shareholders, by vote of a majority, as defined by the 1940 Act, of the outstanding voting securities of the Company, or by the Adviser upon 60 days’ prior written notice.  See “Investment Advisory Agreement.”

THE ADVISER
SkyBridge Capital II, LLC (“SkyBridge”), a limited liability company formed under the laws of the State of Delaware, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Subject to the oversight of the Board of Directors, the day-to-day portfolio management, short-term cash management and operations of the Company will be the primary responsibility of Raymond Nolte, Chief Investment Officer of the Adviser and an officer and director of the Company and Mr. Troy Gayeski, Partner and Senior Portfolio Manager at the Adviser.  See “The Adviser” and “The Portfolio Manager.”

A discussion regarding the basis for the Board of Directors’ approval of the Company’s investment advisory agreement with the Adviser is available under the heading “Investment Advisory Agreement” and in certain of the Company’s periodic financial reports.

ADMINISTRATOR
BNY Mellon Investment Servicing (US), Inc. (“BNYM”), a corporation formed under the laws of the Commonwealth of Massachusetts, has been appointed by the Company to provide certain administrative services to the Company (in such capacity, the “Administrator”).  BNYM has been authorized by the Board of Directors, in the administration, accounting and transfer agent services agreement (the “Administration Agreement”) entered into between the Company and BNYM, to provide various administrative, transfer agency, accounting and investor services to the Company.  Fees payable to BNYM for these services, and reimbursement for its out-of-pocket expenses, will be paid by the Company out of the assets of the Company.  See “Company Expenses” and “Administrator.”

CUSTODIAN
The Company has retained The Bank of New York Mellon, a corporation incorporated under the laws of the State of Delaware, to provide certain custodial services to the Company (in such capacity, the “Custodian”).  Fees payable to the Custodian for these services, and reimbursement for the Custodian’s out-of-pocket expenses, will be paid by the Company.  See “Company Expenses” and “Custodian.”

COMPANY EXPENSES
The Adviser bears all of its own costs incurred in providing investment advisory services to the Company, including travel and other expenses related to its selection and monitoring of Investment Managers.  As described below, however, the Company bears all other expenses related to its investment program (collectively, “investment-related expenses”).  The Adviser also provides, or will arrange at its expense, for certain management and administrative services to be provided to the Company.  Among those services are:  providing office space and other support services; maintaining and preserving certain records; preparing and filing various materials with state and U.S. federal regulators; providing legal and regulatory advice in connection with administrative functions; and reviewing and arranging for payment of the expenses of the Company.  See “Company Expenses.”

Expenses to be assumed by the Company (unless voluntarily assumed by the Adviser) include, without limitation:  organizational expenses; fees and expenses associated with the registration of the Shares; all investment-related expenses, including, but not limited to, fees paid and expenses reimbursed directly or indirectly to Investment Managers (including, however characterized or structured, management fees, performance or incentive fees or allocations and redemption or withdrawal fees, and any indemnification expenses), all costs and expenses directly related to portfolio transactions and positions for the Company’s account, such as direct and indirect expenses associated with the Company’s investments, and enforcing the Company’s rights in respect of such investments, transfer taxes and premiums, taxes withheld on non-U.S. dividends, fees for data and software providers, research expenses, professional fees (including, without limitation, the fees and expenses of consultants, accountants, investment bankers, attorneys and experts, which may be retained to provide due diligence or similar services with respect to potential Investment Managers or for other purposes, fees and disbursements to any third party vendors performing data aggregation and/or risk reporting services, fees and disbursements of any third party vendor performing tax compliance services and, if applicable in connection with its temporary or cash management investments or certain swap or other derivative transactions, brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased and margin fees; any non-investment-related interest expense; attorneys’ fees and disbursements associated with preparing, and updating the Company’s Prospectus and preparing and reviewing subscription documents (with the Prospectus, the “Offering Materials”); broker-dealer expenses; fees and disbursements of any accountants engaged by the Company, and expenses related to the annual audit of the Company; fees and expense reimbursements paid to the Administrator; recordkeeping, transfer, registration, insurance, finder’s, custody and escrow fees and expenses; certain technology costs including hardware and software; the costs of errors and omissions, directors’ and officers’ liability insurance and a fidelity bond; the Management Fee; the costs of preparing and distributing updated Offering Materials, reports and other communications, including proxy, tender offer correspondence or similar materials, to Shareholders; the costs of tax return and reporting preparation, review and distribution to Shareholders; fees of Independent Directors and travel expenses of Directors relating to meetings of the Board of Directors and committees thereof; all costs and charges for equipment or services used in communicating information regarding transactions between the Adviser and any custodian or other agent engaged by or on behalf of the Company; and any extraordinary expenses, including indemnification expenses as provided for in the LLC Agreement. The Adviser will pay or assume all other ordinary operating expenses of the Company.

In consideration of the administrative services provided by BNYM to the Company, the Company will pay BNYM an annual fee, payable monthly, calculated as a percentage of the Company’s net assets, which fee provides for “breakpoints” (or fee reductions) at increasing asset levels (the “Administrative Fee”).  The Administrative Fee is equal to approximately .075% of the Company’s first $200 million of average net assets; .05% of the Company’s next $150 million of average net assets; and .035% of the Company’s average net assets in excess of $350 million.  The Administrative Fee, together with certain per-account charges payable to BNYM, will be paid out of and reduce the Company’s net assets.  See “Administrator.”

MANAGEMENT FEE
In consideration of the advisory and other services provided by the Adviser, the Company will pay the Adviser a monthly fee of approximately 0.071% (0.85% on an annualized basis) of its net assets (the “Management Fee”).  The Management Fee will be paid out of and reduce the Company’s net assets.  In order to limit the ordinary expenses of the Company (excluding any Investment Fund fees and expenses, interest, brokerage commissions and extraordinary expenses of the Company), the Adviser has agreed to waive part or all of the Management Fee (net of any compensation paid by the Adviser or its affiliates to the Placement Agents in connection with the placement of Shares or servicing of investors), or reimburse the Company in a corresponding amount, to the extent necessary to prevent the Company’s ordinary expenses from exceeding 1.50% per annum of its average monthly net assets.  However, there can be no guarantee that the intended 1.50% per annum ratio can be maintained (e.g., it would be exceeded if the Management Fee were waived in full and doing so nonetheless was insufficient to maintain that ratio).  See “Management Fee.”

CONFLICTS OF INTEREST
The investment activities of the Adviser, the Investment Managers and their affiliates for their own accounts and other accounts they manage may give rise to conflicts of interest that may disadvantage the Company.  SkyBridge engages in other asset management activities and, may, for example, engage in the ordinary course of business in activities in which its interests or the interests of its clients may conflict with those of the Company or the Shareholders.  See “Conflicts of Interest.”  The Adviser is the investment adviser to SkyBridge Multi-Adviser Hedge Fund Portfolios LLC, another investment company registered under the 1940 Act that follows a fund of hedge funds strategy similar to that of the Company.  The Adviser is also the investment adviser to other investment funds and accounts that invest in hedge funds.

DISCLOSURE OF PORTFOLIO HOLDINGS
The Company will publicly disclose its portfolio holdings periodically as required by the 1940 Act.  The Company also may make disclosures to persons or entities having a legitimate business purpose related to receipt of such information, subject to the requirement that if such information is made available more frequently than to the public it be subject at all times to appropriate protections against misuse.  A more complete description of the Company’s policies and procedures with respect to the disclosure of information relating to the Company’s portfolio securities is available below under “Disclosure of Portfolio Holdings.”

SUBSCRIPTION FOR SHARES
Each Share offered under this Prospectus represents a capital investment in the Company of $1,000 on the Initial Closing Date.  After the Initial Closing Date, Shares will be offered at the Company’s net asset value per Share, and each Share will represent a capital investment in the Company in that amount.  Each prospective investor must subscribe for a minimum initial investment of $25,000.  Additional investments must be made in a minimum amount of $10,000.  The minimum initial and additional investments may be reduced by the Company or its designated agents with respect to individual investors or classes of investors (as, for example, with respect to key employees, officers or directors of the Company, the Adviser or their affiliates).  The Company or its designated agents may, in their discretion, cause the Company to repurchase a Shareholder’s entire interest in the Company (i.e., all Shares of the Company held by the Shareholder) if the Shareholder’s investment balance in the Company, as a result of repurchase or transfer requests by the Shareholder, is less than $25,000.

After the Initial Closing Date and the commencement of the Company’s investment operations, the Company or its designated agents may accept initial and additional subscriptions for Shares as of the first business day of each calendar month (a “business day” being any day on which banks in New York City are not required or permitted to close), except that the Company may offer Shares more frequently as determined by it or its designated agents.  Subscription documentation, however, must be received by the Company at least seven calendar days prior to the proposed subscription date (or, if any such date is not a business day, the immediately preceding business day).  To assist the Company in meeting its “know your customer” obligations, subscriptions generally will be accepted only from investors having brokerage accounts with an approved Placement Agent (or with the Company’s Principal Underwriter), and are subject to the receipt of cleared funds from such account prior to the applicable subscription date and in the full amount of the subscription (which funds will be debited directly from such account by the relevant agent, on behalf of the Company, to fund the subscription).  Cleared funds must be available in such account no later than five calendar days prior to the particular subscription date.  Although the Company or its designated agents, including the Principal Underwriter, may accept, in its or their sole discretion, a subscription prior to receipt of cleared funds or subject to different timing than noted above, an investor may not become a Shareholder until cleared funds have been received.  The Company and its designated agents, including the Principal Underwriter, reserve the right to reject any subscription for Shares and may, in its or their sole discretion, suspend subscriptions for Shares at any time and from time to time.

Hastings Capital Group, LLC, an affiliate of the Adviser, serves as the Company’s Principal Underwriter with authority to sell Shares directly and to appoint Placement Agents to assist the Principal Underwriter in selling Shares.

ELIGIBILITY
Each prospective investor will be required to certify that the Shares subscribed for are being acquired directly or indirectly for the account of an “accredited investor” as defined in Regulation D under the 1933 Act.  Investors who are “accredited investors” as defined in Regulation D (generally, individuals having a net worth of at least $1 million not including the value of a primary residence) or earning at least $200,000 in each of the past two years, entities having total assets of at least $5 million, or entities all of whose beneficial owners are themselves accredited investors) are referred to in this Prospectus as “Eligible Investors.”  In addition, to assist the Company in meeting its “know your customer” obligations, an Eligible Investor generally must have a brokerage account with an approved Placement Agent (or with the Company’s Principal Underwriter).  Existing Shareholders subscribing for additional Shares must be Eligible Investors at the time of the additional subscription.  The qualifications required to invest in the Company are summarized in a subscription agreement that must be completed by each prospective investor and are described in detail in Appendix A to this Prospectus.

INITIAL CLOSING DATE
The initial closing date for subscriptions for Shares (the “Initial Closing Date”) will be determined by the Company in its sole discretion.  The Company will commence investment operations immediately after the Initial Closing Date,  unless the Board of Directors determines to liquidate the Company following the receipt of initial subscriptions, in which case the Company will be liquidated as soon as practicable and the amount of subscriptions will be returned to the Shareholders.

TRANSFER RESTRICTIONS
Shares held by a Shareholder may be transferred only (1) by operation of law due to the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Shareholder or (2) with the written consent of the Company or its designated agents, which consent may be withheld in its or their sole discretion.  In connection with any request to transfer Shares, the Company may require the Shareholder requesting the transfer to obtain, at the Shareholder’s expense, an opinion of counsel selected by the Company or its agents as to such matters as may reasonably be requested.

Transferees will not be allowed to become substituted Shareholders without the consent of the Company or its designated agents, which consent may be withheld in their sole discretion.  A Shareholder who transfers Shares may be charged reasonable expenses, including attorneys’ and accountants’ fees, incurred by the Company or any Administrator in connection with the transfer.  See “Redemptions, Repurchases and Transfers of Shares—Transfers of Shares.”

REDEMPTIONS AND REPURCHASES OF SHARES BY THE COMPANY
No Shareholder will have the right to require the Company to redeem his, her or its Shares.  The Company may from time to time, as determined by the Board of Directors in its sole discretion, upon recommendation of the Adviser, offer to repurchase Shares, generally on a pro rata basis, pursuant to written tenders by Shareholders.  Each such repurchase offer generally will apply to 5-25% of the net assets of the Company.  The Adviser expects that it typically will recommend to the Board of Directors that the Company offer to repurchase Shares from Shareholders quarterly.  Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Board of Directors, in its sole discretion.  In determining whether the Company should offer to repurchase Shares, the Board of Directors will consider the recommendations of the Adviser as to the timing of such an offer, as well as a variety of operational, business and economic factors.

The Company has the right to repurchase Shares of Shareholders if the Company or its designated agents determines that the repurchase is in the best interests of the Company or upon the occurrence of certain events specified in the LLC Agreement, including, but not limited to, attempted transfers in violation of the transfer restrictions described above.  See “Redemptions, Repurchases and Transfers of Shares—No Right of Redemption” and “—Repurchases of Shares.”

SUMMARY OF TAX ASPECTS
The Company intends to elect to, and meet the requirements necessary to, qualify as a “regulated investment company” under Subchapter M of the Code.  Certain requirements under Subchapter M and additional information regarding the Company’s tax treatment, which is substantially similar to that of many other publicly offered mutual funds, are described under the heading “Tax Aspects Under Subchapter M.”

As a regulated investment company under the Code, each year that the Company qualifies as a regulated investment company and distributes to its Shareholders generally at least 90% of its “investment company taxable income” (as defined in the Code, but without regard to the dividends paid deduction), it will pay no U.S. federal income tax on the earnings or net capital gain it distributes.  This avoids a “double tax” on that income and net capital gain since holders of Shares normally will be taxed on the dividends and net capital gain they receive from the Company (unless their Company Shares are held in a retirement account that permits tax deferral or the holder is otherwise exempt from tax).  Tax-exempt U.S. investors will not derive unrelated business taxable income from an investment in Shares if they do not borrow to make the investment.

Because this tax treatment requires the Company to make certain annual distributions to Shareholders, the Company has established a program for the automatic reinvestment of these distributions in the Company.  Under the program, when a Shareholder’s distribution is reinvested, additional Shares of the Company will be issued to that Shareholder in an amount equal in value to the distribution.  Shareholders will be enrolled automatically in the reinvestment program unless they elect otherwise by contacting BNYM or the Shareholder’s representative at an approved Placement Agent (or the Shareholder’s representative at the Principal Underwriter in the case of accounts held there).  See “Distribution Policy.”  Amounts reinvested pursuant to this policy will be taxable to the Shareholders as dividends.

EMPLOYEE BENEFIT PLANS AND OTHER TAX-EXEMPT ENTITIES
Investors subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and other tax-exempt entities, including employee benefit plans, individual retirement accounts (“IRAs”) and Keogh plans (each, a tax-exempt entity), may purchase Shares.  The Company’s assets will not be deemed to be “plan assets” for purposes of ERISA.  Investment in the Company by tax-exempt entities or accounts requires special consideration; such investors should consult their legal, tax and accounting advisers with respect to these matters.  See “ERISA Considerations.”

REPORTS TO SHAREHOLDERS
The Company will furnish to Shareholders as soon as practicable after the end of each taxable year and calendar year such information as is required by law to assist the Shareholders in preparing their tax returns.  The Company will send Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.  The Company’s most recent audited report preceding this Prospectus is for the fiscal year ended March 31, 2013.  Shareholders also receive quarterly (or more frequent) reports regarding the operations of the Company.

TERM	The Company’s term is perpetual unless the Company is otherwise terminated under the terms of the LLC Agreement.

FISCAL YEAR	For accounting purposes, the Company’s fiscal year is the 12-month period ending each March 31.

SUMMARY OF FEES AND EXPENSES

The following table illustrates the direct and indirect fees and expenses that an investor may expect to pay if the investor buys and holds Shares of the Company.  Such estimated expenses should not be considered a representation of future expenses, as actual expenses may be greater or less than those shown.

The Company is a “fund of hedge funds”.  As such, like all hedge fund investors, the Company will bear a pro-rata share of the fees and expenses, including performance-based compensation, of the hedge fund vehicles in which it invests.  The caption “Acquired Fund Fees and Expenses” in the table below sets forth the Company’s estimated pro-rata share of these indirect expenses; these indirect expenses are also reflected in the example following the table.  The Acquired Fund Fees and Expenses will not be collected by or paid to the Adviser or the Company.  The Acquired Fund Fees and Expenses will be paid to, assessed and collected by the managers of those Investment Funds in which the Company invests and are common to all hedge fund investors.

SHAREHOLDER TRANSACTION FEES
Maximum sales load (percentage of offering price)	None
Maximum repurchase fee	None
ANNUAL EXPENSES (as a percentage of the Company’s net assets)
Management Fee	0.85%
Interest Expenses	None
Other Expenses	1.26%
Acquired Fund Fees and Expenses (1)	7.29%
Total Annual Expenses (2)	9.40%

(1)
The Acquired Fund Fees and Expenses represent the Adviser’s estimate of the Company’s pro rata share of the fees to be collected and expenses to be assessed by the Investment Managers of the underlying Investment Funds.  This figure is based on the level of assets to be invested in a representative portfolio of Investment Funds as well as on the fees and expenses, including payments of incentive or performance fees (“Performance Compensation”) estimated to be experienced by each Investment Fund.  It should be noted that such fees (including Performance Compensation) may fluctuate over time and may be substantially higher or lower with respect to future periods.  Compensation payable to the managers of the Investment Funds typically ranges from 1% to 4% (annualized) of the average net asset value of the hedge fund involved and may include incentive allocations or fees typically ranging from 10% to 25% of an Investment Fund’s net profits.  The Acquired Fund Fees and Expenses will not be collected by or paid to the Adviser or the Company.  The Acquired Fund Fees and Expenses will be paid to, assessed and collected by the Investment Managers of those Investment Funds in which the Company invests and are common to all hedge fund investors.  The Acquired Fund Fees and Expenses will not be subject to the expense limitation discussed under “Management Fee”.

(2)
This table does not reflect the application of the expense limitation discussed under “Management Fee.”  The Total Annual Expenses would be lower if such expense limitation were applied.  Assuming operation of that expense limitation in the manner anticipated, Total Annual Expenses - excluding Acquired Fund Fees and Expenses as well as any extraordinary expenses - generally should not exceed 1.50% per annum during the Company’s first fiscal year.

The purpose of the table above is to assist prospective investors in understanding the various fees and expenses Shareholders are expected to bear directly or indirectly.  “Other Expenses,” as shown above, is an estimate based on anticipated expenses for its first year of operations and include professional fees and other expenses that the Company will bear directly, custody fees and expenses, as well as certain organization expenses and expenses related to the offering.  For a more complete description of the various fees and expenses of the Company, see “Company Expenses,” “Management Fee,” “Administrator” and “Subscriptions for Shares.”

EXAMPLE:

You would pay the following fees and expenses on a $25,000 investment (minimum initial investment) in the Company, assuming a 5% annual return:*

1 year	3 years	5 years	10 years
$2,349.97	$7,408.27	$12,985.05	$29,557.62

The Example is based on the estimated fees and expenses set out above.  It should not be considered a representation of future expenses, as actual expenses may be greater or less than those shown.  Moreover, the rate of return of the Company may be greater or less than the hypothetical 5% return used in the Example.  A greater rate of return than that used in the Example would increase certain fees and expenses paid by the Company.

* On an investment of $1,000, the Example would be as follows:

EXAMPLE:

You would pay the following fees and expenses on a $1,000 investment in the Company, assuming a 5% annual return:

1 year	3 years	5 years	10 years
$94.00	$296.33	$519.40	$1,182.30

PERFORMANCE OF SIMILAR FUND MANAGED BY ADVISER

The Company has no operating history.  Appendix B to this Prospectus contains performance information of SkyBridge Multi-Adviser Hedge Fund Portfolios LLC, a closed end, non-diversified, management investment company registered under the 1940 Act and managed by SkyBridge and its current portfolio managers, Mr. Raymond Nolte and Mr. Troy Gayeski.  SkyBridge Multi-Adviser Hedge Fund Portfolios LLC, which is often referred to in the marketplace as the “Series G” Fund, commenced investment operations on January 1, 2003 and is operated with substantially similar investment objectives, policies and strategies to those of the Company, except that the Company is expected to be less concentrated in its investment program (so that, while the Company may invest in a similar number of underlying positions, its investment in each generally will be more evenly allocated over time).  Prior to June 2010, the investment adviser to SkyBridge Multi-Adviser Hedge Fund Portfolios LLC was Citigroup Alternative Investments LLC (“CAI”).  In connection with SkyBridge’s acquisition of certain businesses from CAI in June 2010, SkyBridge replaced CAI as such fund’s investment adviser, and all of the investment professionals responsible for the management of such fund, including Mr. Nolte, left CAI to join SkyBridge and continue the management of the fund.  There were changes in the senior management and investment personnel and investment process of CAI in September 2005 when the tenure of the current portfolio management team commenced.  It is not possible to know whether and to what extent performance returns were impacted by such changes.

The performance information of SkyBridge Multi-Adviser Hedge Fund Portfolios LLC in Appendix C does not represent the investment performance of the Company.  The information is provided to illustrate the experience and historic investment results obtained by the SkyBridge’s personnel in managing a registered fund with investment objectives, policies and strategies that are substantially similar to the Company.  Past performance is not a guarantee of future investment returns and, thus, the performance, and the information provided on Appendix C should not be viewed as indicative of the future investment performance of the Company.  Prospective investors should carefully read the notes accompanying the performance information in Appendix C.

THE COMPANY

The Company, which is registered under the 1940 Act as a closed-end, non-diversified, management investment company, was organized as a limited liability company under the laws of Delaware on May 9, 2011.  The Company’s principal office is located at 527 Madison Avenue, 16th Floor, New York, New York 10022, and its telephone number is (212) 485-3100.  Under the LLC Agreement, the Company may issue one or more series of shares, but the Company presently does not expect to organize different series of shares.

Investment advisory services will be provided by the Adviser, SkyBridge Capital II, LLC, a limited liability company organized under Delaware law, pursuant to the Investment Advisory Agreement.  Responsibility for monitoring and overseeing the Company’s investment program and its management and operation is vested in the individuals who serve on the Board of Directors.  See “Management of the Company—Board of Directors.”

USE OF PROCEEDS

The proceeds from the sale of Shares, net of fees and expenses, will be invested by the Company to pursue its investment program and objectives as soon as practicable, consistent with market conditions and the availability of suitable investments, after receipt of such proceeds by the Company.

STRUCTURE

The Company will be actively managed and Shares will be sold in specified minimum denominations solely to high net worth individual and institutional investors.  In addition, the managers of the Investment Funds typically will be entitled to receive performance-based compensation.  Unlike many private investment funds, however, the Company, as a registered closed-end investment company, can offer Shares without limiting the number of Eligible Investors that can participate in the investment program of the Company.  The Company is designed to permit sophisticated investors that have a higher tolerance for investment risk to participate in an aggressive investment program without making the more substantial minimum capital commitment that is required by many private investment funds and without being subject to the limitations on the number of Eligible Investors faced by many of those funds.

INVESTMENT PROGRAM

Investment Objective

The investment objective of the Company is to seek capital appreciation, and is classified as a “non-fundamental policy,” meaning (while no change is anticipated) it can be changed by the Company’s Board of Directors with at least 90 days’ prior notice to the Shareholders.  No assurance can be given that this investment objective will be achieved or that the Company will not lose money.  As described below, the Company is a “fund of funds” that seeks absolute return over the long term, while providing diversification for the Shareholders by investing in Investment Funds managed by third party Investment Managers who employ a variety of alternative investment strategies.

It is expected that Investment Funds in which the Company will invest have the flexibility to use leveraged or short-sale positions to take advantage of perceived inefficiencies across the global capital markets.  Because Investment Funds following alternative investment strategies (whether hedged or not) are often described as “hedge funds,” the Company’s investment program can be referred to as a fund of hedge funds.

Through the selection and monitoring of Investment Funds, the Company seeks to achieve capital appreciation that is not disproportionately influenced by the performance of any single Investment Fund.  In addition, as already noted, through constructing a portfolio that is comprised of a number of Investment Funds, the Adviser seeks to achieve the desired returns with lower volatility than likely would be achieved by investing with a single Investment Fund.  In this regard, although the Company is a “non-diversified” investment company within the meaning of the 1940 Act, the Adviser typically will limit the Company’s exposure to any one investment “strategy” to less than 30% of the Company’s net assets (measured over time and subject to underlying Investment Fund liquidity constraints) and investments in any one Investment Fund to less than 10% of the Company’s net assets (measured at the time of purchase).  For this purpose, a strategy is any one of the strategies described below under the heading “Investment Strategies” (i.e., as of the date of this Prospectus, Discretionary Trading, Systematic Trading, Equity Market Neutral/Statistical Arbitrage, Long/Short Credit, Convertible Arbitrage, Fixed Income Arbitrage, U.S. Directional Equity, International and Global Directional Equity, Emerging Markets Directional Equity, Corporate Credit Event Driven, Distressed Securities, Merger Arbitrage/Special Situations, and Event Driven Equity).  The determination to categorize (or recategorize) a particular Investment Fund within one of these investment strategies is in the sole discretion of the Adviser, which also may choose to redefine, add, or subtract strategy descriptions from time to time.

Investment Philosophy

Conventional registered investment companies, such as mutual funds, generally are subject to significant regulatory restrictions in designing their own investment strategies relating to the use of leverage and the ability to sell securities short.  Private, unregistered investment funds, however, are not subject to many of these limitations.  The Adviser believes that the Company’s strategy of investing primarily in these types of investment funds creates opportunities to participate in alternative methods of investing that may earn attractive risk-adjusted returns.

The Adviser believes a portfolio of Investment Funds can be assembled that capitalizes on both the potential lack of correlation among many Investment Funds and the lack of correlation of some alternative investment strategies with conventional long-only equity and fixed income strategies.  A portfolio of alternative investment strategies may therefore produce capital appreciation more consistently and with less volatility than would most individual conventional or alternative investment strategies.

Because alternative investment strategies may be risky, the Adviser believes it is prudent for the Company generally to invest in these strategies through Investment Funds organized as limited partnerships or other limited liability investment vehicles.  This structure limits the effect that losses incurred by any one Investment Fund will have on the assets of the Company by limiting the amount at risk to the amount invested in that Investment Fund.  In certain circumstances, however, the Adviser believes that it may be appropriate to gain investment exposure to certain Investment Funds or Investment Managers by entering into derivative transactions, such as total return swaps, options and forwards.  See “Types of Investments and Related Risks—Investment Related Risks—Risks of Securities Activities—Swap Agreements.”

Investment Strategies

The Adviser intends to invest the assets of the Company in Investment Funds that employ a variety of alternative investment strategies.  As noted above, the Investment Managers to these Funds generally conduct their investment programs through Investment Funds (primarily unregistered investment funds, and to a limited extent, registered investment companies) that have investors other than the Company.  The Adviser seeks to employ a combination of a “top-down” and a “bottom-up” investment approach, with the goal of identifying attractive Investment Funds that fit into one or more investment “themes” identified by the Adviser.  This opportunistic, theme-based approach will establish the focus of the Fund’s investments, which is expected to change over time based on the Adviser’s research and market sentiment.

Some or all of the Investment Funds may make margin purchases of securities and, in connection with these purchases, borrow money from brokers and banks (i.e., through credit facilities, lines of credit, or other margin or borrowing arrangements) for investment purposes.  Trading equity securities on margin involves an initial cash requirement representing at least a percentage of the underlying security’s value.  Borrowings to purchase equity securities typically will be secured by the pledge of those securities.  The financing of securities purchases may also be effected through reverse repurchase agreements with banks, brokers and other financial institutions.  Leverage will increase investment return if an Investment Fund earns a greater return on the investments purchased with borrowed funds than it pays for the use of those funds.  In seeking leveraged market exposure in certain investments and in attempting to increase overall returns, an Investment Fund may purchase options and other synthetic instruments that would not constitute “indebtedness” for purposes of the Asset Coverage Requirement described in the next paragraph.

The Company may borrow money in connection with its investment activities, for cash management purposes, to fund the repurchase of Shares or for temporary or emergency purposes.  The 1940 Act requires the Company, as a registered investment company, to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the Company incurs the indebtedness (the “Asset Coverage Requirement”).  This Asset Coverage Requirement means that the value of the Company’s total indebtedness may not exceed one-third the value of its total assets (including the indebtedness).  This limit applies to the Company and not to the Investment Funds.

Examples of the primary investment strategies followed by the Investment Managers that the Adviser intends to consider with respect to the Company are described below:

Relative Value Arbitrage.  Relative value arbitrage strategies seek to take advantage of specific relative pricing anomalies, while also seeking to maintain minimal exposure to systematic market risk.  This may, for example, be achieved by purchasing one security perceived by the Investment Manager to be undervalued, while selling short another security perceived by the Investment Manager to be overvalued.  Relative value arbitrage strategies include:  “Equity Market Neutral”, “Statistical Arbitrage”, “Long/Short Credit”, “Convertible Arbitrage”, and “Fixed Income Arbitrage”.  Some Investment Managers classified as multi-strategy relative value arbitrage use a combination of the strategies.  Investment Managers may look for investment opportunities in the U.S., international and global, or emerging markets.  Each of these markets constitutes a separate strategy for purposes of the strategy diversification test outlined above under the heading “Investment Objective”.

Equity Market Neutral/Statistical Arbitrage.  Equity market neutral strategies seek to generate profits through the successful selection of equity securities while reducing the effects of market-wide or, in some cases, industry sector-wide price movements by simultaneously taking long and short positions in “matched” equities in approximately equal volumes.  Statistical arbitrage is a relative value, “systematic” (meaning largely automated) trading strategy that seeks to exploit short-term and long-term relationships among stock prices and volatility.

Long/Short Credit.  Long/short credit strategies of credit securities seek to generate profits through the successful selection of credit securities while reducing the effects of market-wide or, in some cases, industry sector-wide price movements.

Convertible Arbitrage.  Convertible arbitrage strategies generally involve the simultaneous purchase and short sale of issues of the same issuer.  Often, the arbitrage involves the purchase of a convertible bond issued by the issuer and the short sale of that issuer’s common stock.  Convertible bonds are vulnerable to systematic risk, and, as to the issuers of the bonds selected for investment, there is risk of bankruptcy or significant credit risk.  Investment Managers may also seek to either hedge out or take on additional credit risk and interest rate risk.

Fixed Income Arbitrage.  Investment Managers using fixed income arbitrage strategies analyze a variety of fixed income securities across several markets.  These Investment Managers seek to exploit pricing inefficiencies between related fixed income securities, while neutralizing exposure to interest rate risk.  Losses may be incurred from spread positioning due to price differentials.  Fixed income arbitrage managers tend to utilize significant amounts of leverage, take both long and short positions, and employ options, futures and other derivative strategies.  Investment Managers also may trade various mortgage securities.  These securities and their derivatives may further increase the leverage in the Investment Funds.

Event Driven.  Event driven strategies involve investing in opportunities created by significant transactional events such as spin-offs, mergers and acquisitions, bankruptcies, recapitalizations and share buybacks.  Strategies include:  “Corporate Credit Event Driven”, “Distressed Securities”, “Merger Arbitrage/Special Situations” and “Event Driven Equity”.  Some Investment Managers classified as multi-strategy event driven use a combination of sub-strategies.  Investment Managers may look for investment opportunities in the U.S., international and global, or emerging markets.  Each of these markets constitutes a separate strategy for purposes of the strategy diversification test outlined above under the heading “Investment Objective”.

Corporate Credit Event Driven.  Corporate Credit Event Driven Strategy encompasses a combination of investment processes targeting securities which experience a change in valuation due to corporate transactions including bankruptcy, emergence from bankruptcy, mergers, acquisitions, divestitures, stock buybacks, dividend issuance, major shifts in corporate strategy, and other atypical events.  Corporate Credit Event Driven strategies involve investing in an array of credit oriented instruments including:  investment grade corporate bonds, high yield debt, bank debt and credit default swaps.  Investors that trade credit can be long or short depending on their fundamental analysis.  All credit instruments are susceptible to default, interest rate and liquidity risks.

Distressed Securities.  Distressed securities strategies involve investments in obligations of companies experiencing financial difficulties, including companies which may be subject to or threatened with bankruptcy, reorganization or liquidity proceedings, companies in default on outstanding obligations to creditors and companies experiencing decreasing revenues or earnings, and investments in securities that are priced at a higher premium over their counterparts that are perceived to be safer.  Distressed securities strategies are not limited to a particular asset class; they are active in bonds, stocks, bank debt, trade claims, private placements, warrants, etc.  This strategy classification also includes credit sensitive mortgage-backed securities which are typically defined as securities backed by Alt-A, Option Arm or Subprime collateral and other asset-backed securities backed by other credit sensitive collateral such as credit cards receivables or manufactured housing or auto loans where managers pursue strategies focused on buying distressed or stressed tranches and at times hedging their exposures.

Merger Arbitrage/Special Situations.  Merger arbitrage strategies involve the purchase and sale of securities of companies involved in corporate reorganizations and business combinations, such as mergers, exchange offers, cash tender offers, spin-offs, leveraged buy-outs, restructurings and liquidations.  The Investment Manager will also consider other investment techniques designed to maximize profits and/or hedge against losses presented by the transaction.  These techniques include short selling, options trading, trading in securities convertible into or exchangeable for the securities involved in the reorganization and investing in financial futures or other futures markets that the Investment Manager deems to be a potentially profitable investment strategy or hedge.

Event Driven Equity.  Event Driven Equity strategies opportunistically target companies undergoing a significant corporate transition in the form of a substantive reorganization (distressed or non-distressed), spin-off, merger, take-out, recapitalization, asset sale, change of control, dividend change or share buyback.  Event driven equity strategies can be passive, “politely” activist, or, at times, hostile in nature.  One of the key definitional points is that the strategy primarily focuses on the equity portion of the capital structure.  Investment Managers may look for investment opportunities in the U.S., international and global, or emerging markets.  Each of these markets constitutes a separate strategy for purposes of the strategy diversification test outlined above under the heading “Investment Objective”.

Directional Equity.  Investment Managers using a directional or long/short equity strategy use their stock selection skills to identify companies that have the potential to perform well (the long portfolio) and those that are expected to do poorly (the short portfolio).  Investment Managers seek to actively manage market exposure by shifting the allocation between long and short investments over time depending on stock selection opportunities and the Investment Manager’s outlook for the equity markets.  Because the combined long/short portfolio generally will have long equity market exposure, it has the potential to generate attractive returns during rising equity markets, while the portion of the portfolio that is sold short could reduce losses during falling equity markets.  Investment Managers may look for investment opportunities in the U.S., international and global, or emerging markets.  Each of these markets constitutes a separate strategy for purposes of the strategy diversification test outlined above under the heading “Investment Objective”.

Directional Macro.  Directional Macro strategies include:  “Discretionary Trading” and “Systematic Trading”.  Successfully implementing a directional macro strategy requires well-developed risk management procedures, because directional macro Investment Managers often employ significant leverage.  Investment Managers using such strategies may include commodity trading advisors that trade primarily futures, options on futures contracts and foreign exchange contracts.  These Investment Managers may trade in diversified markets or focus on one market sector.

Discretionary Trading.  Investment Managers using this strategy seek to dynamically allocate capital to relatively short-term trading opportunities around the world.  These Investment Managers implement both directional strategies (e.g., seeking to participate in rising and declining markets when the trend appears strong and justified by fundamentals) and relative value approaches (e.g., establishing long positions in undervalued instruments and short positions in related instruments believed to be overvalued) or in “spread” positions in an attempt to capture changes in the relationships between instruments.

Systematic Trading.  Systematic trading strategies generally rely on computerized trading systems or models to identify and capitalize on trends in financial and commodity markets.  Their systematic approach is designed to allow Investment Managers to seek to take advantage of price patterns in a very large number of markets.  The trading models may be focused on technical or fundamental factors or a combination of factors.

Investment Selection

The Adviser is responsible for the allocation of assets to various Investment Funds, subject to policies adopted by the Board of Directors.

The Adviser will select opportunistically from a wide range of Investment Funds in order to create a broad-based portfolio of such Investment Funds while seeking to invest in compelling investment strategies and with promising Investment Managers.  The Adviser does not intend to invest the assets of the Company according to pre-determined allocations.

The Adviser has access to a number of hedge fund databases as well as market information sources.  In addition, the Adviser has an active research program with internal analysts who specialize in various strategies.  Specific sources for new managers include:  industry contacts, referrals from existing Investment Managers, third party databases, direct solicitations by Investment Managers and third party marketing firms, introductions from prime brokers and industry conferences.

The Adviser receives information from a large number of Investment Funds each year.  The Adviser meets with a diversified cross-section of these Investment Funds each year, but allocates assets to only a fraction of them.  The Adviser continually looks to add to the pool of eligible Investment Funds that meet the Adviser’s due diligence requirements.  This allows the Adviser to better rank and compare fund peers, which helps to facilitate the replacement of under-performing Investment Managers as well as identify attractive alternatives and new strategies.

Investment Manager Evaluations

The Adviser will evaluate Investment Managers based on qualitative and quantitative analyses to seek to identify Investment Managers that have shown the ability to generate consistent skill-based returns (alpha) over time, while showing the ability to preserve capital by controlling drawdowns.

The Adviser will initially assess an Investment Manager through a combination of discussions, reviews of materials provided by the Investment Manager and on-site visits to the Investment Manager’s place of business.  Once an Investment Manager has successfully passed the initial assessment, the Adviser conducts a comprehensive due diligence review of the Investment Manager, which includes the following components:

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Investment Analysis.  The Adviser combines qualitative and quantitative analyses intended to develop an understanding of an Investment Manager’s ability to generate returns.  These analyses focus on an Investment Manager’s investment team, investment process, risk management and performance.  An Investment Manager’s performance track record is examined for consistency and drawdown (i.e., loss) control versus a peer group of Investment Funds.  In doing so, the Adviser analyzes the Investment Manager’s historical performance returns including its historical distribution of returns and drawdowns and relevant risk ratios and metrics.

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Operational and Business Risk Analysis.  The Adviser’s operational risk team employs a disciplined process intended to assess an Investment Manager’s ability to operate efficiently.  The key components of this analysis include, but are not limited to, a review of key principals, organizational structure and terms of Investment Funds, mid/back office operations, valuation process, accounting practices, and internal controls and procedures, disaster recovery plan and anti-money laundering policies.

Subject to the “Asset Coverage Requirements” of the 1940 Act, the Adviser may cause the Company to employ leverage in order to fund repurchases of Shares or for other purposes.  This is in addition to the leverage used by individual Investment Funds.  Leverage, whether employed by the Company or its underlying Investment Funds, has the effect of increasing returns or losses, as well as volatility.  The Adviser may increase or decrease the degree of leverage employed by the Company at any time, but will have no control over leverage employed by an Investment Fund other than with respect to any predetermined leverage limits that may have been agreed to by the Investment Fund.  See “Types of Investments and Related Risks.”

The Adviser intends to allocate assets to Investment Funds following a wide variety of investment strategies, resulting in an asset mix held by the Investment Funds that may from time to time include, without limitation, currencies, commodity futures and options (subject to limitations described elsewhere in this Prospectus), non-U.S. dollar denominated instruments, short-term instruments (including U.S. Treasury securities and certificates of deposit), sovereign debt, public and privately placed (unlisted) equity, equity-related and debt securities of U.S. and non-U.S. corporations, and investments in other investment funds.

The Adviser’s personnel have experience and expertise with alternative investment strategies and Investment Managers and have evaluated numerous Investment Funds representing many categories of alternative investments, utilizing various investment strategies.  They also have experience in directly managing alternative investment strategies.  The Adviser believes that this combination of evaluation expertise and direct investment experience enables it to understand the opportunities and risks associated with investing in the Investment Funds.  For a more complete description of the experience of the personnel of the Adviser who are principally responsible for the management of the Company, see “The Adviser.”

Portfolio Construction

The Adviser will allocate assets among Investment Funds that, in its view, represent attractive investment opportunities in relation to the Company’s investment objective.  The Adviser, however, will consider rebalancing the portfolio periodically to maintain what it considers to be the appropriate mix of trading styles and investment strategies given its prevailing market views.  There is no guarantee that any given Investment Fund will accept additional allocations of capital at the time the Adviser wishes to make such an additional allocation or at any time thereafter.  Furthermore, any Investment Fund may return capital in whole or in part without the Company’s consent (as a result of the Investment Fund’s liquidation or other compulsory redemption).

The Adviser believes it is important to maintain a broad-based portfolio in order to reduce the effect of losses or poor returns by one or more Investment Funds.  There is no guarantee, however, that the Company will be able to avoid substantial losses due to poor returns by one or more Investment Funds.  The Adviser will typically endeavor to limit the exposure to any one type of investment strategy to less than 30% of the Company’s net assets (measured over time and subject to underlying Investment Funds’ liquidity constraints) and to limit investments in any one Investment Fund to less than 10% of the Company’s net assets (measured at the time of purchase).  That said, the Adviser also employs an opportunistic, theme-focused investment program under which, at times, a substantial majority of the Company’s assets will be exposed to one or a limited number of investment themes.

The Adviser also will limit investments in any one Investment Fund to less than 5% of the Investment Fund’s outstanding voting securities.  In this regard, the Company may, at the time of investment, elect to invest in a class of the Investment Fund’s non-voting securities or by contract may waive either all voting rights associated with the investment or those that would exceed this 5% limit.  Such a limitation on voting rights is intended to ensure that an underlying Investment Fund not be deemed an “affiliated person” of the Company for purposes of the 1940 Act, which may impose limits on the Company’s dealings with the Investment Fund.  There are, however, other statutory tests of affiliation, and an Investment Fund may be deemed an “affiliated person” of the Company notwithstanding these limitations.  Waivers of voting rights typically will be effected via a contract agreed to by the relevant Investment Fund whereby the Company automatically (and in most cases irrevocably) waives any voting rights it may hold subject to certain requirements.  Other investment funds or accounts managed by the Adviser also may forego or waive voting rights in a particular Investment Fund.

As a general matter, the private Investment Funds in which the Company will invest, unlike public corporations or SEC-registered mutual funds, do not provide their shareholders with an ability to vote (except under quite limited circumstances).  The Company’s practices regarding investment in non-voting securities or waivers of voting rights are, therefore, not expected to adversely affect the Company’s operations.  Nonetheless, it is possible these practices will prevent the Company from participating in voting on a particular issue to the maximum extent available to other shareholders.  The Adviser, which makes any day-to-day decisions regarding these matters, considers this risk small relative to the flexibility realized by the Company and its shareholders in limiting 1940 Act “affiliated person” concerns.  When deciding to forego or waive voting rights, the Adviser will consider only the interests of the Company and not the interests of the Adviser or those of the Adviser’s other clients.  The Company has not established specific written procedures relating to this process.

The trading and investment activity of Investment Funds in which the Company invest are not subject to the Company’s investment restrictions and, unless registered under the 1940 Act, generally are not subject to any investment limitations under the 1940 Act or the Code.  The Company may invest temporarily in high quality fixed income securities, money market instruments and money market funds or may hold cash or other cash equivalents pending the investment of assets in Investment Funds or to maintain the liquidity necessary to effect repurchases of Shares or for other purposes.

Risk Management and Monitoring of Investments

As noted above, unregistered investment funds typically have greater flexibility than conventional registered investment companies as to the types of securities unregistered funds may hold, the types of trading strategies they may use, and, in some cases, the extent to which they utilize leverage.  The Investment Managers selected by the Company will have full discretion, without the Company’s input, to purchase and sell securities and other investments for their respective Investment Funds consistent with the relevant investment advisory agreements, partnership agreements or other governing documents of the Investment Funds.  The Investment Funds generally are not limited in the markets in which they invest, either by location or type, such as U.S. or non-U.S. (including emerging markets), large capitalization or small capitalization, or the investment discipline that they may employ, such as value or growth or bottom-up or top-down analysis.  These Investment Funds may invest and trade in a wide range of securities and other financial instruments and may pursue various investment strategies and techniques for both hedging and non-hedging purposes.  The Investment Funds may also sell securities short, purchase and sell option and futures contracts and engage in other derivative transactions, subject to certain limitations described elsewhere in this Prospectus.  The use of one or more of these techniques may be an integral part of the investment program of an Investment Fund and involves certain risks.  See “Types of Investments and Related Risks.”

The Adviser will employ an ongoing risk management process.  Risk management with respect to portfolio construction will seek to achieve diversification across trading styles and investment strategies, asset classes and markets.  The Adviser’s regular risk management review will include:  (i) at a minimum, a monthly review of profit and loss reports and risk profiles for each Investment Manager; (ii) ongoing quantitative and qualitative monitoring of Investment Managers; and (iii) monitoring of drawdown (loss) levels, especially with respect to predetermined “trigger” points.

No risk-management process is fail-safe, and no assurance can be given that the Adviser’s risk management process will achieve its objective.  From time to time, the Adviser may modify or change its risk management system.

The Adviser will seek to monitor the operations and performance of an Investment Fund as frequently as the Adviser believes is appropriate in light of the investment strategy followed by the Investment Manager and prevailing market conditions.  Although independently verifiable information about an Investment Funds’ operations and performance may not be available on more than an annual basis, the Adviser regularly intends to solicit such information from the Investment Managers and other sources as the Adviser deems necessary to properly assess the relative success or failure of each Investment Fund; there can be no assurance that the Adviser will be successful in obtaining any such information.  In this regard, the Adviser in many cases intends to seek to negotiate arrangements that provide for regular reporting of performance and portfolio data by the Investment Funds.  (The inability to negotiate any such arrangement with a specific Investment Fund will not, however, prevent the Adviser from considering that Investment Fund for investment.)  Changes in leverage, personnel, market behavior, expenses, litigation, capital resources, economic conditions and other factors may be monitored, as appropriate and to the extent the information is available to the Adviser.

Based on the Adviser’s assessment of factors such as (i) the degree to which the Investment Manager is pursuing an investment strategy consistent with its stated policy; (ii) whether and to what degree the focus, incentives and investment strategy of the Investment Manager have changed; and (iii) whether the investment strategy employed remains consistent with the objective of the Company in light of changing market conditions or otherwise, the Adviser periodically will adjust allocations of the Company’s assets among Investment Funds.  Rebalancing of the Company’s portfolio generally will be considered on a periodic basis.  The Company may, however, reduce its investment in an Investment Fund only as permitted by the governing documents of the Investment Fund (or in such negotiated “side letter” or similar arrangements as the Adviser may be able to enter into with the Investment Fund on behalf of the Company), which may limit significantly the timing or size of permitted withdrawals or redemptions.

The investment program of the Company is speculative and entails substantial risks.  No assurance can be given that the investment objective of the Company will be achieved or that substantial losses will not be incurred.  In fact, certain investment practices to be employed by the Company and/or the Investment Managers can, in some circumstances, substantially increase any adverse impact on the Company’s investment portfolio.  See “Types of Investments and Related Risks.”

TYPES OF INVESTMENTS AND RELATED RISKS

General

The value of the Company’s total net assets will fluctuate in response to fluctuations in the value of the Investment Funds in which the Company invests, and the Company could sustain losses.  An investment in the Company should only be made by investors who have sufficient capital to sustain the loss of their entire investment in the Company.  Discussed below are certain of the investments expected to be made by Investment Funds and the principal risks that the Adviser believes are associated with those investments.  These risks will, in turn, have an effect on the Company.

Strategy Related Risks

Event-Driven Investments.  The Investment Funds may invest in companies involved in (or the target of) acquisition attempts or tender offers or companies involved in work-outs, liquidations, spin-offs, reorganizations, bankruptcies and similar transactions.

Likewise, an Investment Fund’s investment may be in markets or companies in the midst of a period of economic or political instability.  In any investment opportunity involving these types of business enterprise, there exists a number of risks, such as the risk that the transaction in which such business enterprise is involved either will be unsuccessful, take considerable time or will result in a distribution of cash or a new security the value of which will be less than the purchase price to the Investment Fund of the security or other financial instrument in respect of which such distribution is received.  Similarly, if an anticipated transaction does not in fact occur, the Investment Fund may be required to sell its investment at a loss.  Further, in any investment in an unstable political or economic environment, there exists the risk of default as to debt securities and bankruptcy or insolvency with respect to equity securities.  Investment Funds in which the Company invests may invest in the securities of a company which is the subject of a proxy contest, anticipating that the resulting management may improve the company’s performance or effect a sale of either the company or its assets. If the incumbent management defeats such an attempt or if the incoming management is unable to achieve its anticipated results, the market price of the company’s securities will typically fall, which may cause the Investment Fund (and, as a result, the Company) to sustain a loss.  Companies involved in acquisition attempts via proxy fight may be the subject of litigation. Such litigation typically involves significant uncertainties and may impose additional costs and expenses upon the company, the participating Investment Fund, and (indirectly) the Company.  Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies or situations in which the Investment Fund may invest, there is a potential risk of loss by the Investment Fund of its entire investment in such companies.

In addition, the Company’s investments in certain Investment Funds with event-driven investment strategies may be subject to lock-up periods (sometimes of five years or more, intended to allow an Investment Fund flexibility to seek longer-term exposure to underlying company events).  During a lock-up period, the Company may not be permitted to withdraw its investment or only may be able to do so with payment of a fee.  As a result, the Company would need to weigh the potential benefits of such longer-term exposure against the risks of being locked up.

Statistical Arbitrage.  The success of the investment activities of an Investment Manager employing statistical arbitrage is heavily dependent on the mathematical models used by the Investment Manager in attempting to exploit short-term and long-term relationships among stock prices and volatility.  Models that have been formulated on the basis of past market data may not be predictive of future price movements.  The Investment Manager may select models that are not well suited to prevailing market conditions.  Furthermore, the effectiveness of such models tends to deteriorate over time as more traders seek to exploit the same market inefficiencies through the use of similar models.

In the event of static market conditions, statistical arbitrage strategies are less likely to be able to generate significant profit opportunities from price divergences between long and short positions than in more volatile environments.

Unusual events specific to particular corporations and major events external to the operations of markets can cause extreme market moves that are inconsistent with the historic correlation and volatility structure of the market.  Models also may have hidden biases or exposure to broad structural or sentiment shifts.

Quantitative trading strategies, including statistical arbitrage, are highly complex, and, for their successful application, require relatively sophisticated mathematical calculations and relatively complex computer programs.  These trading strategies are dependent upon various computer and telecommunications technologies and upon adequate liquidity in the markets traded.  The successful execution of these strategies could be severely compromised by, among other things, a diminution in the liquidity of the markets traded, telecommunications failures, power loss and software-related “system crashes.”  Due to the high trading volume nature of statistical arbitrage the transaction costs associated with the strategy may be significant.  In addition the “slippage” from entering and exiting positions may be significant and may result in losses.

Equity Market Neutral.  A market neutral strategy requires both a long and short position.  To the extent an Investment Manager is unable to maintain a balanced position because of trade execution delays, forced liquidations of short or leveraged positions due to losses or failure to “match” long and short positions, the strategy will not be market neutral.  In addition, to the extent that long and short positions are not matched by industry sectors, a sector-wide but not market-wide price move may result in market, as opposed to stock picking, losses.  Unusual events specific to a particular company, which cause sudden changes in a specific company’s share valuation may also adversely affect historical price relationships between stocks, leading to losses in the strategy.

Fixed Income Arbitrage.  Fixed income arbitrage strategies generally involve spreads between two or more positions.  To the extent the price relationships between such positions remain constant, no gain or loss on the position will occur.  Such positions do, however, entail a substantial risk that the price differential could change unfavorably, causing a loss to the spread position.  Substantial risks are involved in trading in U.S. and non-U.S. government securities, corporate securities, investment company securities, mortgage-backed and asset-backed securities, commodity and financial futures, options, rate caps, rate swaps and the various other financial instruments and investments that fixed income arbitrage strategies may trade.  Substantial risks are also involved in borrowing and lending against such investments.  The prices of these investments can be volatile, market movements are difficult to predict, and financing sources and related interest and exchange rates are subject to rapid change.  Certain corporate, asset-backed and mortgage-backed securities may be subordinated (and thus exposed to the first level of default risk) or otherwise subject to substantial credit risks.  Government policies, especially those of the Federal Reserve Board and foreign central banks, have profound effects on interest and exchange rates that, in turn, affect prices in areas of the investment and trading activities of fixed income arbitrage strategies.  Many other unforeseeable events, including actions by various government agencies and domestic and international political events, may cause sharp market fluctuations.

Merger Arbitrage.  Merger arbitrage investments generally could incur significant losses when anticipated merger or acquisition transactions are not consummated.  There is typically asymmetry in the risk/reward payout of mergers – the losses that can occur in the event of deal break-ups can far exceed the gains to be had if deals close successfully.  Mark-to-market losses can occur intra-month even if deals are not breaking and they may or may not be recouped upon successful deal closures.  The consummation of mergers, tender offers and exchange offers can be prevented or delayed by a variety of factors, including:  (i) regulatory and antitrust restrictions; (ii) political motivations; (iii) industry weakness; (iv) stock specific events; (v) failed financings; and (vi) general market declines.

Merger arbitrage strategies also depend for success on the overall volume of merger activity, which historically has been cyclical in nature.  During periods when merger activity is low, it may be difficult or impossible to identify opportunities for profit or to identify a sufficient number of such opportunities to provide diversification among potential merger transactions.

Merger arbitrage positions also are subject to the risk of overall market movements.  To the extent that a general increase or decline in equity values affects the stocks involved in a merger arbitrage position differently, the position may be exposed to loss.  At any given time, arbitrageurs can become improperly hedged by accident or in an effort to maximize risk-adjusted returns.  This can lead to inadvertent market-related losses.

Distressed Securities.  The Investment Funds may invest in securities of U.S. and non-U.S. issuers in weak financial condition, experiencing poor operating results, having substantial capital needs or negative net worth, facing special competitive or product obsolescence problems, or that are involved in bankruptcy or reorganization proceedings.  Investments of this type may involve substantial financial and business risks that can result in substantial or at times even total losses.  Among the risks inherent in investments in troubled entities is the fact that it frequently may be difficult to obtain information as to the true condition of such issuers.  Such investments also may be adversely affected by U.S. state and federal laws relating to, among other things, fraudulent transfers and other voidable transfers or payments, lender liability and the U.S. Bankruptcy Court’s power to disallow, reduce, subordinate, or disenfranchise particular claims.  The market prices of such securities are also subject to abrupt and erratic market movements and above-average price volatility, and the spread between the bid and asked prices of such securities may be greater than those prevailing in other securities markets.  It may take a number of years for the market price of such securities to reflect their intrinsic value.  In liquidation (both in and out of bankruptcy) and other forms of corporate reorganization, there exists the risk that the reorganization either will be unsuccessful (e.g., due to failure to obtain requisite approvals), will be delayed (e.g., until various liabilities, actual or contingent, have been satisfied), or will result in a distribution of cash or a new security the value of which will be less than the purchase price to the Investment Fund of the security in respect to which such distribution was made.

Convertible Arbitrage.  The success of the investment activities of an Investment Manager involved in convertible arbitrage will depend on such Investment Manager’s ability to identify and exploit price discrepancies in the market.  Identification and exploitation of the market opportunities involve uncertainty.  No assurance can be given that an Investment Manager will be able to locate investment opportunities or to correctly exploit price discrepancies.  A reduction in the pricing inefficiency of the markets in which such Investment Manager will seek to invest will reduce the scope for the Investment Manager’s investment strategies.  In the event that the perceived mispricings underlying such Investment Manager’s positions fail to materialize as expected, the positions could incur a loss.

The price of a convertible bond, like other bonds, changes inversely to changes in interest rates.  Hence, increases in interest rates could result in a loss on a position to the extent that the short stock position does not correspondingly depreciate in value.  While Investment Managers typically try to hedge interest rate risk via interest rate swaps and Treasuries, residual interest rate risk can adversely impact the portfolio.  The price of convertible bonds is also sensitive to the perceived credit quality of the issuer.  Convertible securities purchased by Investment Managers will decline in value if there is deterioration in the perceived credit quality of the issuer or a widening of credit spreads and this decline in value may not be offset by gains on the corresponding short equity position.

Convertible bond arbitrage portfolios are typically long volatility.  This volatility risk is difficult to hedge since the strike price and often the maturity of the implied option are unknowns.  A decline in actual or implied stock volatility of the issuing companies can cause premiums to contract on the convertible bonds.  Convertible arbitrageurs are also exposed to liquidity risk in the form of short squeezes in the underlying equities or due to widening bid/ask spreads in the convertible bonds.  Liquidity risk often can be exacerbated by margin calls since most arbitrageurs run leveraged portfolios.  Convertible arbitrage strategies are also subject to risk due to inadequate or misleading disclosure concerning the securities involved.  There have been cases where final prospectuses are different from drafts and important clauses are misinterpreted, both leading to significant losses for arbitrageurs.  Also, in the absence of anti-dilution provisions in a convertible security, losses could occur in the event the underlying stock is split, additional securities are issued, a stock dividend is declared or the issuer enters into another transaction which increases its outstanding securities.

Investment Related Risks

General Economic and Market Conditions.  The success of the Company’s activities may be affected by general economic and market conditions, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws, and national and international political circumstances.  These factors may affect the level and volatility of security prices and liquidity of the Company’s investments.  Unexpected volatility or illiquidity could impair the Company’s profitability or result in its suffering losses.

Highly Volatile Markets.  The prices of commodities contracts and all derivative instruments, including futures and options, can be highly volatile.  Price movements of forward, futures and other derivative contracts in which an Investment Fund’s assets may be invested are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies.  In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those in currencies, financial instruments, futures and options.  Intervention often is intended directly to influence prices and may, together with other factors, cause all such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations.  An Investment Fund also is subject to the risk of the failure of any exchanges on which its positions trade or of their clearinghouses.

Investments by the Investment Funds in corporate equity and debt securities, whether publicly traded or privately placed, are subject to inherent market risks and fluctuations as a result of company earnings, economic conditions and other factors beyond the control of the Adviser.  The public equity markets have in the recent past experienced significant price volatility, especially in the technology sector.

Risks of Securities Activities.  All securities investing and trading activities risk the loss of capital.  Although the Adviser will attempt to moderate these risks, no assurance can be given that the Company’s investment activities will be successful or that Shareholders will not suffer losses.  To the extent that the portfolio of an Investment Fund is concentrated in securities of a single issuer or issuers in a single industry, the risk associated with any investment decision made by the Investment Manager of such Investment Fund is increased.  Following are some of the more significant risks that the Adviser believes are associated with the Investment Funds’ styles of investing:

Equity Securities.  Investment Funds may hold long and short positions in common stocks, preferred stocks and convertible securities of U.S. and non-U.S. issuers.  Investment Funds also may invest in depositary receipts or shares relating to non-U.S. securities.  See “Non-U.S. Securities.”  Equity securities fluctuate in value, often based on factors unrelated to the fundamental economic condition of the issuer of the securities, including general economic and market conditions, and these fluctuations can be pronounced.  Investment Funds may purchase securities in all available securities trading markets and may invest in equity securities without restriction as to market capitalization, such as those issued by smaller capitalization companies, including micro-cap companies.  See “Smaller Capitalization Issuers.”

Bonds and Other Fixed Income Securities.  Investment Funds may invest in bonds and other fixed income securities, both U.S. and non-U.S., and may take short positions in these securities.  Investment Funds will invest in these securities when they offer opportunities for capital appreciation (or capital depreciation in the case of short positions) and may also invest in these securities for temporary defensive purposes and to maintain liquidity.  Fixed income securities include, among other securities:  bonds, notes and debentures issued by U.S. and non-U.S. corporations; debt securities issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities (“U.S. Government securities”) or by a non-U.S. government (often referred to as “sovereign debt”); municipal securities; and mortgage-backed and asset-backed securities.  These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations.  Fixed income securities are subject to the risk of the issuer’s inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility resulting from, among other things, interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (i.e., market risk).

Investment Funds may invest in both investment grade and non-investment grade (commonly referred to as junk bonds) debt securities.  Non-investment grade debt securities in the lowest rating categories may involve a substantial risk of default or may be in default.  Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade debt securities to make principal and interest payments than issuers of higher grade debt securities.  An economic downturn affecting an issuer of non-investment grade debt securities may result in an increased incidence of default.  In addition, the market for lower grade debt securities may be thinner and less active than for higher grade debt securities.

Mortgage Backed Securities.  Investment Funds may invest in mortgage backed securities.  The investment characteristics of mortgage backed securities differ from traditional debt securities.  Among the major differences are that interest and principal payments on mortgage backed securities are made more frequently, usually monthly, and that principal may be prepaid at any time because the underlying loans or other assets generally may be prepaid at any time.  The adverse effects of prepayments may indirectly affect the Company in two ways.  First, particular investments may experience outright losses, as in the case of an interest only security in an environment of faster than expected actual or anticipated prepayments.  Second, particular investments may underperform relative to hedges that the Investment Funds may have entered into for these investments, resulting in a loss to the Investment Fund.  In particular, prepayments (at par) may limit the potential upside of many mortgage backed securities to their principal or par amounts, whereas their corresponding hedges often have the potential for large losses.

The Investment Funds may also invest in structured notes, variable rate mortgage backed securities, including adjustable rate mortgage securities (“ARMs”), which are backed by mortgages with variable rates, and certain classes of collateralized mortgage obligation (“CMO”) derivatives, the rate of interest payable under which varies with a designated rate or index.  The value of these investments is closely tied to the absolute levels of such rates or indices, or the market’s perception of anticipated changes in those rates or indices.  This introduces additional risk factors related to the movements in specific indices or interest rates that may be difficult or impossible to hedge, and which also interact in a complex fashion with prepayment risks.

Non-U.S. Securities.  Investment Funds may invest in securities of non-U.S. issuers and in depositary receipts or shares (of both a sponsored and non-sponsored nature), such as American Depositary Receipts, American Depositary Shares, Global Depositary Receipts or Global Depositary Shares (collectively known as “ADRs”), which represent indirect interests in securities of non-U.S. issuers.  Sponsored depositary receipts are typically created jointly by a foreign private issuer and a depositary.

Non-sponsored depositary receipts are created without the active participation of the foreign private issuer of the deposited securities.  As a result, non-sponsored depositary receipts may be viewed as riskier than depositary receipts of a sponsored nature.  Non-U.S. securities in which Investment Funds may invest may be listed on non-U.S. securities exchanges or traded in non-U.S. over-the-counter markets.  Investments in non-U.S. securities are subject to risks generally viewed as not present in the United States.  These risks include:  varying custody, brokerage and settlement practices; difficulty in pricing of securities; less public information about issuers of non-U.S. securities; less governmental regulation and supervision over the issuance and trading of securities than in the United States; the lack of availability of financial information regarding a non-U.S. issuer or the difficulty of interpreting financial information prepared under non-U.S. accounting standards; less liquidity and more volatility in non-U.S. securities markets; the possibility of expropriation or nationalization; the imposition of withholding and other taxes; adverse political, social or diplomatic developments; limitations on the movement of funds or other assets between different countries; difficulties in invoking legal process abroad and enforcing contractual obligations; and the difficulty of assessing economic trends in non-U.S. countries.  Moreover, governmental issuers of non-U.S. securities may be unwilling to repay principal and interest due, and may require that the conditions for payment be renegotiated.  Investment in non-U.S. countries typically also involves higher brokerage and custodial expenses than does investment in U.S. securities.

Other risks of investing in non-U.S. securities include changes in currency exchange rates (in the case of securities that are not denominated in U.S. dollars) and currency exchange control regulations or other non-U.S. or U.S. laws or restrictions, or devaluations of non-U.S. currencies.  A decline in the exchange rate would reduce the value of certain of an Investment Fund’s foreign currency denominated portfolio securities irrespective of the performance of the underlying investment.  An Investment Fund may also incur costs in connection with conversion between various currencies.

The risks associated with investing in non-U.S. securities may be greater with respect to those issued by companies located in emerging industrialized or less developed countries.  Risks particularly relevant to emerging markets may include higher dependence on exports and the corresponding importance of international trade, greater risk of inflation, greater controls on foreign investment and limitations on repatriation of invested capital, increased likelihood of governmental involvement in and control over the economies, governmental decisions to cease support of economic reform programs or to impose centrally planned economies, and less developed corporate laws regarding fiduciary duties of officers and directors and protection of investors.

An Investment Fund may enter into forward currency exchange contracts (“forward contracts”) for hedging and non-hedging purposes in pursuing its investment objective.  Forward contracts are transactions involving an Investment Fund’s obligation to purchase or sell a specific currency at a future date at a specified price.  Forward contracts may be used by an Investment Fund for hedging purposes to protect against uncertainty in the level of future foreign currency exchange rates, such as when an Investment Fund anticipates purchasing or selling a non-U.S. security.  This technique would allow the Investment Fund to “lock in” the U.S. dollar price of the security.  Forward contracts may also be used to attempt to protect the value of an Investment Fund’s existing holdings of non-U.S. securities.  Imperfect correlation may exist, however, between an Investment Fund’s non-U.S. securities holdings and the forward contracts entered into with respect to those holdings.  Forward contracts may be used for non-hedging purposes in seeking to meet an Investment Fund’s investment objective, such as when the Investment Manager of a Fund anticipates that particular non-U.S. currencies will appreciate or depreciate in value, even though securities denominated in those currencies are not then held in the Investment Fund’s investment portfolio.  Generally, Investment Funds are subject to no requirement that they hedge all or any portion of their exposure to foreign currency risks, and there can be no assurance that hedging techniques will be successful if used.

Smaller Capitalization Issuers.  Investment Funds may invest in smaller capitalization companies, including micro-cap companies.  Investments in smaller capitalization companies often involve significantly greater risks than the securities of larger, better-known companies because they may lack the management expertise, financial resources, product diversification and competitive strengths of larger companies.  The prices of the securities of smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies, as these securities typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects.  In addition, when selling large positions in small capitalization securities, the seller may have to sell holdings at discounts from quoted prices or may have to make a series of small sales over a period of time.

Non-Diversified Status.  Because the Company is a “non-diversified” investment company for purposes of the 1940 Act, the limitations under the 1940 Act on the percentage of the Company’s assets that may be invested in the securities of any one issuer do not apply.  However, the diversification rules under Subchapter M of the Internal Revenue Code of 1986, as amended, do apply.  The Company’s net asset value may therefore be subject to greater volatility than that of an investment company that is subject to such diversification standards.  The Company will, however, endeavor to limit investments in any single Investment Fund to 10% of the Company’s net assets (measured at the time of purchase).  The Adviser believes that this approach will help to reduce the Company’s overall investment risk.

Leverage.  Some or all of the Investment Funds may make margin purchases of securities and, in connection with these purchases, borrow money from brokers and banks (i.e., through credit facilities, lines of credit, or other margin or borrowing arrangements) for investment purposes.  Use of leverage in this manner is speculative and involves certain risks.  As noted below, unlike the Company, the Investment Funds are not subject to limitations under the 1940 Act with respect to the use of leverage.  The Company may borrow money in connection with its investment activities, for cash management purposes, to fund the repurchase of Shares or for temporary or emergency purposes.  In general, the use of leverage by Investment Funds or the Company will increase the volatility of returns.

Trading equity securities on margin involves an initial cash requirement representing at least a percentage of the underlying security’s value.  Borrowings to purchase equity securities typically will be secured by the pledge of those securities.  The financing of securities purchases may also be effected through reverse repurchase agreements with banks, brokers and other financial institutions.  Although leverage will increase investment return if an Investment Fund earns a greater return on the investments purchased with borrowed funds than it pays for the use of those funds, the use of leverage will decrease the return of an Investment Fund if the Investment Fund fails to earn as much on investments purchased with borrowed funds as it pays for the use of those funds.  The use of leverage will in this way magnify the volatility of changes in the value of investments held by the Investment Funds.  In the event that an Investment Fund’s equity or debt instruments decline in value, the Investment Fund could be subject to a “margin call” or “collateral call,” under which the Investment Fund must either deposit additional collateral with the lender or suffer mandatory liquidation of the pledged securities to compensate for the decline in value.

In the event of a sudden, precipitous drop in value of an Investment Fund’s assets, the Investment Fund might not be able to liquidate assets quickly enough to pay off its borrowing.  Money borrowed for leveraging will be subject to interest costs that may or may not be recovered by return on the securities purchased.  The Investment Fund may be required to maintain minimum average balances in connection with its borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate.

The 1940 Act requires a registered investment company to satisfy an Asset Coverage Requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness.  This Asset Coverage Requirement means that the value of the investment company’s total indebtedness may not exceed one-third the value of its total assets (including the indebtedness).  This limit applies to the Company and not to the Investment Funds, and accordingly the Company’s portfolio may be exposed to the risk of highly leveraged investment programs in certain Investment Funds and the volatility of the value of Shares may be great.

In seeking leveraged market exposure in certain investments and in attempting to increase overall returns, an Investment Fund may purchase options and other synthetic instruments that do not constitute “indebtedness” for purposes of the Asset Coverage Requirement.  These instruments may nevertheless involve significant economic leverage and may, in some cases, involve significant risks of loss.

Short Sales.  An Investment Fund may attempt to limit its exposure to a possible market decline in the value of its portfolio securities through short sales of securities that its Investment Manager believes possess volatility characteristics similar to those being hedged.  An Investment Fund may also use short sales for non-hedging purposes to pursue its investment objectives if, in the Investment Manager’s view, the security is over-valued.  Short selling is speculative in nature and, in certain circumstances, can substantially increase the effect of adverse price movements on an Investment Fund’s portfolio.

A short sale of a security involves the risk of an unlimited increase in the market price of the security that can in turn result in an inability to cover the short position and a theoretically unlimited loss.  No assurance can be given that securities necessary to cover an Investment Fund’s short position will be available for purchase.  The SEC and other U.S. and non-U.S. regulatory authorities have imposed, and may impose in the future, restrictions on short selling, either on a temporary or permanent basis.  Such restrictions may include placing limitations on specific companies and/or industries with respect to which an Investment Fund may enter into short positions, and may hinder an Investment Fund in, or prevent it from, implementing its investment strategies, and may negatively affect performance.

Reverse Repurchase Agreements.  Reverse repurchase agreements involve a sale of a security by an Investment Fund to a bank or securities dealer and the Investment Fund’s simultaneous agreement to repurchase the security for a fixed price (reflecting a market rate of interest) on a specific date.  These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Investment Fund.  Reverse repurchase transactions are a form of leverage that may increase the volatility of an Investment Fund’s investment portfolio.

Purchasing Initial Public Offerings.  The Investment Funds may purchase securities of companies in initial public offerings or shortly after those offerings are complete.  Special risks associated with these securities may include a limited number of shares available for trading, lack of a trading history, lack of investor knowledge of the issuer, and limited operating history of the issuer.  These factors may contribute to substantial price volatility for the shares of these companies.  The limited number of shares available for trading in some initial public offerings may make it more difficult for an Investment Fund to buy or sell significant amounts of shares without an unfavorable effect on prevailing market prices.  In addition, some companies in initial public offerings are involved in relatively new industries or lines of business, which may not be widely understood by investors.  Some of these companies may be undercapitalized or regarded as developmental stage companies, without revenues or operating income, or the near-term prospects of achieving revenues or operating income.

Special Investment Instruments and Techniques.  Investment Funds may utilize a variety of special investment instruments and techniques described below to hedge the portfolios of the Investment Funds against various risks, such as changes in interest rates or other factors that affect security values, or for non-hedging purposes in seeking to achieve an Investment Fund’s investment objective.  The Adviser, on behalf of the Company, may also use these special investment instruments and techniques for either hedging or non-hedging purposes.

These strategies may be executed through derivative transactions.  Instruments used and the particular manner in which they may be used may change over time as new instruments and techniques are developed or regulatory changes occur.  Certain of these special investment instruments and techniques are speculative and involve a high degree of risk, particularly in the context of non-hedging transactions.

This Prospectus contains extensive disclosures relating to the risks and opportunities presented by various types of derivative instruments, consisting of futures, swaps, and options.  While these instruments can be significant components of the investment programs of the Investment Funds in which the Company invests, it is presently contemplated that the Company will not enter directly into derivatives transactions.

Derivatives.  The Company and some or all of the Investment Funds, may invest in, or enter into, derivatives or derivatives transactions (“Derivatives”).  Derivatives are financial instruments that derive their performance, at least in part, from the performance of an underlying asset, index or interest rate.  Derivatives entered into by an Investment Fund or the Company can be volatile and involve various types and degrees of risk, depending upon the characteristics of a particular Derivative and the portfolio of the Investment Fund or the Company as a whole.  Derivatives permit an Investment Manager or the Adviser to increase or decrease the level of risk of an investment portfolio, or change the character of the risk to which an investment portfolio is exposed in much the same way as the manager can increase or decrease the level of risk, or change the character of the risk, of an investment portfolio by making investments in specific securities.  Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in Derivatives could have a large potential effect on performance of an Investment Fund or the Company.  The Adviser’s use of derivatives may include total return swaps, options and futures designed to replicate the performance of a particular Investment Fund or to adjust market or risk exposure.

If an Investment Fund or the Company invests in Derivatives at inopportune times or incorrectly judges market conditions, the investments may reduce the return of the Investment Fund or the Company or result in a loss.  An Investment Fund or the Company also could experience losses if Derivatives are poorly correlated with its other investments, or if the Investment Fund or the Company is unable to liquidate the position because of an illiquid secondary market.  The market for many Derivatives is, or suddenly can become, illiquid.  Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for Derivatives.  Furthermore, when seeking to obtain short exposure by investing in Derivatives, an Investment Fund or the Company may be subject to regulatory restrictions as discussed in “Investment Related Risks - Short Sales” above.

Options and Futures.  The Company and the Investment Funds may utilize options and futures contracts and so-called “synthetic” options or other Derivatives written by broker-dealers or other permissible financial intermediaries.  Options transactions may be effected on securities exchanges or in the over-the-counter market.  When options are purchased over-the-counter, the Company’s or the Investment Fund’s portfolio bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract.  Options may also be illiquid and, in such cases, the Company or a Fund may have difficulty closing out its position.  Over-the-counter options also may include options on baskets of specific securities.

The Company and the Investment Funds may purchase call and put options on specific securities, and may write and sell covered or uncovered call and put options for hedging purposes in pursuing the investment objectives of the Company or the Investment Funds.  A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option.  A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option.  A covered call option is a call option with respect to which the seller of the option owns the underlying security.  The sale of such an option exposes the seller during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security.  A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on the books of or with a custodian to fulfill the obligation undertaken.  The sale of such an option exposes the seller during the term of the option to a decline in price of the underlying security while depriving the seller of the opportunity to invest the segregated assets.

The Company and the Investment Funds may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security.  In such a case, the Company or the Investment Fund will realize a profit or loss if the amount paid to purchase an option is less or more than the amount received from the sale of the option.

Investment Funds may enter into futures contracts in U.S. markets or on exchanges located outside the United States.  Non-U.S. markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States.  Non-U.S. markets, however, may have greater risk potential than U.S. markets.  For example, some non-U.S. exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract.  In addition, any profits realized could be eliminated by adverse changes in the exchange rate, and the Company or an Investment Fund could incur losses as a result of those changes.  Transactions on non-U.S. exchanges may include both commodities that are traded on U.S. exchanges and those that are not.  Unlike trading on U.S. commodity exchanges, trading on non-U.S. commodity exchanges is not regulated by the Commodity Futures Trading Commission (the “CFTC”).

Engaging in transactions in futures contracts involves risk of loss to the Company or the Investment Fund that could adversely affect the value of the Company’s net assets.  No assurance can be given that a liquid market will exist for any particular futures contract at any particular time.  Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day.  Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day.  Futures contract prices could move to the limit for several consecutive trading days with little or no trading, preventing prompt liquidation of futures positions and potentially subjecting the Company or the Investment Funds to substantial losses.  Successful use of futures also is subject to the Adviser’s or an Investment Manager’s ability to predict correctly movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to determine the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

Positions of the SEC and its staff may require the Adviser to segregate permissible liquid assets in connection with the Company’s futures, options and commodities transactions (if any) in an amount generally equal to the value of the underlying security, option or commodity.  The segregation of these assets (if any) would have the effect of limiting the Adviser’s ability otherwise to invest those assets.

Futures and related options transactions by the Company must constitute permissible transactions pursuant to regulations promulgated by the CFTC.  The Adviser historically relied on the exemption provided for registered investment companies by CFTC Rule 4.5 with respect to its operation of the investment program of the Company, but has now registered with the CFTC as a “commodity pool operator.”  The Company itself generally is not subject to CFTC regulations as a result of this change in the Adviser’s status, although that is subject to continuing interpretation by the CFTC, which ultimately may impose various additional reporting, disclosure, or similar requirements in respect of the Company.

Call and Put Options on Securities Indices.  The Company or an Investment Fund may purchase and sell call and put options on stock indices listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes in seeking to achieve the investment objectives of the Company or the Investment Funds.  A stock index fluctuates with changes in the market values of the stocks included in the index.  Successful use of options on stock indices will be subject to the Adviser’s or an Investment Manager’s ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment, which requires different skills and techniques from those involved in predicting changes in the price of individual stocks.

Warrants and Rights.  Warrants are Derivatives that permit, but do not obligate, their holder to subscribe for other securities or commodities.  Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company.  Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any interest in the assets of the issuer.  Warrants and rights may be considered more speculative than certain other types of equity-like securities.  In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

Swap Agreements.  The Company or an Investment Fund may enter into equity, interest rate, index and currency rate swap agreements.  These transactions will be undertaken in attempting to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if the Company or an Investment Fund had invested directly in the asset that yielded the desired return.  Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year.  In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor.  The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” that is, the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index.

Most swap agreements entered into by the Company or an Investment Fund would require the calculation of the obligations of the parties to the agreements on a “net basis.”  Consequently, current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”).  The risk of loss with respect to swaps is limited to the net amount of interest payments that the Company or the Investment Fund is contractually obligated to make.  If the other party to a swap defaults, the Company’s or the Investment Fund’s risk of loss consists of the net amount of payments that the Company or the Investment Fund contractually is entitled to receive.

To achieve investment returns equivalent to those achieved by an Investment Manager in whose Investment Fund (or other account managed by the Investment Manager) the Company otherwise could not invest directly, perhaps because of its investment minimum, or its unavailability for direct investment, the Company may enter into swap agreements under which the Company may agree, on a net basis, to pay a return based on a floating interest rate, and to receive the total return of the reference Investment Fund (or other account managed by the Investment Manager) over a stated time period.  The Company may seek to achieve the same investment result through the use of other Derivatives and Structured Investments in similar circumstances.  There may be limitations or complete restrictions on the ability of the Company to use these derivative instruments as a part of its investment strategy due to legislation passed by Congress, in which regulatory agencies would be required to develop rules imposing limits on derivatives activities.  Such legislation also may increase compliance costs for the Company.  Limits or restrictions imposed on counterparties with which the Company engages in derivative transactions could also prevent the Company from using these instruments.  Also, the U.S. federal income tax treatment of swap agreements and other Derivatives as described above is unclear.  Swap agreements and other Derivatives used in this manner may be treated as a “constructive ownership transaction” with respect to the reference property, which may result in a portion of any long-term capital gain being treated as ordinary income.  See “Tax Aspects Under Subchapter M—Tax Treatment of Investments.”

Lending Portfolio Securities.  Investment Funds may lend their securities to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions.  The lending Investment Fund continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable in respect of the loaned securities, which affords the Investment Fund an opportunity to earn interest on the amount of the loan and on the loaned securities’ collateral.  A substitute dividend payment received in a stock lending transaction will not qualify for the preferential tax rates for non-corporate taxpayers on certain dividends pursuant to recently enacted tax legislation.  In connection with any such transaction, the Investment Fund will receive collateral consisting of cash, U.S. Government securities or irrevocable letters of credit that will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities.  An Investment Fund might experience loss if the institution with which the Investment Fund has engaged in a portfolio loan transaction breaches its agreement with the Investment Fund.

When-Issued and Forward Commitment Securities.  Investments Funds or the Adviser on behalf of the Company may purchase securities on a “when-issued” basis and may purchase or sell securities on a “forward commitment” basis in order to hedge against anticipated changes in interest rates and prices.  These transactions involve a commitment to purchase or sell securities at a future date (ordinarily one or two months later).  The price of the underlying securities, which is generally expressed in terms of yield, is fixed at the time the commitment is made, but delivery and payment for the securities takes place at a later date.  No income accrues on securities that have been purchased pursuant to a forward commitment or on a when-issued basis prior to their delivery.  When-issued securities and forward commitments may be sold prior to the settlement date.  Disposal of the right to acquire a when-issued security prior to its acquisition or disposal of the right to deliver or receive against a forward commitment may incur a gain or loss.  These transactions, if effected by the Company, will be subject to the Company’s limitation on indebtedness unless, at the time the transaction is entered into, the Company has established and maintains a segregated account consisting of cash, U.S. Government securities or liquid securities equal to the value of the when-issued or forward commitment securities.  The risk exists that securities purchased on a when-issued basis may not be delivered and that the purchaser of securities sold by an Investment Fund or the Company on a forward basis will not honor its purchase obligation.  In such cases, an Investment Fund or the Company may incur a loss.

Restricted and Illiquid Investments.  Although the Adviser anticipates that most Investment Funds will invest primarily in publicly traded securities, they may invest a portion of the value of their total assets in restricted securities and other investments that are illiquid.  Restricted securities are securities that may not be sold to the public without an effective registration statement under the 1933 Act or that may be sold only in a privately negotiated transaction or pursuant to an exemption from registration.

When registration is required to sell a security, an Investment Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time the Investment Fund may be permitted to sell a security under an effective registration statement.  If adverse market conditions developed during this period, an Investment Fund might obtain a less favorable price than the price that prevailed when the Investment Fund decided to sell.  Investment Funds may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which they purchased the securities.

Interests in Investment Funds are themselves illiquid and generally are subject to substantial restrictions with respect to redemptions or withdrawals and on transfer.  These restrictions may adversely affect the Company were it to have to sell or redeem those interests at an inopportune time.  Furthermore, under certain circumstances, an Investment Fund may impose limitations on the Company’s ability to fully exercise its redemption rights by suspending redemptions, imposing “gates,” and/or by making distributions in-kind.  It is reasonable to expect an increase in the number of investment funds invoking these types of limitations, as well as the “side-pockets” discussed below, during periods of market stress.

Among other risks, the Company may also invest its assets in Investment Funds that permit the advisers of such Investment Funds to designate certain investments, typically those that are especially illiquid or hard to value, as “special situation” (often called “side-pocket”) investments with additional redemption limitations.  Such a side-pocket is, in effect, similar to a private equity fund that requires its investors to remain invested for the duration of the fund and distributes returns on the investment only when liquid assets are generated within the fund, typically through the sale of the fund’s illiquid assets in exchange for cash.  When the Company is invested in an Investment Fund that establishes a side-pocket in respect of all or part of the Company’s investment, the Company therefore typically will not be permitted to redeem from the side-pocket – even when the Company requests a complete redemption of its interest in the particular Investment Fund.  Although the Adviser monitors and, to the extent practicable, limits the Company’s exposure to side-pockets, it nonetheless is possible that a significant percentage of the Company’s assets could be placed in side-pockets by the Investment Funds in which the Company is invested.  If that were to occur, the Adviser would consult with the Company’s Board of Directors and could consider, among other options, recommending a temporary halt to the Company’s repurchases of its Shares.

Counterparty Credit Risk.  Many of the markets in which the Company and the Investment Funds effect their transactions are “over-the-counter” or “interdealer” markets.  The participants in these markets are typically not subject to credit evaluation and regulatory oversight as are members of “exchange-based” markets.  To the extent the Company or an Investment Fund invests in swaps, Derivatives or synthetic instruments, or other over-the-counter transactions in these markets, the Company or Investment Fund will take credit risk with regard to parties with which it trades and also may bear the risk of settlement default.  These risks may differ materially from those involved in exchange-traded transactions, which generally are characterized by clearing organization guarantees, daily marking-to-market and settlement, and segregation and minimum capital requirements applicable to intermediaries.  Transactions entered into directly between two counterparties generally do not benefit from these protections, which in turn may subject an Investment Fund or the Company to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract or because of a credit or liquidity problem.  Such “counterparty risk” is increased for contracts with longer maturities when events may intervene to prevent settlement.  The ability of the Company and the Investment Funds to transact business with any one or any number of counterparties, the lack of any independent evaluation of the counterparties or their financial capabilities, and the absence of a regulated market to facilitate settlement, may increase the potential for losses by the Company.

Risks of Fund of Hedge Funds Structure

The Investment Funds generally will not be registered as investment companies under the 1940 Act.  The Company, as an investor in these Investment Funds, will not have the benefit of the protections afforded by the 1940 Act to investors in registered investment companies.  While the Adviser in many cases seeks to negotiate arrangements that provide for regular reporting of performance and portfolio data by the Investment Funds, at times the only means of obtaining independent verification of performance data will be reviewing the Investment Fund’s annual audited financial statements.  Absent such negotiated arrangements (or as may otherwise be provided in the Investment Fund’s governing documents), Investment Funds are not contractually or otherwise obligated to inform their investors, including the Company, of details surrounding their investment strategies.  This means, for example, that if two or more of the Company’s Investment Funds were to invest significantly in the same company or industry, the Company’s investments could be “concentrated” in that company or industry without the Adviser having had the opportunity to assess the risks of such concentration.  An Investment Fund may use investment strategies that are not fully disclosed to the Adviser, which may involve risks under some market conditions that are not anticipated by the Adviser.  The performance of the Company depends on the success of the Adviser in selecting Investment Funds for investment by the Company and the allocation and reallocation of assets among those Investment Funds.

Each Investment Manager will receive any performance-based compensation to which it is entitled irrespective of the performance of the other Investment Managers and the Company generally.  As a result, an Investment Manager with positive performance may receive performance compensation from the Company, as an investor in an underlying Investment Fund, and indirectly from its Shareholders, even if the Company’s overall returns are negative.  Investment decisions of the Investment Funds are made by the Investment Managers independently of each other so that, at any particular time, one Investment Fund may be purchasing shares of an issuer whose shares are being sold at the same time by another Investment Fund.  Transactions of this sort could result in the Company directly or indirectly incurring certain transaction costs without accomplishing any net investment result.  Because the Company may make additional investments in or withdrawals from Investment Funds only at certain times according to limitations set out in the governing documents of the Investment Funds (or in such negotiated “side letter” or similar arrangements as the Adviser may be able to enter into with the Investment Fund on behalf of the Company), the Company from time to time may have to invest some of its assets temporarily in money market securities or money market funds, among other similar types of investments.

For the Company to provide an audited annual report to Shareholders, it must receive timely information from the Investment Managers to which it has allocated capital.  An Investment Manager’s delay in providing this information would delay the Company’s preparation of certain information for Shareholders.

An investor in the Company meeting the eligibility conditions imposed by the Investment Funds, including minimum initial investment requirements that may be substantially higher than those imposed by the Company, could invest directly in the Investment Funds.  By investing in the Investment Funds indirectly through the Company, an investor bears a portion of the Adviser’s Management Fee and other expenses of the Company, and also indirectly bears a portion of the asset-based fees, performance compensation and other expenses borne by the Company as an investor in the Investment Funds.

Investment Funds may permit or require that redemptions of interests be made in kind.  Upon its withdrawal of all or a portion of its interest in an Investment Fund, the Company may receive an in-kind distribution of investments that are illiquid or difficult to value.  In such a case, the Adviser would seek to cause the Company to dispose of these securities in a manner that is in the best interests of the Company.  The Company may not be able to withdraw from an Investment Fund except at certain designated times, limiting the ability of the Adviser to withdraw assets from an Investment Fund that may have poor performance or for other reasons.  The Company also may be subject to fees imposed on withdrawals from the Investment Funds, especially with respect to “early withdrawals” made within one year of its initial investment in a particular Investment Fund.  The Company also may be subject to fees or penalties assessed by Investment Funds for electing not to comply with such Funds’ minimum capital commitment requirements.

The Company may agree to indemnify certain of the Investment Funds and their Investment Managers from any liability, damage, cost or expense arising out of, among other things, certain acts or omissions relating to the offer or sale of the Shares.

Other risks that the Adviser believes are associated with the Company’s fund of hedge funds investment approach include:

Valuation.  The Company values its investments in Investment Funds at fair value in accordance with procedures established by the Board of Directors.  Under these procedures, fair value as of each month-end ordinarily will be the value determined as of such month-end for each Investment Fund in accordance with the Investment Fund’s valuation policies and reported at the time of the Company’s valuation, subject to certain adjustments that the Board of Directors may approve or pursuant to procedures adopted by the Board of Directors.  An Investment Manager may face a conflict of interest with respect to these reported valuations as they will affect the Investment Manager’s compensation.

The Company’s valuation procedures require the Adviser to consider all relevant information available at the time the Company values its portfolio.  The Adviser and/or the Board of Directors will consider such information, and may conclude in certain circumstances that the information provided by the Investment Manager of an Investment Fund does not represent the fair value of the Company’s interests in the Investment Fund.  In the absence of specific transaction activity in interests in a particular Investment Fund, the Adviser will consider whether it is appropriate, in light of all relevant circumstances, to value such a position at its net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to net asset value.  Any such decision would be made in good faith, and subject to the review and supervision of the Board of Directors.

All fair value determinations are based on information reasonably available at the time the valuation is made and that the Company believes to be reliable.  This is so notwithstanding that subsequent revisions or adjustments may be initiated by an Investment Fund.  For example, the net asset values or other valuation information received by the Adviser from the Investment Funds will typically be “estimated” only, subject to revision through the end of each Investment Fund’s annual audit.  Revisions to the gain and loss calculations of each Investment Fund therefore will be an ongoing process, and no net capital appreciation or depreciation figure can be considered final as to an Investment Fund until its annual audit is completed.  This is especially the case in respect of Investment Funds holding volatile or harder to value assets, including those of the type that might underlie a “side-pocket” established by the Investment Fund.  (Such side-pockets are further described above under the heading “Types of Investments and Related Risks – Investment Related Risks – Restricted and Illiquid Securities.”)

In circumstances where no adjustment is made to the net asset valuation of the Company, Shares purchased or sold by Shareholders will not be adjusted.  Under such circumstances, if an adjustment would have reduced the Company’s net asset value, the outstanding Shares of the Company will be adversely affected by the Company’s prior repurchases of Shares at a higher net asset value per Share than had the adjustment been made.  Conversely, if an adjustment would have increased the Company’s net asset value, the outstanding Shares of the Company will benefit, to the detriment of Shareholders who previously had their Shares repurchased at a lower net asset value than had the adjustment been made.  See “Net Asset Valuation.”

Legal, Tax and Regulatory Changes Relating to the Investment Funds.  Legal, tax and regulatory changes adversely affecting the Investment Funds could occur.  In particular, the SEC has been engaging in general inquiries into hedge funds, and the regulatory and tax environment for derivative instruments in which an Investment Fund may invest is evolving, along with the regulatory environment for leveraged investors generally.  These changes could limit or otherwise adversely affect the ability of Investment Funds to pursue their trading strategies, which, consequently, could adversely affect the Company’s performance.

Dilution.  If an Investment Manager limits the amount of capital that may be contributed to an Investment Fund from the Company, or if the Company declines to purchase additional interests in an Investment Fund, continued sales of interests in the Investment Fund to others may dilute the returns for the Company from the Investment Fund.

Investments in Non-Voting Stock.  Investment Funds may, consistent with applicable law, not disclose the contents of their portfolios.  This lack of transparency will make it difficult for the Adviser to monitor whether holdings of the Investment Funds cause the Company to be above specified levels of ownership in certain asset classes.  To avoid potential adverse regulatory consequences in such a case, the Company may need to hold its interest in an Investment Fund in non-voting form (which may entail the Company subscribing for a class of securities that is not entitled to vote or contractually waiving the ability to vote with respect to a portion of its interests in the Investment Fund).  Consequently, the Company may hold substantial amounts of non-voting securities in a particular Investment Fund.  To the extent the Company holds an Investment Fund’s non-voting securities (or voting securities as to which voting rights have been waived), it will not be able to vote on matters that require the approval of the investors in the Investment Fund.

Control Positions.  Investment Funds may take control positions in companies.  The exercise of control over a company imposes additional risks of liability for environmental damage, product defects, failure to supervise and other types of liability related to business operations.  In addition, the act of taking a control position, or seeking to take such a position, may itself subject an Investment Fund to litigation by parties interested in blocking it from taking that position.  If those liabilities were to arise, or such litigation were to be resolved adverse to the Investment Funds, the investing Investment Funds likely would suffer losses on their investments.

OTHER RISKS

Investing in the Company will involve risks other than those associated with investments made directly by Investment Funds including those described below:

Dependence on Key Personnel.  The Adviser is dependent on the services of its professional staff, and there can be no assurance that it will be able to retain the current portfolio management personnel described under the heading “The Adviser.”  The departure or incapacity of such a person could have a material adverse effect on the Adviser’s management of the investment operations of the Company and the Company.

Future Changes in Applicable Law.  The ability of the Investment Funds, and, by extension, the Company, to implement their investment program and conduct their operations, is based on laws and regulations which are subject to change through legislative, judicial or administrative action.  Future legislative, judicial or administrative action could adversely affect the ability of the Investment Funds and the Company to implement their investment program and conduct their operations.  Recent U.S. federal legislation requires investment managers of private funds to register with the SEC and imposes certain reporting and other public disclosure requirements with respect to private funds.  Compliance with this legislation could have an adverse effect on the private fund industry generally and on the Investment Funds specifically.  Although the Company itself is already registered with the SEC, adverse effects on the private fund industry generally can be expected to have an adverse effect on the Company because the Company’s investment program contemplates that the Investment Funds are primarily private funds.  Adverse effects may include, among other things, higher expenses, adverse effect on performance due to public transparency of certain proprietary information such as trading strategies, a potentially smaller universe over time of Investment Funds that would accept a U.S. investor like the Company, or constraints on certain trading strategies of Investment Funds such as those involving derivatives.  The Volcker Rule will limit the ability of banking entities, to sponsor, invest in, or serve as an investment adviser to hedge funds, which may adversely affect the Investment Funds.  In addition, legislation is regularly introduced to change the tax treatment of incentive allocations (or “carried interest”), treating a gradually increasing percentage of such allocations as ordinary income, which could result in a change in the availability of appropriate investments or in the fee structures of Investment Funds.  It cannot be predicted whether such legislation will become law or whether such legislation would have any impact on an investment in the Company.

Availability of Investment Opportunities.  The business of identifying and structuring investments of the types contemplated by the Company is specialized, and involves a high degree of uncertainty.  The availability of investment opportunities generally will be subject to market conditions as well as, in some cases, the prevailing regulatory or political climate.  No assurance can be given that the Company will be able to identify and complete attractive investments in the future or that it will be able to invest fully its subscriptions.  Similarly, identification of attractive investment opportunities by Investment Funds is difficult and involves a high degree of uncertainty.  Even if an attractive investment opportunity is identified by an Investment Manager, an Investment Fund may not be permitted to take advantage of the opportunity to the fullest extent desired.  Investment Funds sponsored, managed or advised by the Adviser and its affiliates may seek investment opportunities similar to those the Company may be seeking, and none of these parties has an obligation to offer any opportunities it may identify to the Company.

Increased Competition in Alternative Asset Investments.  As compared to earlier periods, there has been a marked increase in the number of, and flow of capital into, investment vehicles established in order to implement alternative asset investment strategies, including the strategies to be implemented by the Company.  While the precise effect cannot be determined, such increase may result in greater competition for investment opportunities, or may result under certain circumstances in increased price volatility or decreased liquidity with respect to certain positions.  Prospective investors should understand that the Company may compete with other investment vehicles (including funds and accounts managed by SkyBridge), as well as investment and commercial banking firms, which have substantially greater resources, in terms of financial resources and research staffs, than may be available to the Company.

Recent Market Events and Government Regulation.  The Summer of 2007 witnessed the beginning of a liquidity and credit crisis of historic proportions that had a domino effect on financial markets and participants worldwide that, with continuing instability in the European Union, has continued into 2013.  Among other effects, global financial and economic turmoil has led certain brokers and other lenders to be unwilling or less willing to finance new investments or to only offer financing for investments on less favorable terms than had been prevailing in the recent past.  Although the U.S. Federal Reserve Bank, European Central Bank, and other central banks have injected significant liquidity into markets and otherwise made significant funds, guarantees, and other accommodations available to certain financial institutions, elevated levels of market stress and volatility and impaired liquidity, funding, and credit persist.

While instruments correlated to residential mortgage markets were affected first, ultimately market participants holding a broad range of securities, other financial instruments and commodities and commodities contracts were forced to liquidate investments, often at deeply discounted prices, in order to satisfy margin calls (i.e., repay debt), shore up their cash reserves, or for other reasons.  Market shifts of this nature may cause unexpectedly rapid losses in the value of positions held by the Investment Funds.  Negative conditions also can be expected as a result of any reduction in central bank supporting programs.  It is uncertain how long the effects of the liquidity and credit crisis, such as market volatility, will continue, what other effects it will have on financial markets and the operations of the Company and the Investment Funds, and what may be the overall impact of future liquidity and credit crises.

Credit risk includes the risk that counterparty or an issuer of securities or other financial instruments will be unable to meet its contractual obligations and fail to deliver, pay for, or otherwise perform a transaction.  Credit risk is incurred, for example, when an Investment Fund engages in principal-to-principal transactions outside of regulated exchanges, as well as in transactions on certain exchanges that operate without a clearinghouse or similar credit risk-shifting structure.  Since 2007, several prominent financial market participants have failed or nearly failed to perform their contractual obligations when due – creating a period of great uncertainty in the financial markets, government intervention in certain markets and in certain failing institutions, severe credit and liquidity contractions, early terminations of transactions and related arrangements, and suspended and failed payments and deliveries.

Following these dislocations, financial institution failures and defaults, and large financial frauds in recent years, governmental authorities, agencies, and representatives around the world have called for financial system and participant regulatory reform, including additional regulation of investment funds (such as the Investment Funds) and their managers and their activities, including registration and reporting requirements, compliance, risk management, and anti-money laundering procedures, restrictions on certain types of trading (such as equity short sales), restrictions on the provision and use of leverage, implementation of capital, books and records, reporting, and disclosure requirements (including in respect of leverage ratios, risk indicators, short sales, etc.), and regulation of certain over-the-counter trading activity (such as the clearing of certain credit default and other swaps). Numerous studies and reports have attempted to determine whether (and how) such investment fund activities have contributed to market and financial system instability.  Regulatory reform legislation has been introduced or adopted in a number of major financial markets, and more is anticipated.

In addition, regulators, self-regulatory organizations, and exchanges in markets around the world may restrict or prohibit, and have restricted and prohibited, common market practices such as the short-selling of stocks (or certain stocks).  The extent of such measures, intended to stabilize the financial markets, varies from country to country.

The duration, severity, and ultimate effect of recent market conditions and government actions cannot be predicted.  Further deterioration could result in further declines in the market values of potential or actual investments of the Investment Funds.  Such declines and/or government actions could lead to diminished investment opportunities generally for the Company (and the Investment Funds), impact the viability of various investment strategies or require the disposition of investments at a loss.

Reliance on Historical Data.  Allocations to individual strategies within the Company may be selected, among other reasons, because they historically exhibit certain statistical volatility, return and correlation characteristics and, together, are relatively unrelated to the strategies within the Company.  This strategy allocation is heavily dependent on the Adviser’s analysis of historical data, and, in particular, statistical volatility, return and correlation characteristics.  No assurance can be given that the historical parameters will accurately predict future characteristics.  To the extent that future events may vary significantly from these historical parameters upon which the strategy allocation is based, the allocation to Investment Funds may not provide the expected levels of risk, return and volatility and may result in the Company experiencing significant losses or in the Company failing to achieve its targeted returns during otherwise favorable market cycles.

Inadequate Return.  No assurance can be given that the returns on the Company’s investments will be commensurate with the risk of investment.  Investors should not commit money to the Company unless they have the resources to sustain the loss of their entire investment.

Inside Information.  From time to time, the Company or its affiliates or an Investment Manager may come into possession of material, non-public information concerning an entity in which the Company or Investment Fund has invested, or proposes to invest.  Possession of that information may limit the ability of the Company or Investment Fund to buy or sell securities of the entity.

Possible Exclusion of a Shareholder Based on Certain Detrimental Effects.  The Company may, as determined by the Company or its designated agents, repurchase the Shares held by a Shareholder or other person acquiring Shares from or through a Shareholder, if:

•
the Shares have been transferred in violation of the Company’s LLC Agreement or have vested in any person other than by operation of law as the result of the death, dissolution, bankruptcy, insolvency or adjudicated incompetence of the Shareholder;

•
ownership of the Shares by the Shareholder or other person likely will cause the Company to be in violation of, or subject the Company to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

•
continued ownership of the Shares by the Shareholder or other person may be harmful or injurious to the business or reputation of the Company, the Board of Directors, the Adviser or any of their affiliates, or may subject the Company or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•	any of the representations and warranties made by the Shareholder or other person in connection with the acquisition of the Shares was not true when made or has ceased to be true;

•
the Shareholder is subject to special regulatory or compliance requirements, such as those imposed by the Bank Holding Company Act, certain Federal Communications Commission regulations, or ERISA (collectively, “Special Laws or Regulations”), and the Company or its designated agents determine that the Shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold Shares; or

•	the Directors or the Company’s designated agents determine that the repurchase of the Shares would be in the best interests of the Company.

The effect of these provisions may be to deprive an investor of an opportunity for a return even though other investors in the Company might enjoy such a return.

Limitations on Transfer; No Market for Shares.  No Shareholder will be permitted to transfer his, her or its Shares without the consent of the Company or its designated agents.  The transferability of Shares will be subject to certain restrictions contained in the LLC Agreement and will be affected by restrictions imposed under applicable securities laws.  No market currently exists for Shares, and it is not contemplated that one will develop.

Liquidity (Repurchase) Risks.  It is not expected that Shares will be traded on any securities exchange or other market, and Shares will be subject to substantial restrictions on transfer.  Although the Company may offer to repurchase Shares from time to time, a Shareholder investing as of a given date should not expect to be able to liquidate Shares for up to six months, and possibly longer.  The Adviser typically will recommend to the Board of Directors that the Company offer to repurchase Shares from Shareholders quarterly (generally up to a maximum of 20%-25% of the Company’s net assets).  No assurances can be given that these repurchases will occur.  In addition, because each offer to repurchase Shares generally will be limited as to the number of Shares eligible to participate, not all Shares tendered for repurchase in a particular offer may be accepted.  This may occur, for example, when one or more large investors seeks to tender a significant number of Shares or when a large number of investors tender simultaneously.  In such an event, Shares typically will be accepted for repurchase on only a pro rata basis.  Consequently, Shares should only be acquired by investors able to commit their funds for an indefinite period of time.

With respect to any future repurchase offer, Shareholders tendering Shares, for repurchase must do so by a date specified in the notice describing the terms of the repurchase offer (the “Notice Date”).  The Notice Date generally will be the 25th calendar day of the second month prior to that containing the date as of which the Shares to be repurchased are valued by the Company (the “Valuation Date”).  For example, the Notice Date for a repurchase offer having a December 31 Valuation Date would be October 25.  The Company, in its discretion, may permit the withdrawal of tenders at any time prior to the Valuation Date.  Accordingly, Shareholders that elect to tender Shares for repurchase will not know the price at which such Shares will be repurchased until after the election to tender becomes irrevocable.  It is possible that during the time period between the day on which a Shareholder elects to tender and the Valuation Date, general economic and market conditions, or specific events affecting one or more underlying Investment Funds, could cause a decline in the value of the tendered Shares in the Company.  The Company will make payment for tendered Shares to Shareholders tendering at least 95% of their Shares in accordance with the two-step “hold-back” procedure described later in this Prospectus.  See “Redemptions, Repurchases and Transfers of Shares.”

Liquidity Mismatch.  The Company’s liquidity terms may allow shorter repurchase notice periods and more frequent repurchases of Shares than the liquidity terms applicable to certain Investment Funds.  For example, the Company may invest in an Investment Fund that is subject to a commitment period that exceeds the Fund’s liquidity terms, if, at any time the Company made the investment in the Investment Fund, the Company believed the investment could be managed in the context of the Company’s anticipated liquidity needs.

Potential Significant Effect of the Performance of a Limited Number of Investments.  The Adviser expects that the Company will participate in multiple investments.  The Company may, however, make investments in a limited number of the Investment Funds and Investment Funds may make investments in a limited number of portfolio companies.  The Adviser’s opportunistic, theme-based investment program also may at times deploy a substantial majority of the Company’s assets to one or a limited number of investment themes.  A limited number of investments may have a significant effect on the performance of the Company.

There Are Risks Associated with the Composition of the Company’s Investor Base.  The Company’s Shareholders are generally invested in the Company through relationships with third-party Placement Agents.  These Placement Agents often recommend or have authority to make subscription or redemption decisions on behalf of Shareholders.  As a result, when only a limited number of Placement Agents represents a large percentage of the Company’s Shareholders (as is currently the case), the Company’s Shareholders may be concentrated among a small number of Placement Agents and actions recommended by Placement Agents may result in significant and potentially undesirable volatility in terms of Shareholder subscription or redemption activity.  For the same reason, it is possible that Shareholders represented by a single Placement Agent may vote substantially as a block if a matter is put to a vote of the Shareholders by the Company’s Directors.

The Scale of the Adviser’s Capital Under Management May Affect the Company’s Investment Operations.  As of April 30, 2013, the Adviser’s capital under management or advisement, including the Company, was approximately $7.9 billion (capital under management may include assets that are committed, even if not funded).  This represents considerable growth relative to recent years for SkyBridge.  While the precise effects cannot be determined, there can be expected to be both benefits of scale (e.g., greater visibility, access and commercial leverage when dealing with Investment Funds and service providers) and disadvantages.  Growth in the Adviser’s capital under management may result in limitations on investment opportunities otherwise desirable to the Company

LIMITS OF RISK DISCLOSURES

The above discussions of the various risks associated with the Company and the Shares are not, and are not intended to be, a complete explanation of the risks involved in an investment in the Company.  Those discussions do, however, summarize the principal risks that should be considered before investing.  Prospective investors should read this entire Prospectus and the LLC Agreement and consult with their own advisors before deciding whether to invest.  In addition, as the investment program of the Company changes or develops over time, it may be subject to risk factors not described in this Prospectus.

INVESTMENT POLICIES AND RESTRICTIONS

The investment objective of the Company, to seek capital appreciation, is a “non-fundamental policy” and may be changed (while no change is anticipated) by the Company’s Board of Directors with at least 90 days’ prior notice to the Shareholders.  The Company has also adopted certain fundamental investment restrictions, which cannot be changed without the vote of a majority of the Company’s outstanding voting securities, as defined in the 1940 Act.  Under the 1940 Act, the vote of a majority of the outstanding voting securities means the vote, at an annual or a special meeting of security holders, of 67% or more of the voting securities present at the meeting, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy, or of more than 50% of the outstanding voting securities, whichever is less.

In applying the investment restrictions and other policies described in this Prospectus, the Company will not aggregate its investments and transactions with those of the underlying Investment Funds.  Therefore, the Company will not “look through” to the investments and trading activity of the Investment Funds.  In addition, if a percentage restriction or policy is met at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Company’s total assets, unless otherwise stated in this Prospectus, will not constitute a deviation from the restriction or policy.  The Company’s fundamental investment restrictions are as follows:

(1)
The Company will not invest 25% or more of the value of its total assets in the securities, other than U.S. Government securities, of issuers engaged in any single industry (for purposes of this restriction, neither the Company’s investments in Investment Funds generally nor its investments in Investment Funds following the same general strategy (e.g., global macro, statistical arbitrage, distressed securities, etc.) are deemed to be an investment in a single industry).

(2)
The Company will not issue senior securities representing stock, except that, to the extent permitted by the 1940 Act, (a) the Company may borrow money from banks, brokers and other lenders to finance portfolio transactions and engage in other transactions involving the issuance by the Company of “senior securities” representing indebtedness, (b) the Company may borrow money from banks for cash management purposes, temporary or emergency purposes or in connection with repurchases of, or tenders for, Shares and (c) the Company may enter into derivative transactions, such as total return swaps, options and futures, in accordance with the 1940 Act and the interpretations of that Act.1

(3)
The Company will not underwrite securities of other issuers, except insofar as the Company may be deemed an underwriter under the 1933 Act in connection with the disposition of its portfolio securities.

(4)
The Company will not make loans of money or securities to other persons, except as permitted under the 1940 Act and as interpreted or modified by regulatory authority having jurisdiction, from time to time.  Notwithstanding this limitation, the Company may, among other things:  (i) enter into repurchase agreements, (ii) lend portfolio securities, and (iii) acquire debt securities without being deemed to be making a loan.

(5)
The Company will not purchase or sell commodities or commodity contracts, except that it may purchase and sell foreign currency, options, futures and forward contracts, including those related to indices, and options on indices, and may invest in commodity pools and other entities, including the Investment Funds, that purchase and sell commodities and commodity contracts.

(6)
The Company will not purchase, hold or deal in real estate, except that it may invest in securities that are secured by real estate or that are issued by companies or Investment Funds that invest or deal in real estate.

The Adviser will not cause the Company to make loans to or receive loans from the Adviser or its affiliates, except to the extent permitted by the 1940 Act, an exemption from the 1940 Act, or as otherwise permitted by applicable law.  The Company and the Investment Funds in which the Company invests may effect brokerage transactions through affiliates of the Adviser, subject to compliance with the 1940 Act and other applicable laws.  None of the foregoing investment restrictions will be interpreted to prevent the Company from operating as either a “feeder fund” or a “master fund” in a master-feeder arrangement with other investment companies.

1	The value of Company’s total indebtedness may not exceed one-third the value of its total assets (including the indebtedness). This limit applies to the Company and not to the Investment Funds.

MANAGEMENT OF THE COMPANY

Board of Directors

The Company’s Board of Directors has overall responsibility for monitoring and overseeing the Company’s investment program, management and operation and has approved the investment program of the Company.  As used herein, the term “Director” is synonymous with the term “manager” within the meaning of the Delaware Limited Liability Company Act.  The Board of Directors will monitor and oversee the business affairs of the Company, including the complete and exclusive authority to oversee and establish policies regarding the management, conduct and operation of the Company’s business.  The Board exercises the same powers, authority and responsibilities on behalf of the Company as are customarily exercised by the directors of an investment company registered under the 1940 Act organized as a corporation and has complete and exclusive authority to oversee and establish policies regarding the management, conduct and operation of the Company’s business.

Although the Directors review policies regarding the management of the Company and review information regarding the investment program of the Company in connection with quarterly meetings of the Board, they do not have an active role in supervising the Company’s ongoing operations.  This means, for example, that the Directors do not select or approve the Investment Managers or the Investment Funds.

The Directors, in their capacity as such, are not Shareholders of the Company and, accordingly, each Director in his capacity as such has no liability as a Shareholder.  Directors will not contribute to the investment capital of the Company in their capacity as Directors, but may subscribe for Shares, subject to the eligibility requirements described in this Prospectus.

Directors may be removed in accordance with the LLC Agreement with or without cause by, if at a meeting of the Shareholders, a vote of a majority of the outstanding voting securities or, if by written consent, a vote of Shareholders holding at least two-thirds (2/3) of the total number of votes eligible to be cast by all Shareholders.  Under the 1940 Act, the vote of a majority of the outstanding voting securities means the vote, at an annual or a special meeting of security holders, of 67% or more of the voting securities present at the meeting, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy, or of more than 50% of the outstanding voting securities, whichever is less.

Directors and Officers

The Company’s officers are appointed by the Directors and oversee the management of the day-to-day operations of the Company under the supervision of the Board of Directors.  One of the Directors and all of the officers of the Company are directors, officers or employees of the Adviser or its subsidiaries.  The other Directors are not affiliated with the Adviser or its subsidiaries and are not “interested persons” as defined under Section 2(a)(19) of the 1940 Act (the “Independent Directors”).  A list of the Directors and officers of the Company and a brief statement of their present positions, principal occupations and directorships during the past five years are set out below.  To the fullest extent allowed by applicable law, including the 1940 Act, the LLC Agreement indemnifies the Directors and officers for all costs, liabilities and expenses that they may experience as a result of their service as such.

Certain of the Directors and officers of the Company are also directors and/or officers of other investment companies that are advised by the Adviser, including SkyBridge Multi-Adviser Hedge Fund Portfolios LLC.  (The Company and such other investment companies, if also registered under the 1940 Act, are referred to collectively in this section of the Prospectus as the “Fund Complex.”)  The address for each Director and officer in his or her capacity as such is 527 Madison Avenue, 16th Floor, New York, New York 10022.

INDEPENDENT DIRECTORS

NAME AND AGE	POSITION(S) HELD WITH THE COMPANY	TERM OF OFFICE* AND LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	NUMBER OF PORTFOLIOS IN FUND COMPLEX OVERSEEN BY DIRECTOR	OTHER DIRECTORSHIPS HELD BY DIRECTOR
Charles Hurty (born 1943)	Director	July 2011 to present	Business Consultant since October 2001; prior thereto, Partner with accounting firm of KPMG LLP.	Two**	SkyBridge Multi-Adviser Hedge Fund Portfolios LLC; GMAM Absolute Return Strategy Fund 1; iShares Trust and iShares, Inc. (290 portfolios)
Steven Krull (born 1957)	Director	July 2011 to present	Professor of Finance at Hofstra University; Business Consultant.	Two**	SkyBridge Multi-Adviser Hedge Fund Portfolios LLC; Cadogan Opportunistic Alternatives Fund, LLC
Joshua Weinreich (born 1960)	Director	July 2011 to present	Retired since 2004. Between 1985 and 2004 held various executive positions at Bankers Trust/Deutsche Bank.	Two**	SkyBridge Multi-Adviser Hedge Fund Portfolios LLC

INTERESTED DIRECTORS

NAME AND AGE	POSITION(S) HELD WITH THE COMPANY	TERM OF OFFICE* AND LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	NUMBER OF PORTFOLIOS IN FUND COMPLEX OVERSEEN BY DIRECTOR	OTHER DIRECTORSHIPS HELD BY DIRECTOR
Raymond Nolte (born 1961)	President and Director (Chair)	May 2011 to present
Chief Investment Officer, SkyBridge (2010-present); CEO, Citigroup Alternative Investments Fund of Hedge Funds Group (2005-2010); President, Director and Portfolio Manager of SkyBridge Multi-Adviser Hedge Fund Portfolios LLC since 2005.
				Two**	SkyBridge Multi-Adviser Hedge Fund Portfolios LLC

*Term of office of each Director is indefinite.

** Includes the Company and SkyBridge Multi-Adviser Hedge Fund Portfolios LLC.

OFFICERS

NAME AND AGE	POSITION(S) HELD WITH THE COMPANY	TERM OF OFFICE* AND LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS
Raymond Nolte (born 1961)	President and Director	May 2011 to present	See table for “Interested Directors” above.

Christopher Hutt (born 1970)	Vice President	July 2011 to present	Vice President, SkyBridge Multi-Adviser Hedge Fund Portfolios LLC (2009-present); Director, SkyBridge (2010-present); Director, Citigroup Alternative Investments LLC (January 2008 - 2010)

A. Marie Noble (born 1972)	Chief Compliance Officer	July 2011 to present
Chief Compliance Officer, SkyBridge Multi-Adviser Hedge Fund Portfolios LLC (2010 to present); General Counsel and Chief Compliance Officer, SkyBridge (2010-present); Associate General Counsel, Citigroup Alternative Investments LLC (2006-2010)

Robert J. Phillips (born 1962)	Treasurer and Principal Financial Officer	July 2011 to present	Treasurer and Principal Financial Officer, SkyBridge Multi-Adviser Hedge Fund Portfolios LLC (2010-present); Partner and Chief Financial Officer, SkyBridge (2007-present)

Brahm Pillai (born 1979)	Secretary	July 2011 to present	Secretary, SkyBridge Multi-Adviser Hedge Fund Portfolios LLC (2009-present); Vice President, SkyBridge (2010-present); Vice President, Citigroup Alternative Investments LLC (2008-2010)

*Term of office of each Director is indefinite.

Other than as described above, none of the Independent Directors has held any other position with (i) the Company, (ii) an investment company having the same adviser or principal underwriter as the Company or an adviser or principal underwriter that controls, is controlled by or is under common control with the Adviser, (iii) the Adviser or other affiliate of the Company or (iv) any person controlling, controlled by or under common control with the Adviser.  The Independent Directors are represented by legal counsel that is independent from counsel to the Company and the Adviser.

As of the date of this Prospectus, Mr. Raymond Nolte owns 350.315 shares of limited liability company interest in SkyBridge Multi-Adviser Hedge Fund Portfolios LLC.  As of the date of this Prospectus, to the knowledge of the Company, no other Director owned Shares of the Company or of other investment companies in the Fund Complex.

Organization of the Board

The Chair of the Board of Directors is Mr. Raymond Nolte, a member of management of the Adviser responsible for the Company.  While Mr. Nolte is not an Independent Director, all of the other Board members are Independent Directors, and the Independent Directors comprise 75% of the Board membership.  The standing committees of the Board are described below.

The organization of the Board of Directors in this manner reflects the judgment of the Directors that it is in the interests of the Company and its shareholders to both have a “majority independent” Board and have a senior representative of the Adviser preside at Board meetings, supervise the Board agenda and oversee the business of the Company between meetings.  The Directors believe that Mr. Nolte’s serving as Chair allows the Board to best leverage his familiarity with the day-to-day operations of the Company and his leadership role within the Adviser, with no undue limitation on the role of the Independent Directors in proposing matters for discussion or guiding Board-level deliberations.  The overall small size of the Board (with only four members) assures significant participation by every Board member, so that no separate role for a “lead” Independent Director has been judged necessary.  It is also the judgment of the Directors that aspects of the Board’s business and that certain types of responsibilities are especially appropriate to be handled by committees of the Board that are comprised solely of the Independent Directors, namely the Nominating and Compensation Committee and Audit Committee.

In reaching these judgments, the Directors considered the Board’s working experience and committee structures, legal requirements under applicable law, including the Investment Company Act, the perceived expectations of shareholders, information available on industry practice generally, the nature of underlying investment programs, and the relationship between the Company and its principal service providers.  The Board may consider different leadership structures in the future and make changes to these arrangements over time.

Board Oversight of Risk Management

While the Board generally considers day-to-day risk oversight a function of the Company’s officers and personnel of the Adviser, the Board carefully considers risk management matters and requests and receives reports on a variety of matters relevant to that function.  By way of example:

•	The Board receives regular written reports on position size for the Company’s Investment Funds, their correlation and liquidity profiles, and other commonly considered portfolio risk factors.

•
The Board regularly meets with the Company’s Chief Compliance Officer to discuss specific risk management protocols overseen by the compliance department, such as compliance with various ongoing investment restrictions.

•
The Board regularly meets with senior management of the Adviser to discuss operational and business risks presented by dealings with the Adviser, such as reliance on key personnel and the Adviser’s ownership structure, affiliate relationships and financial position.

•	The Board regularly considers questions relating to the valuation of particular Investment Funds.

•	The Board reviews certain operational risks presented by dealings with such service providers as the custodian and administrator.

•
The Audit Committee regularly meets with the Company’s officers and the Company’s independent public accounting firm to discuss matters of risk management relating to financial and accounting controls and to discuss financial reporting, tax, and other matters.

The Board does not maintain a specific committee devoted to risk management responsibilities, in part because the small size of the Board does not require streamlining by committees.  The Board also does not maintain any specific Board reporting protocols for the Adviser’s risk management personnel and has not specified that risk management or reporting should be centralized in any one person or separate body.

Director Qualifications

All Directors are expected to demonstrate various personal characteristics appropriate to their position, such as the exercise of professional care and business judgment, working cohesively with others while still advocating competing viewpoints, critical analysis, and the like.  All Directors also are expected to meet the necessary time commitments for service on the Board.  The Board then generally views each Director appointment or nomination in the context of the Board’s overall composition and considers each Director’s individual professional experience and service on other boards of directors, as well as his or her current and prior roles (such as committee service) on the Board.  With respect to the qualifications and contributions of particular Directors, the Board has considered the following (discusses briefly the experience, qualifications, attributes or skills that the Board considered):

Mr. Nolte:

•	leadership experience with the Adviser, including as Chief Investment Officer of the Adviser;

•
extensive senior management experience in the fund of hedge funds industry, including previously as chief investment officer or chief executive officer of the funds of funds divisions of major financial institutions; and

•	service on the Valuation Committee.

•	service as a director of another registered investment company.

Mr. Hurty:

•	extensive senior management experience at an international accounting and audit firm, with specific responsibility for the investment management industry;

•
designation as one of two of the Board’s “Audit Committee Financial Expert” in accordance with Sarbanes-Oxley Act rules and service on the Audit Committee (as Chair of that committee), Nominating and Compensation Committee and Valuation Committee; and

•	service as a director of other registered investment companies.

Mr. Krull:

•	broad academic and professional experience with respect to the financial services industry, including service as a university professor of finance;

•	designation as one of two of the Board’s “Audit Committee Financial Expert” in accordance with Sarbanes-Oxley Act rules; and

•	service as a Director of other registered investment companies.

Mr. Weinreich:

•	extensive senior management experience in the financial services industry, including in various executive positions at a major investment bank;

•	previously, chief executive officer of the funds of funds division of a major investment bank; and

•	service on the Audit Committee and Nominating and Compensation Committee.

•	service as a director of another registered investment company.

Each Independent Director also was nominated based in part on his status as a person who is not an “interested person” of the Trust as defined in the Investment Company Act.  Descriptions of Director experience should not be taken to suggest that any Director is an expert in a particular subject.

Compensation

The following table shows information regarding the compensation received by the Independent Directors of the Company from all registered investment companies for which the Adviser or their affiliates serve as an investment adviser or general partner for the fiscal year ending March 31, 2013.  No compensation is paid by the Company to Directors who are “interested persons” of the Company or the Adviser.

Compensation Table for Fiscal Year Ending March 31, 2013

NAME OF DIRECTOR	AGGREGATE COMPENSATION FROM THE COMPANY(1)	PENSION OR RETIREMENT BENEFITS ACCRUED AS PART OF COMPANY EXPENSES(2)	ESTIMATED ANNUAL BENEFITS UPON RETIREMENT(2)	TOTAL COMPENSATION FROM COMPANY AND FUND COMPLEX PAID TO DIRECTOR(3)
INDEPENDENT DIRECTORS

Charles Hurty	$7,500	None	None	$48,000

Steven Krull	$7,500	None	None	$45,000

Joshua Weinreich	$7,500	None	None	$45,000

INTERESTED DIRECTOR
Raymond Nolte	None	None	None	None

(1)	The amounts listed are for the fiscal year ending March 31, 2013.

(2)	The Company does not have a bonus, profit sharing or retirement plan, and Directors do not receive any pension or retirement benefits from the Company.

(3)	Includes compensation actually paid by SkyBridge Multi-Adviser Hedge Fund Portfolios LLC and estimated amounts to be paid by the Company.

The Independent Directors will each be paid, for his service as Director of the Company and SkyBridge Multi-Adviser Hedge Fund Portfolios LLC, an annual retainer of $40,000, a fee per telephonic meeting of the Board of Directors of $500 and a fee per in-person meeting of the Board of Directors of $1,000 plus reasonable out-of-pocket expenses.  The Chair of the Audit Committee will receive a $3,000 per year supplemental retainer.  Directors will be reimbursed by the Company for their travel expenses related to Board meetings.  A portion of such fees and costs will be allocated to each fund according to its relative net assets and a portion will be split equally between each fund (although no Director fees/costs will be allocated to the Company until it commences investment operations).

Committees

The Board of Directors has formed an Audit Committee currently composed of each of the three Independent Directors, the functions of which are:  (1) to oversee the Company’s accounting and financial reporting policies and practices, its internal controls and, as the Audit Committee may deem necessary or appropriate, the internal controls of certain of the Company’s service providers; (2) to oversee the quality and objectivity of the Company’s financial statements and the independent audit of those statements; (3) to assist the Board of Directors in selecting the Company’s independent registered public accounting firm, to directly supervise the compensation and performance of such independent registered public accountants and generally to act as a liaison between the independent registered public accountants and the Board of Directors; and (4) to review and, as appropriate, approve in advance all professional services provided by such independent registered public accountants to the Company, the Adviser and, in certain cases, other affiliates of the Company.  Committee meetings are not expected to be required until the Company commences investment operations.

The Board of Directors has formed a Nominating and Compensation Committee currently composed of each of the three Independent Directors, the functions of which are:  (1) to select and nominate to the Board of Directors each Independent Director and (2) to recommend to the Board of Directors any appropriate changes in compensation for each Independent Director.  After the initial election of Directors, no Independent Director will be elected by the Board of Directors unless nominated by the Nominating and Compensation Committee.  The Nominating and Compensation Committee does not consider proposals from Shareholders in connection with proxy solicitations.  Committee meetings are not expected to be required until the Company commences investment operations.

The Board of Directors has formed a Valuation Committee, currently composed of three Directors, whose function, subject to the oversight of the Board of Directors, is to review the Company’s valuation methodologies, valuation determinations and any relevant information provided to the Valuation Committee by the Adviser.  The Valuation Committee will act in accordance with the Company’s valuation procedures.  Committee meetings are not expected to be required until the Company commences investment operations.

Voting of Proxies

In connection with the Adviser’s appointment as investment adviser to the Company, the Board of Directors has delegated to the Adviser the authority to vote proxies received by the Company from the Investment Funds and other portfolio investments (for this purpose, the “portfolio positions”).  The Adviser has adopted policies and procedures (the “Policies”) regarding the voting of such proxies, which Policies have been reviewed and approved by the Board of Directors as appropriate to the Adviser’s management of the Company’s assets.  The Policies provide that the Adviser will vote client proxies in a manner that serves the best interest of the client, as determined by the Adviser in its discretion, taking into account relevant factors, including:  (i) the impact on returns to be earned by the client; (ii) alignment of the interests of management of the portfolio position with that of the client, including establishing appropriate incentives for management; (iii) the ongoing relationship between the client and the portfolio positions in which it is invested, including the continued or increased availability of information regarding such position; and (iv) industry and business practices.  The Policies also establish guidelines under which the Adviser generally will vote with management of a portfolio position on various routine matters (such as the election of directors, the appointment of independent public accountants, and establishing the date and place of an annual meeting, among others) but will evaluate non-routine matters (such as compensation plans, changes in investment policies, and changes in voting rights, among others) on a case by case basis.  Finally, the Policies provide procedures that address conflicts of interest between the Adviser and a client with respect to voting proxies, which may involve review of a proposed vote by the Adviser’s compliance personnel and, in certain circumstances, will require consultation with the client or its representative (the Board of Directors, in the case of the Company).  The Adviser may abstain from voting from time to time when it determines that the costs associated with voting a proxy outweigh the benefits derived from exercising the right to vote.

Information regarding the Adviser’s proxy-voting record on behalf of the Company for each twelve-month period ended June 30 will be available for review.  Please call the Company collect at (212) 485-3100 to request this information, which is also available on the SEC’s website at http://www.sec.gov.

None of the Company, the Shareholders or the Adviser will have the ability to direct or influence the voting of proxies by the Investment Funds.  It is expected that Investment Managers will vote proxies received by the Investment Funds from their portfolio investments in accordance with each Portfolio Manager’s proxy voting policies and procedures.

THE ADVISER

SkyBridge Capital II, LLC serves as investment adviser to the Company.  The Adviser has the responsibility to implement the investment program of the Company, subject to the ultimate supervision of, and any policies established by, the Board of Directors.  Under the terms of an Investment Advisory Agreement that became effective as of July 6, 2011, the Adviser will allocate the Company’s assets and will monitor regularly each Investment Fund to determine whether its investment program is consistent with the Company’s investment objective and whether its investment performance and other criteria are satisfactory.  The Adviser may reallocate assets among Investment Funds, terminate relationships with Investment Funds and select additional Investment Funds, subject in each case to the ultimate supervision of, and any policies established by, the Board of Directors.

The Adviser is organized as a limited liability company under the laws of the State of Delaware and is a registered investment adviser under the Advisers Act.  Personnel of the Adviser serve as portfolio managers to certain clients and registered and unregistered investment funds (including SkyBridge Multi-Adviser Hedge Fund Portfolios LLC), which utilize an investment program that is substantially similar to that of the Company.  The Adviser currently serves, and may in the future serve, as an investment adviser to other investment funds (including SkyBridge Multi-Adviser Hedge Fund Portfolios LLC).  The offices of the Adviser are located at 527 Madison Avenue, 16th Floor, New York, New York 10022, and its telephone number is (212) 485-3100.

The personnel of the Adviser principally responsible for management of the Company are experienced and educated investment professionals with a long performance record in alternative investments.  They have identified, evaluated, structured, managed and monitored a wide range of alternative investments globally and maintain a strong network within the alternative investment community as a result of their prior and ongoing experience.  The Adviser and its personnel maintain relationships with a large number of managers.  The Adviser believes that, as a result of these contacts, the Company should have access to a large number of Investment Funds from which to select.

As of April 30, 2013, the Adviser’s capital under management or advisement was approximately $7.9 billion (capital under management includes assets that are committed, even if not funded).  The Adviser serves many interests in addition to the Company, which creates certain risks and possibilities of adverse effects on investors in the Company.  See “Conflicts of Interest.”

THE PORTFOLIO MANAGERS

Raymond Nolte and Troy Gayeski are currently the portfolio managers of the Company and as such have primary responsibility for the day-to-day management of the Company.  In that capacity, they receive significant input and support from a team of analysts also employed by the Adviser.

Mr. Nolte’s professional background is described above in the table headed “Interested Directors.”

Mr. Gayeski is a Partner and Senior Portfolio Manager at the Adviser.  He is also the head of Event Driven and Relative Value Arbitrage Strategies. Mr. Gayeski’s responsibilities include portfolio management, manager sourcing, research, and due diligence across a wide variety of strategies.  Prior to joining the Adviser, Mr. Gayeski performed similar fund of hedge fund and portfolio management duties in the Hedge Fund Management Group at Citigroup, Bank of America, Optima Fund Management, and Yankee Advisers.  Mr. Gayeski received a B.S. in Chemical Engineering from Massachusetts Institute of Technology and is a CFA charterholder.

The following table provides information as of March 31, 2013 relating to Mr. Nolte’s and Mr. Gayeski’s other investment activities with the Adviser, as well as their investments in the Company.

Portfolio Manager	Number of Registered Investment Companies Managed and Total Assets for such Accounts (including the Company)	Beneficial Ownership of Equity Securities in the Company	Number of Other Pooled Investment Vehicles Managed and Total Assets for such Accounts	Number of Other Accounts Managed and Total Assets for such Accounts
Raymond Nolte/Troy Gayeski	Two (2) Registered Investment Companies with assets of $3.6 billion	None	Five (5) Pooled Investment Vehicles with assets of $690 million	Seven (7) Other Accounts with Assets of $216 million

With respect to the accounts identified in the table above, Mr. Nolte and Mr. Gayeski manage five (5) pooled investment vehicles, with assets totaling $671 million, for which the advisory fees are based in part on performance of the accounts.

Mr. Nolte has a minority equity stake in the Adviser and is also compensated by salary.  The value of Mr. Nolte’s equity stake is affected by the financial results and profitability of SkyBridge as a whole, for which Mr. Nolte serves as a member of management.

Mr. Gayeski’s compensation is a combination of salary and discretionary bonus, including deferred compensation.  The value of the discretionary bonus is affected by the financial results and profitability of SkyBridge as a whole.  The discretionary bonus is not linked to the performance of any specific benchmark or that of any SkyBridge investment fund or account; nor are specific asset size targets considered.

As shown in the table above, Mr. Nolte and Mr. Gayeski are responsible for managing other accounts (“Other Accounts”) in addition to the Company.  In certain instances, conflicts may arise in their management of the Company and such Other Accounts.

One situation where a conflict may arise between the Company and an Other Account is in the allocation of investment opportunities among the Company and the Other Account.  For example, the Adviser may determine that there is an opportunity that is suitable for the Company as well as for Other Accounts of the Adviser, which have a similar investment objective.  As a related matter, a particular Investment Fund interest or other security may be bought for one or more clients when one or more other clients are selling that same security, which may adversely affect the Company.  The Company and the Adviser have adopted policies and procedures regarding the allocation of investment opportunities, which generally require that investment opportunities be allocated among the Company and Other Accounts in a manner that is fair, equitable and consistent with their fiduciary obligations to each.

Mr. Nolte’s and Mr. Gayeski’s management of the Company and Other Accounts may result in their devoting a disproportionate amount of time and attention to the management of a particular account as against another.  This particularly may be the case when accounts have different objectives, benchmarks, time horizons, asset levels and fees.

The management of personal accounts by Mr. Nolte and Mr. Gayeski may give rise to potential conflicts of interest.  While the Adviser’s code of ethics will impose limits on the ability of Mr. Nolte and Mr. Gayeski to trade for their personal accounts, there is no assurance that the Adviser’s code of ethics will eliminate such conflicts.

Other than the conflicts described above, the Company is not aware of any material conflicts that may arise in connection with the Adviser’s management of the Company’s investments and such Other Accounts.

INVESTMENT ADVISORY AGREEMENT

The Investment Advisory Agreement provides that the Adviser is responsible, subject to the supervision of the Board of Directors, for formulating a continuing investment program for the Company.  The Adviser makes all decisions as to the Company’s purchases and withdrawals of interests in Investment Funds.  The Investment Advisory Agreement is terminable without penalty upon 60 days’ prior written notice by the Board of Directors to the Adviser and to the Shareholders, by vote of a majority, as defined by the 1940 Act, of the outstanding voting securities of the Company, or by the Adviser upon 60 days’ prior written notice.  The Investment Advisory Agreement became effective as of July 6, 2011 for an initial two (2) year term.  It was continued by a vote of the Board of Directors (including a majority of the Independent Directors) on June 21, 2013 and will continue in effect from year to year if the continuance is approved annually by the Board of Directors (including a majority of the Independent Directors) by vote cast in person at a meeting called for the purpose of voting on such continuance.  The Investment Advisory Agreement provides that it will terminate automatically in the event of its “assignment,” as defined by the 1940 Act and the rules under that Act.

The Investment Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations to the Company, the Adviser and any partner, director, officer or employee of the Adviser, or any of their affiliates, executors, heirs, assigns, successors or other legal representatives, will not be liable to the Company for any error of judgment, for any mistake of law or for any act or omission by the person in connection with the performance of services to the Company.  The Investment Advisory Agreement also provides for indemnification, to the fullest extent permitted by law, by the Company, the Adviser or any partner, director, officer or employee of the Adviser, and any of their affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which the person may be liable that arises in connection with the performance of services to the Company, so long as the liability or expense is not incurred by reason of the person’s willful misfeasance, bad faith, gross negligence or reckless disregard of duty.

Information about the Board of Directors’ deliberations in reviewing the Investment Advisory Agreement will be available in the Company’s financial reports.

VOTING

A meeting of Shareholders may be called by the Board of Directors or by Shareholders of the Company holding at least a majority of the total number of votes eligible to be cast.  Shareholder will be entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would be entitled to vote, including certain elections of Directors, approval of the Investment Advisory Agreement, and on certain other matters.  Each Share of the Company is entitled to one vote for each dollar of net asset value represented by the Share and a proportionate fraction of a vote for each fraction of a dollar of net asset value.  Shareholders shall not be entitled to cumulative voting in the election of Directors or any other matter.  Notwithstanding their ability to exercise their voting privileges, Shareholders, in their capacity as such, are not entitled to participate in the management or control of the Company’s business and may not act for or bind the Company.

INVESTMENT MANAGERS TO THE INVESTMENT FUNDS

Although the Adviser anticipates that Investment Managers will follow practices similar to those described below, no guarantee or assurances can be made that such practices will be followed or that an Investment Manager will adhere to, and comply with, its stated practices.

Participation in Investment Opportunities—The Adviser anticipates that each Investment Manager will consider participation by the Company, or an Investment Fund in which the Company has invested, in all appropriate investment opportunities that are also under consideration for investment by the Investment Manager for other accounts managed by the Investment Manager, other than the Company or such Investment Fund (collectively, the “Other Accounts,” which includes SkyBridge Multi-Adviser Hedge Fund Portfolios LLC), that pursue investment programs similar to that of the Company.  Circumstances may arise, however, under which an Investment Manager will cause its Other Accounts to commit a larger (or smaller) percentage of their assets to an investment opportunity than to which the Investment Manager will commit assets of the Company or an Investment Fund in which the Company has invested.  Circumstances may also arise under which an Investment Manager will consider participation by its Other Accounts in investment opportunities in which the Investment Manager intends not to invest on behalf of the Company or an Investment Fund in which the Company has invested, or vice versa.

Situations may occur in which the Company could be disadvantaged by investment activities conducted by the Investment Manager for the Other Accounts.  These situations may arise as a result of, among other things:  (1) legal restrictions on the combined size of positions that may be taken for the Company, or an Investment Fund in which the Company has invested, and/or the Investment Manager’s Other Accounts (collectively, “Co-Investors,” and, individually, a “Co-Investor”), which could limit the size of the Company’s or an Investment Fund’s position in an otherwise desirable investment; (2) legal prohibitions on the Co-Investors’ participating in the same instruments; (3) the difficulty of liquidating an investment for a Co-Investor when the market cannot absorb the sale of the combined positions; and (4) the determination that a particular investment is warranted only if hedged with an option or other instrument and the availability of those options or other instruments is limited.

In general, each Investment Manager, and its principals, officers, employees and affiliates, may buy and sell securities or other investments for their own accounts and may face conflicts of interest with respect to investments made on behalf of an Investment Fund in which the Company invests.  As a result of differing trading and investment strategies or constraints, positions may be taken by principals, officers, employees and affiliates of the Investment Manager that are the same as, different from or made at different times than positions taken for an Investment Fund.

Investment Managers or their affiliates may from time to time provide investment advisory or other services to private investment funds and other entities or accounts managed by the Adviser or its affiliates.  In addition, Investment Managers or their affiliates may from time to time receive research products and services in connection with the brokerage services that affiliates of the Adviser may provide to one or more Other Accounts or the Company.

OTHER MATTERS

An Investment Manager may from time to time cause an Investment Fund to effect certain principal or agency cross transactions in securities with one or more Investment Manager Accounts, subject to certain conditions.  Future investment activities of the Investment Managers, or their affiliates, and the principals, partners, directors, officers or employees of the foregoing, may give rise to additional conflicts of interest.

The Adviser, its affiliates and their directors, officers and employees may buy and sell securities or other investments for their own accounts, including interests in Investment Funds, and may have conflicts of interest with respect to investments made by the Adviser on behalf of the Company.  As a result of differing trading and investment strategies or constraints, positions may be taken by directors, officers and employees of the Adviser or its affiliates that are the same, different from or made at different times from positions taken for the Company.

To lessen the possibility that the Company will be adversely affected by this personal trading, the Company and the Adviser have adopted a code of ethics (the “Code of Ethics”) in compliance with Section 17(j) of the 1940 Act that restricts securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the Company’s portfolio transactions.  The Code of Ethics can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C.  Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090.  The Code of Ethics is also available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov, and copies may be obtained, after paying a duplicating fee, by e-mail at publicinfo@sec.gov or by writing to the SEC’s Public Reference Section, Washington, D.C. 20549-0102.

The Adviser and its affiliates will not purchase securities or other property from, or sell securities or other property to, the Company except that the Company may, in accordance with rules under the 1940 Act, engage in transactions with accounts that are affiliated with the Company as a result of common officers, directors, advisers or managing general partners.  These transactions would be effected in circumstances in which the Adviser determined that it would be appropriate for the Company to purchase and another client to sell, or the Company to sell and another client to purchase, the same security or instrument on the same day.

Personnel of the Adviser (including Mr. Nolte and Mr. Gayeski, the portfolio managers for the Company) serve as portfolio managers to certain clients and registered and unregistered investment companies (including SkyBridge Multi-Adviser Hedge Fund Portfolios LLC) that may utilize an investment program that is substantively similar to that of the Company.  In addition, the Adviser currently serves, or may in the future serve, as investment adviser to other registered investment companies (including SkyBridge Multi-Adviser Hedge Fund Portfolios LLC), unregistered investment companies or accounts (including proprietary accounts), some of which provide for incentive compensation (such as performance fees).  Consequently, the Adviser’s investment management activities may present conflicts between the interests of the Company and those of the Adviser and, potentially, among the interests of various accounts managed by the Adviser, principally with respect to allocation of investment opportunities among similar strategies.  The Adviser has adopted a policy pursuant to which it is required to allocate investment opportunities in a manner that is fair and equitable to all of its clients.  Certain conflicts specific to Mr. Nolte and Mr. Gayeski as portfolio managers of the Company are described above under the heading “Management of the Company—The Portfolio Managers.”

Future investment activities of the Adviser and its affiliates and their principals, partners, directors, officers or employees may give rise to conflicts of interest other than those described above.

BROKERAGE

Each Investment Manager is responsible for placing orders for the execution of portfolio transactions and the allocation of brokerage for any Investment Fund it manages.  Transactions on U.S. stock exchanges and on some non-U.S. stock exchanges involve the payment of negotiated brokerage commissions.  On the great majority of non-U.S. stock exchanges, commissions are fixed.  No stated commission is generally applicable to securities traded in over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups.

The Adviser expects that each Investment Manager will generally select brokers and dealers to effect transactions on behalf of its Investment Fund substantially as described below, although the Adviser can give no assurance that an Investment Manager will adhere to, and comply with, the described practices.  The Adviser generally expects that, in selecting brokers and dealers to effect transactions on behalf of an Investment Fund, an Investment Manager will seek to obtain the best price and execution for the transactions, taking into account such factors as price, size of order, difficulty of execution and operational facilities of a brokerage firm and the firm’s risk in positioning a block of securities.  Subject to appropriate disclosure, however, Investment Managers of Investment Funds that are not investment companies registered under the 1940 Act may select brokers on a basis other than that outlined above and may receive benefits other than research or that benefit the Investment Manager rather than its Investment Fund.  The Adviser may consider the adequacy of the broker selection process employed by an Investment Manager, as well as the above principles, as a factor in determining whether to invest in its Investment Fund.  Each Investment Manager generally will seek reasonably competitive commission rates, but will not necessarily pay the lowest commission available on each transaction.

The Board of Directors has adopted procedures designed to ensure that commission rates paid to affiliates of the Adviser by the Company will be fair and reasonable within the meaning of the 1940 Act.  These procedures do not, however, govern payments by Investment Funds.

Consistent with seeking best price and execution, an Investment Manager may place brokerage orders with brokers (including affiliates of the Adviser) that may provide the Investment Manager and its affiliates with supplemental research, market and statistical information (“soft dollar items”), including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts.  The expenses of an Investment Manager are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Investment Manager or its affiliates in providing services to clients other than an Investment Fund.  In addition, not all of the supplemental information is used by the Investment Manager in connection with an Investment Fund in which the Company invests.  Conversely, the information provided to the Investment Manager by brokers and dealers through which other clients of the Investment Manager and its affiliates effect securities transactions may be useful to the Investment Manager in providing services to an Investment Fund.  In accordance with provisions of the 1940 Act, an affiliate of the Adviser may effect brokerage transactions for an Investment Fund.

Section 28(e) of the Securities Exchange Act of 1934, as amended, specifically permits the use of research-related soft dollar items in the manner described above.  Soft dollar items that are not research-related are, however, outside the Section 28(e) “safe harbor.”  Soft dollars not generated through agency transactions in securities (for example, those generated with respect to certain types of derivatives transaction) are also outside the Section 28(e) safe harbor.  The Investment Managers may receive soft dollar items outside the safe harbor.

The Adviser has adopted procedures (the “Trade Error Procedures”) that include (a) a definition of “trade errors” in the context of funds of hedge funds, (b) the processes to be followed in the event that such errors occur and the responsibilities of the parties involved, (c) the requirement to maintain certain records, (d) a description of the approvals required and (e) the escalation mechanisms in the event of significant losses and/or unresolved issues.  Pursuant to the Trade Error Procedures, following an error by (i) the Adviser’s investment team or (ii) the Administrator or their affiliates in the execution of a subscription or withdrawal/redemption decision or instruction (each such error, a “Trade Error”), (A) in the event that such Trade Error has resulted in a gain to the Company, the Company will generally retain the amount of such gain and (B) in the event that such Trade Error has resulted in a loss to the Company, the Adviser will generally (I) make the Company whole for the amount of such loss and (II) pay interest at a rate equal to the rate that would have been earned in the Company’s interest-bearing account in respect of such amount for the period from the effective date of the erroneous subscription or withdrawal/redemption decision or instruction through the date of payment, in each case within two to five business days of the date of determination of the final amount of the loss.

ADMINISTRATOR

The Company has retained the Administrator, BNY Mellon Investment Servicing (US), Inc. (“BNYM”), whose principal business address is 400 Bellevue Parkway, Wilmington, Delaware 19809, to provide certain administrative and investor services to the Company.  Under the terms of the Administration Agreement entered into between the Company and BNYM, BNYM is responsible, directly or through it agents, for, among other things:  (1) maintaining a list of Shareholders and generally performing any actions related to the redemption and transfer of Shares; (2) computing and disseminating the net asset value of the Company in accordance with the LLC Agreement; (3) preparing the Company’s annual, semi-annual and quarterly reports; and (4) performing additional services, as agreed upon, necessary in connection with the administration of the Company.

BNYM will be paid a monthly Administrative Fee calculated as a percentage of the Company’s net assets, which fee provides for “breakpoints” (or fee reductions) at increasing asset levels.  The Administrative Fee is equal to approximately .075% of the Company’s first $200 million of average net assets; .05% of the Company’s next $150 million of average net assets; and .035% of the Company’s average net assets in excess of $350 million.  The Administrator will be reimbursed by the Company for out-of-pocket expenses (including out-of-pocket expenses of any third party retained to assist the Administrator) relating to services provided to the Company.  BNYM will also be paid certain per-account charges.  The Administrative Fee may be renegotiated from time to time between the parties.  The Administration Agreement may be terminated at any time by the Company upon not less than 60 days’ written notice to BNYM or by BNYM upon not less than 120 days’ written notice to the Company.

The Administration Agreement provides that the Administrator, subject to certain limitations, will not be liable to the Company or to Shareholders for any and all liabilities or expenses except those arising out of the fraud, gross negligence or willful default or misconduct of the Administrator or its agents.  In addition, under the Administration Agreement, the Company agrees to indemnify the Administrator from and against any and all liabilities and expenses whatsoever arising out of the Administrator’s actions under such agreement, other than liability and expense arising out of the Administrator’s fraud, gross negligence or willful default or misconduct.

The Administrator has been authorized by the Board of Directors, on behalf of the Company, in the Administration Agreement, to make various determinations on behalf of the Company, regarding subscription for, and the transfer and repurchase of, Shares, as well as with respect to certain matters relating to the allocation of Company expenses.  Among other matters, the Administrator or other designated agents of the Company may:

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accept or reject initial and additional subscriptions for Shares; determine whether the Company should offer Shares at times other than scheduled dates; reduce subscription minimums; accept subscriptions prior to receipt of cleared funds; waive the requirement that subscriptions be made in cash through an approved brokerage account; waive any other requirement concerning the timing and manner of subscription; suspend subscriptions for Shares; and

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with respect to repurchase of a Shareholder’s Shares by the Company without the consent of the Shareholder, make any applicable determination as to the timing, manner and grounds for such repurchase; determine whether repurchases of Shares by the Company will be paid in cash, or by the distribution of securities in kind or partly in cash and partly in kind; and reduce the amount to be repurchased from a Shareholder so that any required minimum investment balance is maintained (or alternatively repurchase all of the Shareholder’s Shares of the Company).

CUSTODIAN

The Bank of New York Mellon, a corporation incorporated under the laws of the State of Delaware, serves as the Custodian of the assets of the Company, and may maintain custody of such assets with U.S. subcustodians and foreign custody managers (which may be banks, trust companies, securities depositories and clearing agencies), subject to policies and procedures approved by the Board of Directors.  Assets of the Company are not held by the Adviser or commingled with the assets of other accounts, except to the extent that securities may be held in the name of the Custodian, subcustodian or foreign custody manager in a securities depository, clearing agency or omnibus customer account.  The Custodian’s principal business address is 8800 Tinicum Boulevard, 3rd Floor, Suite 200, Philadelphia, Pennsylvania 19153.

COMPANY EXPENSES

The Adviser will bear all of its own costs incurred in providing investment advisory services to the Company, including travel and other expenses related to the selection and monitoring of Investment Managers.  As described below, however, the Company will bear all other expenses related to its investment program.  The Adviser will also provide, or will arrange at its expense, for certain management and administrative services to be provided to the Company and the Company.  Among those services are:  providing office space and other support services, maintaining and preserving certain records, preparing and filing various materials with state and U.S. federal regulators, providing legal and regulatory advice in connection with administrative functions and reviewing and arranging for payment of the Company’s expenses.

In consideration of the administrative services provided by the Administrator to the Company, the Company will pay the Administrator the Administrative Fee and also reimburses it for out-of-pocket expenses related to services provided to the Company.  The Administrator will also be paid certain per-account charges.  These fees and the reimbursement of out-of-pocket expenses will be an expense out of the Company’s assets and will be reflected in reductions to the net asset value attributable to each Shareholder’s Shares (including Shares held by the Adviser and any of its respective affiliates).

Expenses borne by the Company (unless voluntarily assumed by the Adviser) include, without limitation:

•	organizational expenses;

•	fees and expenses associated with the registration of the Shares;

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all expenses related to its investment program, including, but not limited to, fees paid and expenses reimbursed directly or indirectly to Investment Funds or Investment Managers (including, however characterized or structured, management fees, performance or incentive fees or allocations and redemption or withdrawal fees, and any indemnification expenses), all costs and expenses directly related to portfolio transactions and positions for the Company’s account, such as direct and indirect expenses associated with the Company’s investments, including its investments in Investment Funds (whether or not consummated), and enforcing the Company’s rights in respect of such investments, transfer taxes and premiums, taxes withheld on non-U.S. dividends, fees for data and software providers, research expenses, professional fees (including, without limitation, the fees and expenses of consultants, accountants, investment bankers, attorneys and experts, which may be retained to provide due diligence or similar services with respect to potential Investment Managers or for other purposes), fees and disbursements to any third party vendors performing data aggregation and/or risk reporting services, fees and disbursements of any third party vendor performing tax compliance services and, if applicable in connection with its temporary or cash management investments or certain swap or other derivative transactions, brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased and margin fees;

•	any non-investment related interest expense;

•	attorneys’ fees and disbursements associated with preparing and updating the Offering Materials and preparing and reviewing subscription documents;

•	broker-dealer expenses;

•	fees and disbursements of any accountants engaged by the Company, and expenses related to the annual audit of the Company;

•	fees paid and out-of-pocket expenses reimbursed to the Administrator;

•	record-keeping, transfer, registration, insurance, finder’s, custody and escrow fees and expenses;

•	certain technology costs including hardware and software;

•	the costs of errors and omissions/directors’ and officers’ liability insurance and a fidelity bond;

•	the Management Fee;

•	the costs of preparing and distributing updated Offering Materials, reports and other communications, including proxy, tender offer correspondence or similar materials, to Shareholders;

•	the costs of tax return and reporting preparation, review and distribution to Shareholders;

•	fees of Independent Directors and travel expenses of Directors relating to meetings of the Board of Directors and committees thereof;

•	all costs and charges for equipment or services used in communicating information regarding the Company’s transactions among the Adviser and any custodian or other agent engaged by the Company; and

•	any extraordinary expenses, including indemnification expenses as provided for in the LLC Agreement.

The Adviser will be reimbursed by the Company for any of the above expenses that it pays on behalf of the Company, except as otherwise provided above.

The Adviser will pay or assume all other ordinary operating expenses of the Company.  The expenses to be assumed by the Adviser include expenses of meetings of the Board of Directors and Shareholders (other than fees and travel expenses of Directors and Shareholders, or the expenses of meetings of Shareholders, which meetings were not called by the Adviser or any of their affiliates) and expenses related to providing certain investor services to the Company and regulatory compliance.

Investment Funds will bear various expenses in connection with their operations similar to those incurred by the Company.  Investment Managers generally will assess asset-based fees to and receive performance-based compensation from the Investment Funds (or their investors), which effectively will reduce the investment returns of the Investment Funds.  These expenses, fees and allocations will be in addition to those incurred by the Company itself.  As an investor in the Investment Funds, the Company will bear its proportionate share of the expenses and fees of the Investment Funds and will also be subject to performance allocations to the Investment Managers.

MANAGEMENT FEE

In consideration of the advisory and other services provided by the Adviser to the Company, the Company will pay the Adviser a monthly Management Fee equal to 0.071% (0.85% on an annualized basis) of its net assets.  The Management Fee will be  paid out of and reduce the Company’s net assets.  Net assets for these purposes means the total value of all assets of the Company, less an amount equal to all accrued debts, liabilities and obligations of the Company.  The Management Fee is computed based on the net assets of the Company as of the end of business on the last business day of each month, after adjustment for any subscriptions made at the beginning of that month, and will be due and payable in arrears as soon as reasonably practicable after the calculation of the Company’s net assets for the previous month.

In order to limit the ordinary expenses of the Company (which include the Management Fee, but exclude any Investment Fund fees and expenses, interest, brokerage commissions and extraordinary expenses of the Company), the Adviser has agreed to waive part or all of the Management Fee (net of any compensation paid by the Adviser or its affiliates to the Placement Agents in connection with the placement of Shares or servicing of investors), or reimburse the Company in a corresponding amount, to the extent necessary to prevent the Company’s ordinary expenses from exceeding 1.50% per annum of its average monthly net assets.  However, there can be no guarantee that the intended 1.50% per annum ratio can be maintained (e.g., it would be exceeded if the net Management Fee were waived in full and doing so nonetheless was insufficient to maintain that ratio).  In addition, the Company subsequently would repay the fee waiver/expense reimbursement to the Adviser so long as the repaid amount does not cause the Company, during a year in which repayment is made, to exceed that intended 1.50% per annum ratio.  There will be no repayment unless it can be made during the three years following the fiscal year during which the Adviser waived the applicable fees or reimbursed the applicable expenses.

DISTRIBUTION POLICY

Dividends

The Company expects to make distributions necessary to maintain its qualification as a regulated investment company under the Code and to avoid corporate-level federal income tax.  The Company also expects to make distributions at such times and in such amounts as to avoid the imposition of federal excise tax.  However, it is possible that some excise tax will be incurred and, although not currently anticipated, there are circumstances in which the Company may not have the necessary information, or may, for other reasons, elect not to make the distributions necessary to avoid this tax.  The Company intends to distribute all of its net investment income and realized net capital gains, if any, at least annually.  BNYM also serves as the dividend disbursing agent for the Company.

Automatic Dividend Reinvestment Plan

Pursuant to the Company’s Automatic Dividend Reinvestment Plan (a “Plan”), unless a Shareholder is ineligible or otherwise elects, all distributions of dividends and capital gains will be automatically reinvested by the Company in additional Shares of the Company.  Election not to participate in the Plan and to receive all dividends and capital gain distributions in cash may be made by notice to a Shareholder’s broker or dealer (who should be directed to so inform the Company).

After the Company declares a dividend or determines to make a capital gain distribution, participants will be issued additional Shares at their then net asset value.  Notice of each such Share transaction will be furnished as soon as practicable but not later than sixty (60) days after the date thereof, together with information relevant for personal and tax records.

In the case of persons, such as banks, brokers or nominees, which hold Shares for others who are the beneficial owners, the Plan will be administered on the basis of the number of Shares certified from time to time by the record holders as representing the total amount registered in the record holder’s name and held for the account of beneficial owners who are participants in the Plan.  Shareholders who intend to hold their shares through a broker or nominee should contact such broker or nominee to determine whether or how they may participate in the Plan.

The automatic reinvestment of dividends and distributions will not relieve participants of any U.S. federal income tax that may be payable on such dividends or distributions.  See “Tax Aspects Under Subchapter M.”

There is no charge to participants for reinvesting dividends or capital gain distributions through the Plan.  Any fees associated with the handling of the reinvestment of dividends and distributions will be paid by the Company.  The Company reserves the right to amend or terminate the Plan as applied to any dividend or distribution paid subsequent to written notice of the change sent to all affected Shareholders at least 90 days before the record date for the dividend or distribution.

NET ASSET VALUATION

The Company will compute its net asset value as of the last business day of each month.  In determining its net asset value, the Company will value the investments of the Company as of such month-end.

The net asset value of the Company equals the value of the assets of the Company, less all of its liabilities, including accrued fees and expenses.  The net asset value per Share of the Company equals its net asset value divided by the number of its outstanding Shares.  The Board of Directors has approved procedures pursuant to which the Company’s investments in Investment Funds are valued at fair value.  In accordance with these procedures, fair value as of each month-end ordinarily is the value determined as of such month-end for each Investment Fund in accordance with the Investment Fund’s valuation policies and reported at the time of the Company’s valuation, but may be subject to certain adjustments.  As a general matter, the fair value of the Company’s interest in an Investment Fund represents the amount that the Company could reasonably expect to receive from an Investment Fund if the Company’s interest were redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Company believes to be reliable.  In the unlikely event that an Investment Fund does not report a month-end value to the Company on a timely basis, the Company would determine the fair value of such Investment Fund based on the most recent value reported by the Investment Fund, as well as any other relevant information available at the time the Company values its portfolio.  Using the nomenclature of the hedge fund industry, any values reported as “estimated” or “final” values will reasonably reflect market values of securities for which market quotations are available or fair value as of the Company’s valuation date.

Prior to investing in any Investment Fund, the Adviser will conduct a due diligence review of the valuation methodology utilized by the Investment Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Adviser believes to be reasonably appropriate and otherwise consistent with industry standards.  Although procedures approved by the Board of Directors provide that the Adviser will review the valuations provided by the Investment Managers to the Investment Funds, neither the Adviser nor the Board of Directors will be able to confirm independently the accuracy of valuations provided by such Investment Managers (which are unaudited).

The Company’s valuation procedures require the Adviser to consider all relevant information available at the time the Company values its portfolio.  The Adviser and/or the Board of Directors will consider such information, and may conclude in certain circumstances that the information provided by the investment adviser of an Investment Fund does not represent the fair value of the Company’s interests in the Investment Fund.  Although redemptions of interests in Investment Funds are subject to advance notice requirements, Investment Funds typically will make available net asset value information to holders representing the price at which, even in the absence of redemption activity, the Investment Fund would have effected a redemption if any such requests had been timely made or if, in accordance with the terms of the Investment Fund’s governing documents, it would be necessary to effect a mandatory redemption.  Following procedures adopted by the Board of Directors, in the absence of specific transaction activity in interests in a particular Investment Fund, the Company would consider whether it was appropriate, in light of all relevant circumstances, to value such a position at its net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to net asset value.  For example, when an Investment Fund imposes extraordinary restrictions on redemptions, or when there have been no recent transactions in Investment Fund interests, the Company may determine that it is appropriate to apply such a discount.  Any such decision would be made in good faith, and subject to the review and supervision of the Board of Directors.

The Adviser assesses the accuracy of each Investment Fund’s reported monthly net asset value using various means.  These include correlating a reported valuation with one or more strategy-specific benchmarks that the Adviser believes correlate with the strategy of the Investment Fund; discussing at least monthly the performance of the Investment Fund with the Investment Manager’s personnel; and  reviewing and analyzing the Investment Fund’s audited financial statements.

The valuations reported by the Investment Funds, upon which the Company calculates its month-end net asset value and net asset value per Share, may be subject to later adjustment, based on information reasonably available at that later time.  For example, fiscal year-end net asset value calculations of the Investment Funds are audited by those Investment Funds’ independent auditors and may be revised as a result of such audits.  Other adjustments may occur from time to time.

The Company’s net asset valuation in turn may be subject to certain adjustments that the Board of Directors may approve or pursuant to procedures adopted by the Board of Directors.  Under those procedures, adjustments generally will not be made more than 90 days after the relevant month-end date of valuation.  Any such later adjustments will be reported to the Company’s Valuation Committee and to affected Shareholders.

In circumstances where no adjustment is made to the net asset valuation of the Company, Shares purchased or sold by Shareholders will not be adjusted.  Under such circumstances, if an adjustment would have reduced the Company’s net asset value, the outstanding Shares of the Company will be adversely affected by the Company’s prior repurchases of Shares at a higher net asset value per Share than had the adjustment been made.  Conversely, if an adjustment would have increased the Company’s net asset value, the outstanding Shares of the Company will benefit, to the detriment of Shareholders who previously had their Shares repurchased at a lower net asset value than had the adjustment been made.

The procedures approved by the Board of Directors provide that, where deemed appropriate by the Adviser and consistent with the 1940 Act, investments in Investment Funds may be valued at cost.  Cost would be used only when cost is determined to best approximate the fair value of the particular security under consideration.  For example, cost may not be appropriate when the Company is aware of sales of similar securities to third parties at materially different prices or in other circumstances where cost may not approximate fair value (which could include situations where there are no sales to third parties).  In such a situation, the Company’s investment will be revalued in a manner that the Adviser, in accordance with procedures approved by the Board of Directors, determines in good faith best reflects approximate fair value.  The Board of Directors will be responsible for ensuring that the valuation policies utilized by the Adviser are fair to the Company and consistent with applicable regulatory guidelines.

If the Company holds any securities other than interests in Investment Funds (which has not been the case to date and is not presently contemplated, aside from cash equivalents), the Company will generally value the portfolio securities held by the Company as follows:

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U.S. exchange listed and NASDAQ traded equity securities (other than options) will be valued at their closing sale prices as reported on the exchange on which those securities are primarily traded.  If no sales of those securities are reported on a particular day, the securities will be valued based upon their bid prices for securities held long, or their ask prices for securities held short, as reported by those exchanges.  Securities traded on a non-U.S. securities exchange will be valued at their closing sale prices on the exchange on which the securities are primarily traded, or in the absence of a reported sale on a particular day, at their bid prices (in the case of securities held long) or ask prices (in the case of securities held short) as reported by that exchange.  Listed options will be valued at their bid prices (or ask prices in the case of listed options held short) as reported by the exchange with the highest volume on the last day a trade was reported.  Other securities for which market quotations are readily available will be valued at their bid prices (or ask prices in the case of securities held short) as obtained from one or more dealers making markets for those securities.  If market quotations are not readily available, securities and other assets will be valued at fair value as determined in good faith by, or under the supervision of, the Board of Directors.

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Debt securities (other than convertible debt securities) will be valued in accordance with the procedures described above, which with respect to these securities may include the use of valuations furnished by a pricing service that employs a matrix to determine valuations for normal institutional size trading units.  The Board of Directors will regularly monitor the methodology and procedures used in connection with valuations provided by the pricing service.  Debt securities with remaining maturities of 60 days or less will, absent unusual circumstances, be valued at amortized cost, so long as this method of valuation is determined by the Board of Directors to represent fair value.

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If, in the view of the Adviser, the bid price of a listed option or debt security (or ask price, in the case of any such security held short) does not fairly reflect the market value of the security, the Adviser may request a valuation committee, comprised, among others, of at least one Director, to instead adopt procedures to be used by the Adviser, if so delegated by the Board of Directors and in accordance with procedures adopted by the Board of Directors, to value the security at fair value, subject to the oversight of the valuation committee.

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All assets and liabilities initially expressed in non-U.S. currencies will be converted into U.S. dollars using non-U.S. exchange rates provided by a pricing service compiled as of 12:00 noon, New York time.  Trading in non-U.S. securities generally is completed, and the values of non-U.S. securities are determined, prior to the close of securities markets in the United States.  Non-U.S. exchange rates are also determined prior to such close.  On occasion, the values of non-U.S. securities and exchange rates may be affected by significant events occurring between the time as of which determination of values or exchange rates are made and the time as of which the net asset value of the Company is determined.  When an event materially affects the values of securities held by the Company or its liabilities, the securities and liabilities will be valued at fair value as determined in good faith by, or under the supervision of, the Board of Directors.

Expenses of the Company, including the Management Fee and the costs of any borrowings, will be accrued on a monthly basis on the day net asset value is calculated and taken into account for the purpose of determining net asset value.

Prospective investors should be aware that situations involving uncertainties as to the valuation of portfolio positions could have an adverse effect on the Company’s net assets if the Board of Directors’ or the Adviser’s judgments regarding appropriate valuations should prove incorrect.  Also, Investment Managers to the Investment Funds generally will provide determinations of the net asset value of Investment Funds only on a weekly or monthly basis, in which event it will not be possible to determine the net asset value of the Company more frequently.  Because the values assigned to one or more Investment Funds may be subject to later adjustment based on information not reasonably available at the time of the Company’s fair valuation, the Company’s issuance or repurchase of Shares of the Company at net asset value based on the fair value of its assets may have the effect of diluting or increasing the economic interest of existing Shareholders, as well as those Shareholders who purchased and/or had their Shares repurchased.

The Board of Directors may cause appropriate reserves for the Company to be created, accrued and charged against net assets (and, therefore, the Company’s net asset value).  Reserves will be in such amounts (subject to increase or reduction) that the Board of Directors may deem necessary or appropriate.

CONFLICTS OF INTEREST

SkyBridge (including, for purposes of this discussion, its subsidiaries and other affiliates) engages in a broad spectrum of activities, including asset management activities, sponsoring and managing private investment funds, engaging in broker-dealer transactions, and other activities.  SkyBridge’s business also includes providing seed capital to hedge fund managers and hedge funds.  Thus, references to “affiliates”, as used in this section, may include such managers and funds.  In the ordinary course of business, SkyBridge engages in activities in which SkyBridge’s interests or the interests of its clients may conflict with the interests of the Company or the Shareholders.  The discussion below sets out such conflicts of interest that may arise; conflicts of interest not described below may also exist.  The Adviser can give no assurance that any conflicts of interest will be resolved in favor of the Company or the Shareholders.  In acquiring Shares, a Shareholder will be deemed to have acknowledged the existence of potential conflicts of interest relating to SkyBridge and to the Company’s operating in the face of those conflicts.

Transactions by SkyBridge—SkyBridge may pursue acquisitions of assets and businesses and identification of an investment opportunity in connection with its existing businesses or a new line of business without first offering the opportunity to the Company.  Such an opportunity could include a business or a fund manager that competes with the Company or an Investment Fund in which the Company has invested or proposes to invest.

Asset Management Activities—SkyBridge and its affiliates conduct a variety of asset management activities, including sponsoring unregistered investment funds and managers.  SkyBridge’s investment management activities may present conflicts if the Company and these other investment or funds either compete for the same investment opportunity or pursue investment strategies counter to each other.  Under existing applicable legal requirements, the Adviser is prohibited from investing the assets of the Company in an Investment Fund that is advised by SkyBridge or an affiliate

Voting Rights in Private Funds—From time to time, sponsors of Investment Funds may seek the approval or consent of the investors in the Investment Funds in connection with certain matters.  In such a case, the Adviser will have the right to vote in its discretion the interest in the Investment Fund held by the Company, on behalf of the Company.  The Adviser will consider only those matters it considers appropriate in taking action with respect to the approval or consent.  Business relationships may exist between the Adviser and its affiliates, on the one hand, and the Investment Managers and affiliates of the Investment Funds, on the other hand, other than as a result of the Company’s investment in the Investment Funds.  As a result of these existing business relationships, the Adviser may face conflict of interest acting on behalf of the Company and its Shareholders.

The Company may, for regulatory reasons such as to avoid potential affiliation issues, limit the amount of voting securities it holds in any particular Investment Fund, and may as a result hold all or a substantial portion of its interests in non-voting form.  This may entail the Company subscribing for a class of securities that is not entitled to vote or contractually waiving voting rights.

Diverse Membership; Relationships with Shareholders—The Shareholders are expected to include entities organized under U.S. law and in various jurisdictions that may have conflicting investment, tax and other interests with respect to their investments in the Company.  The conflicting interests of individual Shareholders may relate to or arise from, among other things, the nature of investments made by the Company, the structuring of the acquisition of investments of the Company, and the timing of disposition of investments.  This structuring of the Company’s investments and other factors may result in different returns being realized by different Shareholders.  Conflicts of interest may arise in connection with decisions made by the Adviser, including decisions with respect to the nature or structuring of investments that may be more beneficial for one Shareholder than for another, especially with respect to Shareholders’ individual tax situations.  In selecting Investment Funds for the Company, the Adviser will consider the investment and tax objectives of the Company as a whole, not the investment, tax or other objectives of any Shareholder individually.

Relationship with Adviser and Placement Agents—The Adviser or its affiliates, including the Principal Underwriter, make certain ongoing payments to Placement Agents from its or their own resources.  Thus, the Placement Agents and their registered representatives may have a conflict, when advising investors and prospective investors, between their interest in advising such persons for the benefit of such investors and their interest in receiving or continuing to receive such compensation.  Pursuant to the prohibition on affiliated transactions under the 1940 Act, the Adviser may not be able to select affiliates of a Placement Agent or sub-Placement Agent as Investment Funds for the Company.

Related Funds—The personnel of the Adviser and its affiliates provide advisory services to various other funds, such as SkyBridge Multi-Adviser Hedge Fund Portfolios LLC.  Conflicts of interest may arise for the Adviser in connection with certain transactions involving investments by the Company in Investment Funds and investments by other funds advised by the Adviser or its affiliates, or sponsored or managed by the Adviser, in the same Investment Funds.  Conflicts of interest may also arise in connection with investments in the Company by other funds advised or managed by the Adviser.  Such conflicts could arise, for example, with respect to the timing, structuring and terms of such investments and the disposition of them.  The Adviser or an affiliate may determine that an investment in an Investment Fund is appropriate for a particular client or for itself or its officers, directors, shareholders or employees, but that the investment is not appropriate for the Company.  Situations also may arise in which the Adviser or an affiliate, or their clients, has made investments that would have been suitable for investment by the Company but, for various reasons, were not pursued by, or available to, the Company.  The investment activities of the Adviser, its affiliates and any of their respective officers, directors, shareholders or employees may disadvantage the Company in certain situations, if, among other reasons, the investment activities limit the Company’s ability to invest in a particular Investment Fund.

Other Advisory Clients—The Adviser or its affiliates provide investment management services to other clients, and may do so regardless of whether the investment policies of those clients are similar to or differ from, those of the Company.  Accordingly, the Company may be seeking to obtain limited capacity from Investment Funds at the same time as the Adviser’s other clients.  Similarly, to the extent that an Investment Fund imposes withdrawal limitations, actions taken by other clients may be adverse to the Company.  In addition, the Adviser or its affiliates may give advice and take action in the performance of their duties to clients that may differ from advice given, or the timing and nature of action taken, with respect to the Company.  Neither the Adviser nor its affiliates will have any obligation to purchase or sell, or recommend for purchase or sale, for the account of the Company any investment or other property that the Adviser or its affiliates may purchase or sell, or recommend for purchase or sale, for its own account or the account of any other client.  By reason of investment and other activities, SkyBridge or its affiliates may from time to time acquire privileged and/or confidential information about corporations or other entities and their securities and such entities will not be free to divulge such information to the Adviser or to the Company or to otherwise act upon it.  Additionally, clients may from time to time have access to or have the right to obtain information about investment decisions made for the Company or other clients.  Based on such information, clients may take actions that are adverse to the Company.

Management of the Company—Personnel of the Adviser and its affiliates will devote such time as the Adviser and its affiliates, in their discretion, deem necessary to carry out the operations of the Company effectively.  Officers and employees of the Adviser and its affiliates will also work on other projects for SkyBridge and its other affiliates (including other clients served by the Adviser and its affiliates), and conflicts of interest may arise in allocating management time, services or functions among the affiliates.

Indemnities—Pursuant to the various agreements with the Company, the Adviser, the Principal Underwriter, the Administrator, the Placement Agents and certain of the affiliates of each of these are entitled to indemnities from the Company for certain liabilities, costs and expenses they incur in respect of the Company.

Determination of Fair Value—In determining the fair value of its assets not traded on regulated exchanges, subject to procedures adopted by the Board of Directors, the Company will typically rely on values provided by the Adviser and the Investment Managers.  The Adviser and the Investment Managers generally will face a conflict of interest in valuing such securities because these values will affect their compensation.

DISCLOSURE OF PORTFOLIO HOLDINGS

The Company’s portfolio holdings will be  made public, as required by law, in the Company’s annual and semi-annual reports.  These reports will be filed with the SEC and mailed to Shareholders approximately 60 days after the last day of the relevant period.  (In addition, these reports will be available upon request.)  Also as required by law, the Company’s portfolio holdings will be reported to the SEC approximately 60 days after the last day of the Company’s relevant first or third fiscal quarterly period.  Selected holdings, as well as certain statistical information relating to portfolio holdings, such as strategy breakdowns or strategy performance, will be made available to Shareholders in their monthly letter from the Company, which will generally be sent 30 days following the end of the relevant month.  As should be clear, because the Company considers current portfolio holding information proprietary, such information will typically be withheld for some time before being made public.

When authorized by appropriate executive officers of the Company, portfolio holdings information may be given more frequently than as just described to third party service providers and certain affiliated persons of the Company.  As of the date of this Prospectus, these persons are limited to the Custodian (full portfolio daily, no lag), in addition to the Adviser and its personnel, internal and external accounting personnel (full portfolio daily, no lag), and the Company’s independent registered public accounting firm.  Finally, on occasion the Company may disclose one or more individual holdings to pricing or valuation services for assistance in considering the valuation of the relevant holdings.  In such cases, the information provided is subject to limitations on use intended to prohibit the recipient from trading on or inappropriately further disseminating it.  As part of the internal policies and procedures, conflicts between the interests of the investors and those parties receiving portfolio information will be considered.  In addition to the Company’s policies and procedures in this area, a number of fund service providers maintain their own written procedures limiting use and further transmission of portfolio holdings information disclosed to them.  Neither the Company nor the Adviser (nor its affiliates) will receive any compensation in connection with the disclosure of information to these parties, and all such arrangements will be pursuant to policies approved by the Board of Directors, which has determined that they are appropriate and in the best interest of Shareholders.  These Company policies and procedures will be reviewed by the Directors on an annual basis, for adequacy and effectiveness, in connection with the Company’s compliance program under Rule 38a-1 under the 1940 Act; and related issues will be brought to the attention of the Directors on an as appropriate basis.

Additionally, the Adviser or its personnel from time to time may comment to the press, Shareholders, prospective investors or investor fiduciaries or agents (orally or in writing) on the Company’s  portfolio securities or may state that the Company recently acquired or disposed of interests in an Investment Fund or other security.  This commentary also may include such statistical information as industry, country or strategy exposure, credit quality information, specialized financial characteristics (alpha, beta, maturity, sharpe ratio, standard deviation, default rate, etc.), price comparisons to various measures, portfolio turnover and the like.  No comments may be made, however, if likely to permit, in the sole judgment of the Adviser, inappropriate trading of Shares or of portfolio securities of the Company.

SUBSCRIPTIONS FOR SHARES

Subscription Terms

The Company intends to accept initial and additional subscriptions for Shares made after the Initial Closing Date (to be determined by the Company in its sole discretion) and the commencement of the Company’s investment operations as of the first business day of each calendar month, except that the Company may offer Shares more frequently as determined by the Company or its designated agents.  Any amounts received in advance of the initial or subsequent closings will be placed in an escrow account with the Custodian prior to their investment in the Company.  The investor must also submit a completed subscription agreement and any other required documentation before the applicable subscription date, which must be received by the Company at least seven calendar days prior to the proposed subscription date (or, if any such date is not a business day, the immediately preceding business day).  The Company reserves the right to reject any subscription for Shares, and the Company or its designated agents may, in its or their sole discretion, suspend subscriptions for Shares at any time and from time to time.  To assist the Company in meeting its “know your customer” obligations, subscriptions generally will be accepted only from investors having brokerage accounts with an approved Placement Agent (or with the Principal Underwriter) (the “brokerage accounts”), and are subject to the receipt of cleared funds from such account, prior to the applicable subscription date and in the full amount of the subscription.  Cleared funds must be available in such account no later than five calendar days prior to the particular subscription date.  Although the Company or its designated agents, including the Principal Underwriter, may accept, in its or their sole discretion, a subscription prior to receipt of cleared funds or subject to different timing than noted above, an investor may not become a Shareholder until cleared funds have been received.

Each Share offered under this Prospectus represents a capital investment in the Company of $1,000 on the Initial Closing Date.  After the Initial Closing Date, Shares will be offered at their net asset value per Share, and each Share will represent a capital investment in the Company in that amount.  The minimum initial investment from each investor is $25,000, and the minimum additional investment is $10,000.  The minimum initial and additional investments may be reduced by the Company or its designated agents with respect to individual investors or classes of investors (for example, with respect to certain key employees, officers or directors of the Company, the Adviser or their affiliates).  Financial intermediaries may require a higher initial or subsequent investment amount than described above.  The Board of Directors may, in its discretion, cause the Company to repurchase a Shareholder’s entire interest in the Company (i.e., all Shares of the Company held by the Shareholder) if the Shareholder’s investment balance in the Company, as a result of repurchase or transfer requests by the Shareholder, is less than $25,000.

Initial and any additional purchases of Shares will be payable in one installment and will be debited directly by any approved Placement Agent, on behalf of the Company (or the Principal Underwriter in the case of Placement Agents appointed by the Principal Underwriter), from each investor’s brokerage account (unless other arrangements are permitted by the Company or its designated agents).  Although the Company may accept contributions of securities, the Company has no intention at present of doing so.  If the Company chooses to accept a contribution of securities, the securities would be valued in the same manner as the Company values its other assets.

Each new Shareholder must agree to be bound by all of the terms of the LLC Agreement.  Each potential investor must also represent and warrant in a subscription agreement, among other things, that the investor is an “Eligible Investor” as described below and is purchasing Shares for his, her or its own account, and not with a view to the distribution, assignment, transfer or other disposition of the Shares.

Following the receipt of the initial subscriptions for Shares under this Prospectus, the Board of Directors may determine to liquidate the Company.  The Company would then liquidate as soon as practicable, and return to Shareholders the amount of their subscriptions.

Eligible Investors

Each prospective investor in the Company will be required to certify to the Company that the Shares subscribed for are being acquired for the account of an “accredited investor” as defined in Regulation D under the 1933 Act.  Investors who are “accredited investors” as defined in Regulation D (generally, individuals having a net worth of at least $1 million not including the value of a primary residence) or earning at least $200,000 in each of the past two years, or entities having total assets of at least $5 million, or entities all of whose beneficial owners are themselves accredited investors) are referred to in this Prospectus as “Eligible Investors.”  In addition, to assist the Company in meeting its “know your customer” obligations, an Eligible Investor generally must have a brokerage account with an approved Placement Agent (or with the Principal Underwriter).  Existing Shareholders subscribing for additional Shares must be Eligible Investors at the time of each additional subscription.  Qualifications that must be met in becoming a Shareholder are summarized in the subscription agreement that must be completed by each prospective investor and are described in detail in Appendix A to the Prospectus.

Principal Underwriter and Placement Agents

Hastings Capital Group, LLC, an affiliate of the Adviser, has been appointed to serve as the Company’s Principal Underwriter for a fee, with authority to sell Shares directly and to appoint Placement Agents to assist the Principal Underwriter in selling Shares on a reasonable best efforts basis.

The Adviser or its affiliates, including the Principal Underwriter, may pay from their own resources compensation to the Placement Agents in connection with placement of Shares or servicing of investors.  The current recipient of such payments is Merrill Lynch, Pierce, Fenner & Smith Incorporated; however, Placement Agents may be added or removed from time to time.  As to each investor referred by a Placement Agent to date, such additional compensation will be in the range of 0.1% to 0.2% of the value of the Shares held by the investor per annum.

In some instances, these arrangements may result in receipt by the Placement Agents and their personnel (who themselves may receive all or a substantial part of the relevant payments) of compensation in excess of that which otherwise would have been paid in connection with their placement of units of a different investment fund.  A prospective investor with questions regarding these arrangements may obtain additional detail by contacting his or her Placement Agent directly.  Prospective investors also should be aware that these payments could create incentives on the part of the Placement Agents to more positively consider the Company relative to investment funds not making payments of this nature or making smaller such payments.

REDEMPTIONS, REPURCHASES AND TRANSFERS OF SHARES

No Right of Redemption

No Shareholder or other person holding Shares acquired from a Shareholder will have the right to require the Company to redeem the Shares.  No public market for Shares exists, and none is expected to develop in the future.  Consequently, Shareholders may not be able to liquidate their investment other than as a result of repurchases of Shares by the Company, as described below.

Repurchases of Shares

The Company may from time to time repurchase Shares from Shareholders in accordance with written tenders by Shareholders at those times, in those amounts, and on terms and conditions as the Board of Directors may determine in its sole discretion.  Each such repurchase offer will generally apply to 5-25% of the net assets of the Company.  In determining whether the Company should offer to repurchase Shares from Shareholders, the Board of Directors will consider the recommendation of the Adviser.  The Adviser expects that it typically will recommend to the Board of Directors that the Company offer to repurchase Shares from Shareholders quarterly.  In determining whether to accept such a recommendation, the Board of Directors will consider the following factors, among others:

•	whether any Shareholders have requested to tender Shares;

•	the liquidity of the Company’s assets (including fees and costs associated with withdrawing from Investment Funds);

•	the investment plans and working capital and reserve requirements of the Company;

•	the relative economies of scale of the tenders with respect to the size of the Company;

•	the history of the Company in repurchasing Shares;

•	the availability of information as to the value of the Company’s interests in underlying Investment Funds;

•	the existing conditions of the securities markets and the economy generally, as well as political, national or international developments or current affairs;

•	any anticipated tax consequences to the Company of any proposed repurchases of Shares; and

•	the recommendations of the Adviser.

As described in more detail under the heading “Types of Investments and Related Risks- Investment Related Risks- Restricted and Illiquid Securities” above, the Directors also will consider, when recommended by the Adviser, the percentage of the Company’s assets placed in “side pockets” established by the underlying Investment Funds and whether that percentage warrants limiting, or even halting, repurchases of the Company’s Shares.

The Company will repurchase Shares from Shareholders pursuant to written tenders on terms and conditions that the Board of Directors determines to be fair to the Company and to all Shareholders or persons holding Shares acquired from Shareholders, or to one or more classes of Shareholders, as applicable.  The value of a Shareholder’s Shares that are being repurchased will be the value of the Shares as of the date of their repurchase (i.e., as of the relevant Valuation Date described below).  When the Board of Directors determines that the Company will repurchase Shares, notice will be provided to Shareholders describing the terms of the offer, containing information Shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate.  Such notice may be transmitted by alternative means, such as pursuant to publication in an appropriate periodical and such other processes as may be consistent with regulatory requirements imposed by SEC rules.  Shareholders deciding whether to tender Shares during the period that a repurchase offer is open may obtain the net asset value of their Shares by contacting BNY Mellon Investment Servicing (US), Inc. during the period at the contact number provided in the Shareholder’s repurchase materials.

Repurchases of Shares from Shareholders by the Company may be paid, in the discretion of the Company or its designated agents, in cash, or by the distribution of securities in kind, or partly in cash and partly in kind.  The Company, however, expects not to distribute securities in kind except in the unlikely event that making a cash payment would result in a material adverse effect on the Company or on Shareholders not tendering Shares for repurchase.  Repurchases will be effective after receipt and acceptance by the Company of all eligible written tenders of Shares from Shareholders.  Any in-kind distribution of securities will be valued in accordance with the LLC Agreement and will be distributed to all tendering Shareholders on a proportional basis.  The Company does not impose any charges in connection with repurchases of Shares.

In light of liquidity constraints associated with investments in Investment Funds and that the Company may have to effect withdrawals from those Investment Funds to pay for Shares being repurchased, the Company expects to employ the following repurchase procedures:

•
A Shareholder choosing to tender Shares for repurchase must do so by the Notice Date, which generally will be the 25th calendar day of the second month prior to that containing the date as of which Shares are to be repurchased.  Shares or portions of them will be valued as of the Valuation Date, which is generally expected to be the last business day of March, June, September or December.  This means, for example, that the Notice Date for a repurchase offer having a December 31 Valuation Date would be October 25.  Tenders are not revocable following the Notice Date without the Company’s consent.

•
Promptly after accepting any tender, the Company will give to each Shareholder a promissory note (the “Promissory Note”) entitling the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date, of the Shareholder’s Shares accepted for repurchase.  There typically will be a “hold-back” applicable to each Shareholder tendering 95% or more of their Shares for repurchase.  The promissory note that will be issued to such a Shareholder when Shares are accepted for repurchase by the Company will provide for a two-step payment.  As the first payment, at least 95% of the amount due will be paid within 30 days of the Valuation Date; as the second payment, the remaining amounts due will be paid within 90 days of the Valuation Date.  Shareholders should note that, though cash payments on a Promissory Note will be wire transferred to a Shareholder’s authorized Placement Agent within the time periods referenced above, a Placement Agent may require up to an additional two business days to process payment and credit a Shareholder’s account accordingly.

•
The Promissory Note will be non-interest bearing and non-transferable.  Subject to the “hold-back” described above, payment in respect of the Promissory Note will be made as of the later of (1) a period of within 30 days after the Valuation Date, or (2) if the Company has requested withdrawals of its capital from any Investment Funds in order to fund the repurchase of Shares of the Company, within ten business days after the Company has received at least 90% of the aggregate amount withdrawn from the Investment Funds.  Although the amounts required to be paid by the Company under the Promissory Note will generally be paid in cash, the Company may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities.

If modification of the Company’s repurchase procedures as described above is deemed necessary to comply with regulatory requirements, the Board of Directors will adopt revised procedures reasonably designed to provide Shareholders substantially the same liquidity for Shares as would be available under the procedures described above.

Payment for repurchased Shares may require the Company to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Company’s investment-related expenses as a result of higher portfolio turnover rates.  Liquidation of portfolio holdings to fund repurchases of Shares also may result in the Company incurring redemption, withdrawal or similar fees charged by one or more Investment Funds.  The Adviser intends to take measures, subject to such policies as may be established by the Board of Directors, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of Shares.

A Shareholder tendering for repurchase only a portion of its Shares in the Company will be required to maintain an investment balance of at least $25,000 with respect to the Company after giving effect to the repurchase.  If a Shareholder tenders an amount that would cause its investment balance to fall below the required minimum, the amount to be repurchased from the Shareholder may be reduced so that the required minimum balance is maintained or to repurchase the Shareholder’s entire interest in the Company.

The Company may repurchase Shares, or portion of them, of a Shareholder or any person acquiring Shares from or through a Shareholder, without consent or other action by the Shareholder or other person, if the Company or its designated agents in its or their sole discretion determines that:

•
the Shares have been transferred in violation of the LLC Agreement or have vested in any person other than by operation of law as the result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Shareholder;

•
ownership of the Shares by a Shareholder or other person is likely to cause the Company to be in violation of, or subject the Company to additional registration or regulation under the securities, commodities or other laws of the United States or any other relevant jurisdiction;

•
continued ownership of the Shares by a Shareholder may be harmful or injurious to the business or reputation of the Company, the Board of Directors, the Adviser or any of their affiliates, or may subject the Company or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•	any of the representations and warranties made by a Shareholder or other person in connection with the acquisition of Shares was not true when made or has ceased to be true;

•
with respect to a Shareholder subject to Special Laws or Regulations, the Shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold Shares; or

•	it would be in the best interests of the Company for the Company to repurchase the Shares or a portion of them.

In the event that the Adviser or any of its affiliates holds Shares in the capacity of a Shareholder, the Shares may be tendered for repurchase in connection with any repurchase offer made by the Company.

Transfers of Shares

Except as otherwise described below, no person may become a substituted Shareholder without the written consent of the Company or its designated agents, which consent may be withheld for any reason in their sole discretion.  Shares held by a Shareholder may be transferred only:

•	by operation of law as a result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Shareholder; or

•	with the written consent of the Company or its designated agents, which may be withheld in its sole discretion.

Notice to the Company of any proposed transfer of Shares must include satisfactory evidence that the proposed transferee meets any requirements imposed by the Company with respect to investor eligibility and suitability, including the requirement that any investor (or investor’s beneficial owners in certain circumstances) has a net worth immediately prior to the time of subscription of at least $1.0 million (not including the value of a primary residence) or meets certain annual income requirements.  Notice of a proposed transfer of Shares must also be accompanied by a properly completed subscription agreement in respect of the proposed transferee, unless such requirement is waived by the Company in its discretion.  Consent to a transfer of Shares by a Shareholder generally will not be granted unless the transfer is to a single transferee or, after the transfer of the Shares, the Share balance of each of the transferee and transferor is not less than $25,000 with respect to the Company.  A Shareholder transferring Shares may be charged reasonable expenses, including attorneys’ and accountants’ fees, incurred by the Company in connection with the transfer.  In connection with any request to transfer Shares, the Company may require the Shareholder requesting the transfer to obtain, at the Shareholder’s expense, an opinion of counsel selected by the Company or its agents as to such matters as may be reasonably requested.

Any transferee acquiring Shares by operation of law as the result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of a Shareholder or otherwise will be entitled to the allocations and distributions allocable to the Shares so acquired, to transfer the Shares in accordance with the terms of the LLC Agreement and to tender the Shares for repurchase by the Company, but will not be entitled to the other rights of a Shareholder unless and until the transferee becomes a substituted Shareholder as specified in the LLC Agreement.  If a Shareholder transfers Shares with the required approvals, the Company will promptly take all necessary actions so that each transferee or successor to whom the Shares are transferred is admitted to the Company as a Shareholder.

In subscribing for Shares, a Shareholder agrees to indemnify and hold harmless the Company, the Board of Directors, the Adviser, each other Shareholder and any of their affiliates against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which those persons may become subject by reason of or arising from any transfer made by that Shareholder in violation of these provisions or any misrepresentation made by that Shareholder or a substituted Shareholder in connection with any such transfer.

TAX ASPECTS GENERALLY

The following is a summary of certain aspects of the income taxation of the Company and its Shareholders that should be considered by a prospective Shareholder.  The Company has not sought a ruling from the Internal Revenue Service (the “IRS”) or any other U.S. federal, state or local agency with respect to any tax matters affecting the Company, nor has it obtained an opinion of counsel with respect to any of those matters.  References in this summary to the tax consequences of the Company’s investments, activities, income, gain and loss include the direct investments, activities, income, gain and loss of the Company and those indirectly attributable to the Company as a result of investing in the Investment Funds.

The summary of the U.S. federal income tax treatment of the Company set out below is based upon the Code, judicial decisions, Treasury Regulations (proposed and final) (the “Regulations”) and administrative rulings in existence as of the date of this Prospectus, all of which are subject to change, possibly with retroactive effect.  The summary does not discuss the effect, if any, of various proposals to amend the Code that could change certain of the tax consequences of an investment in the Company; nor does the summary discuss all of the tax consequences that may be relevant to a particular investor or to certain investors subject to special treatment under the U.S. federal income tax laws, such as foreign persons, insurance companies, financial institutions, traders, and dealers.  Each prospective Shareholder should consult with his, her or its own tax advisor in order to fully understand the U.S. federal, state, local and non-U.S. income tax consequences of an investment in the Company.

Entities generally exempt from U.S. federal income tax, including employee benefit plans, individual retirement accounts (“IRAs”) and Keogh plans, should, in addition to reviewing the discussion below, focus on those sections of this Prospectus regarding liquidity and other financial matters to determine whether the investment objectives of the Company are consistent with their overall investment plans.  Each prospective tax-exempt Shareholder is urged to consult its own counsel regarding the acquisition, ownership and disposition of Shares.

TAX ASPECTS UNDER SUBCHAPTER M

Qualification as a Regulated Investment Company.  The Company intends to qualify for the special tax treatment afforded to regulated investment companies (“RICs”) under the Code.  As long as the Company so qualifies and meets certain annual distribution requirements discussed below, the Company (but not its Shareholders) will not be subject to federal income tax on the part of its net ordinary income and net realized capital gains that it distributes to Shareholders.  The Company intends to distribute substantially all of such income and gains.

To qualify for the favorable tax treatment of a RIC, the Company generally must distribute at least 90% of its investment company taxable income (as defined in the Code, but without regard to the dividends-paid deduction) for the taxable year.  The Company must also satisfy certain other requirements of the Code, some of which are described below.  Distributions by the Company made during the taxable year or, under specified circumstances, within a period up to twelve months after the close of the taxable year, will be considered distributions of income and gains for the taxable year and will therefore count toward satisfaction of the above-mentioned requirement.

Generally, to qualify as a RIC, the Company must derive at least 90% of its gross income each taxable year from dividends, interest, certain payments with respect to securities loans, gains from the sale or other disposition of stock or securities or foreign currencies, net income derived from an interest in a “qualified” publicly traded partnership and certain other income.

In addition to satisfying the requirements described above required for qualification as a RIC, the Company must satisfy an asset diversification test.  The asset diversification test generally is applied, for the Company, at the level of the holdings of the Investment Funds.  Under that test, at the close of each quarter of the Company’s taxable year, at least 50% of the value of the Company’s assets must generally consist of cash and cash items, U. S. Government securities, securities of other regulated investment companies, and securities of other issuers.  As to each of those other issuers, the Company must not have invested more than 5% of the value of the Company’s total assets in securities of each such issuer and the Company must not hold more than 10% of the outstanding voting securities of each such issuer.  In addition, no more than 25% of the value of the Company’s total assets may be invested in the securities of any one issuer (other than U. S. Government securities and securities of other regulated investment companies) or in two or more issuers which the Company controls and which are engaged in the same or similar trades or businesses or related trades or businesses or in “qualified” publicly traded partnerships.  For purposes of this test, obligations issued or guaranteed by certain agencies or instrumentalities of the U.S. Government are treated as U.S. Government securities.

The ongoing requirements for qualification as a RIC require that the Company obtain information from the Investment Funds in which the Company is invested.  To facilitate the information-gathering process and compliance with certain asset diversification requirements, the Company retains an independent third party service provider to mediate, in certain respects, the interaction with the Investment Funds and to perform the asset diversification test quarterly.  The Adviser also has established internal policies and procedures for monitoring the compliance process, but nonetheless will rely in substantial part on the service provider referenced in the prior sentence.  As discussed in “Offering Synopsis – Risk Factors – There are Special Tax Risks”, should the Company fail the asset diversification test for a given quarter, there are ways such failure can be cured.  However, there can be no assurance that, if the Company fails to satisfy the Subchapter M asset diversification test, it will be able to avail itself of these remedies.

Failure to Qualify as a Regulated Investment Company.  If, in any taxable year, the Company fails to qualify as a RIC under the Code, the Company would be taxed in the same manner as an ordinary corporation and all distributions out of current or accumulated earnings and profits to its Shareholders would generally be taxable to them.

Excise Tax.  The Code requires a RIC to pay a nondeductible 4% excise tax to the extent the RIC does not distribute, during each calendar year, 98% of its ordinary income, determined on a calendar year basis, and 98.2% of its capital gain net income, determined, in general on an October 31 year end, plus certain undistributed amounts from the previous years.  While the Company intends to distribute its income and capital gain net income in the manner necessary to avoid imposition of the 4% excise tax, it is possible that some excise tax will be incurred and, although not currently anticipated, there are circumstances in which the Company may not have the necessary information, or may, for other reasons, elect not to make the distributions necessary to avoid this tax.  In such event, the Company will be liable for the tax only on the amount by which it does not meet the foregoing distribution requirements.

Distributions

Dividends paid by the Company from its ordinary income or from its excess of net short-term capital gains over net long-term capital losses (together referred to as “ordinary income dividends”) are taxable to Shareholders as ordinary income.  Distributions made from the Company’s excess of net long-term capital gains over net short-term capital losses (“capital gain dividends”) are taxable to Shareholders as long-term capital gains, regardless of the length of time the Shareholder has owned Shares.  Any loss upon the sale or exchange of Shares held for six months or less will be treated as long-term capital loss to the extent of any capital gain dividends received by the Shareholder.  Distributions in excess of the Company’s current or accumulated earnings and profits will first reduce the adjusted tax basis of a Shareholder’s Shares and, after such adjusted tax basis is reduced to zero, will constitute capital gain to such Shareholder (assuming the Shares are held as a capital asset).  The Company will provide its Shareholders with a written notice designating the amount of dividends paid during the year that qualify as capital gain dividends, as qualified dividend income (discussed below), and as ordinary income dividends.

Dividends are taxable to Shareholders even if they are reinvested in additional Shares of the Company.  A portion of the Company’s ordinary income dividends attributable to the dividends received from domestic corporations, and designated as such, may be eligible for the dividends received deduction allowed to corporations under the Code, if certain requirements are met.  In addition, distributions of investment company taxable income that are designated by the Company as derived from “qualified dividend income” are currently (for taxable years beginning before 2013) taxed to individuals at the rates applicable to long-term capital gain.  Qualified dividend income generally includes dividends from domestic corporations and dividends from foreign corporations that meet certain specified criteria.  Certain holding period and other requirements must be met by both the Shareholder and the Company for distributions to be eligible for the corporate dividends received deduction or the preferential individual tax rates that apply to qualified dividend income, as the case may be.

If the Company pays a dividend in January that was declared in the previous October, November or December to Shareholders of record on a specified date in one of such months, then such dividend will be treated for tax purposes as being paid by the Company and received by its Shareholders on December 31 of the year in which the dividend was declared.

The Company may elect to retain its net capital gain or a portion thereof for investment and be taxed at corporate rates on the amount retained.  In such case, it may designate the retained amount as undistributed capital gains in a notice to its Shareholders, who will be treated as if each received a distribution of its pro rata share of such gain, with the result that each Shareholder will (i) be required to report its pro rata share of such gain on its tax return as long-term capital gain, (ii) receive a refundable tax credit for its pro rata share of tax paid by the Company on the gain and (iii) increase the tax basis for its Shares by an amount equal to the deemed distribution less the tax credit.

If an investor buys Shares just before the record date of a dividend declared by the Company, the investor will receive that dividend.  While the receipt of dividends shortly after a purchase of Shares by an investor may seem like a windfall to an investor, such dividends generally will have the effect of reducing the per share net asset value of the investor’s Shares by the per share amount of the dividends, subject to other market fluctuations.  Such dividends, although in effect a return of capital, are subject to ordinary income or capital gain taxes.  Accordingly, the timing of the purchase of the Shares may result in a return of a portion of the investment as taxable income.  Therefore, prior to purchasing Shares, an investor should carefully consider the impact of ordinary income or capital gains dividends that are expected to be or have been announced.

A U.S. Shareholder generally will recognize taxable gain or loss if the U.S. Shareholder sells or otherwise disposes of its Shares.  Such Shareholder’s gain or loss is generally calculated by subtracting from the gross proceeds the cost basis of its Shares sold or otherwise disposed of.  Upon such disposition of such Shareholder’s Shares, the Company will report the gross proceeds and, for Shares acquired on or after January 1, 2012 and disposed of after that date, cost basis to such Shareholder and the IRS.  For each disposition, the cost basis will be calculated using the Company’s default method of average cost, unless such Shareholder instructs the Company in writing to use a different calculation method permitted by the IRS, including first in, first-out or specific Share lot identification.

The cost basis method elected by the Shareholder (or the cost basis method applied by default) for each disposition of Shares may not be changed after the settlement date of each such disposition of Shares.  If a Shareholder holds its Shares through a broker (or other nominee), such Shareholder should contact that broker (nominee) with respect to reporting of cost basis and available elections for its account.  Shareholders should consult with their tax advisors to determine the best IRS-accepted cost basis method for their tax situation and to obtain more information about how the new cost basis reporting law applies to them.

Non-U.S. Shareholders.  Ordinary income dividends paid to Shareholders who are non-resident aliens or foreign entities will be subject to a 30% U.S. withholding tax under existing provisions of the Code applicable to foreign individuals and entities unless a reduced rate of withholding is provided under applicable treaty law.  However, for taxable years beginning before January 1, 2014, certain “interest-related dividends” and “short-term capital gain dividends” paid by the Company to a foreign Shareholder and designated by the Company as such are eligible for an exemption from the 30% U.S. withholding tax.  Under current law, this exemption is not available for taxable years beginning on or after January 1, 2014.  Interest-related dividends generally are dividends derived from certain interest income earned by the Company that would not be subject to such tax if earned by a foreign Shareholder directly.  Short-term capital gain dividends generally are dividends derived from the excess of the Company’s net short-term capital gains over net long-term capital losses.  Both “interest-related dividends” and “short-term capital gain dividends” must be designated as such by a written notice furnished to Shareholders and the Company does not intend to make such designation.

A non-U.S. Shareholder would generally be exempt from U.S. federal income tax on capital gain dividends, any amounts retained by the Company that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Shares of the Company.  Nonresident Shareholders are urged to consult their own tax advisors concerning the applicability of the United States withholding tax.

Also, any distribution paid by the Company to a non-U.S. Shareholder for taxable years beginning before January 1, 2012 will, to the extent attributable to gain from the sale or exchange of a U.S. real property interest, be treated as gain recognized from the sale or exchange of a U.S. real property interest and taxed as such to a non-U.S. Shareholder.  For taxable years beginning on or after January 1, 2012, any distribution paid by the Company to a non-U.S. Shareholder, attributable in part to gain from the sale or exchange of a U.S. real property interest, will only be treated as gain recognized from the sale or exchange of a U.S. real property interest and taxed as such to a non-U.S. Shareholder to the extent attributable directly or indirectly to a distribution to the entity from a real estate investment trust.

Backup Withholding.  Under certain provisions of the Code, some Shareholders may be subject to a withholding tax on ordinary income dividends, capital gain dividends and redemption payments (“backup withholding”).  Generally, Shareholders subject to backup withholding will be those for whom no certified taxpayer identification number is on file with the Company or who, to the Company’s knowledge, have furnished an incorrect number.  When establishing an account, an investor must certify under penalty of perjury that such number is correct and that such investor is not otherwise subject to backup withholding.

Sale or Exchange of Shares

Upon the sale or other disposition of Shares that a Shareholder holds as a capital asset, the Shareholder may realize a capital gain or loss in an amount equal to the difference between the amount realized and the Shareholder’s adjusted tax basis in the Shares sold.  Such gain or loss will be long-term or short-term, depending upon the Shareholder’s holding period for the Shares.  Generally, a Shareholder’s gain or loss will be a long-term gain or loss if the Shares have been held for more than one year.  A loss realized on a sale or exchange of Shares will be disallowed if such Shares are acquired (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after the date on which the Shares are disposed of.  In such case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss.

Under certain circumstances, proceeds of a repurchase offer received by a Shareholder will be treated as a dividend paid to that Shareholder, rather than as amounts received in exchange for the tendered Shares.  Under legislation enacted in 2010, amounts received by a redeeming shareholder upon the redemption of shares of certain companies qualifying as regulated investment companies under Subchapter M will automatically be treated as amounts received in exchange for the redeemed shares.  The Company will not qualify for this new provision, however, because Shares in the Company are not redeemable on the demand of Shareholders.

Foreign Taxes

Dividends and interest received by the Company may give rise to withholding and other taxes imposed by foreign countries.  Tax conventions between certain foreign countries and the U. S. may reduce or eliminate such taxes.  The Company will not be eligible to “pass through” to its Shareholders the amount of foreign taxes paid by the Company for foreign tax credit purposes.

Tax Treatment of Investments

References to investments and transactions discussed below include investments and transactions of both the Company and the various Investment Funds in which they invest.

Hedging and Derivative Transactions.  The transactions of the Company are subject to special tax rules of the Code that may, among other things, (a) affect the character of gains and losses realized (with long-term capital gains generally subject to tax at lower rates than ordinary income), (b) disallow, suspend or otherwise limit the allowance of certain losses or deductions, and (c) accelerate the recognition of income without a corresponding receipt of cash (with which to make the necessary distributions to satisfy distribution requirements applicable to RICs).  Operation of these rules could, therefore, affect the character, amount and timing of distributions to Shareholders.  Special tax rules also will require the Company to mark to market certain types of positions in its portfolio (i.e., treat them as sold on the last day of the taxable year), and may result in the recognition of income without a corresponding receipt of cash.  If the Company engages in transactions affected by these provisions, it intends to monitor its transactions, make appropriate tax elections and make appropriate entries in its books and records to mitigate, to the extent reasonably feasible, the effect of these tax rules and avoid any possible disqualification for the special treatment afforded RICs under the Code.

Other Investments.  The Company may invest in zero coupon U.S. Treasury bonds and other debt securities that are issued at a discount or provide for deferred interest.  Even though the Company may receive no actual current interest payments on these securities, it will be deemed to receive income equal, generally, to a portion of the excess of the face value of the securities over their issue price (“original issue discount”) each year that the securities are held.  Since the original issue discount income earned by the Company in a taxable year may not be represented by cash income, it may have to dispose of securities, which it might otherwise have continued to hold, or borrow to generate cash in order to satisfy its distribution requirements.  In addition, the Company’s investment in foreign currencies or foreign currency denominated or referenced debt securities, certain asset-backed securities and contingent payment and inflation-indexed debt instruments also may increase or accelerate the Company’s recognition of income, including the recognition of taxable income in excess of cash generated by such investments.

Section 1256 Contracts.  The Code generally applies a “mark to market” system of taxing unrealized gains and losses on, and otherwise provides for special rules of taxation with respect to, Section 1256 Contracts.  In general, subject to certain exceptions, a Section 1256 Contract includes certain regulated futures contracts, certain non-U.S. currency forward contracts, and certain listed non-equity options.  Section 1256 Contracts held by the Company at the end of a taxable year of the Company will be treated for U.S. federal income tax purposes as if they were sold by the Company at their fair market value on the last business day of the taxable year.  The net gain or loss, if any, resulting from these deemed sales (known as “marking to market”), together with any gain or loss resulting from any actual sales of Section 1256 Contracts (or other termination of the Company’s obligations under such contract), must be taken into account by the Company in computing its taxable income for the year.  Capital gains and losses from Section 1256 Contracts generally are characterized as short-term capital gains or losses to the extent of 40% of the gains or losses and as long-term capital gains or losses to the extent of 60% of the gains or losses.

Currency Transactions.  To the extent that its investments are made in securities denominated in a non-U.S. currency, gain or loss realized by the Company frequently will be affected by the fluctuation in the value of such non-U.S. currencies relative to the value of the dollar.  Gains or losses with respect to the Company’s investments in common stock of non-U.S. issuers will generally be taxed as capital gains or losses at the time of the disposition of the stock, subject to certain exceptions specified in the Code.  Gains and losses of the Company on the acquisition and disposition of non-U.S. currency will be treated as ordinary income or loss.  In addition, gains or losses on disposition of debt securities denominated in a non-U.S. currency to the extent attributable to fluctuation in the value of the non-U.S. currency between the date of acquisition of the debt security and the date of disposition will treated as ordinary income or loss.

Gains or losses attributable to fluctuations in exchange rates that occur between the time the Company accrues interest or other receivable or accrues expenses or other liabilities denominated in a non-U.S.  currency and the time the Company collects the receivables or pays the liabilities may be treated as ordinary income or loss.

The Company may acquire foreign currency forward contracts, enter into foreign currency futures contracts and acquire put and call options on foreign currencies.  Generally, foreign currency regulated futures contracts and option contracts that qualify as “Section 1256 Contracts” (see “Section 1256 Contracts” above), will not be subject to ordinary income or loss treatment under Section 988.  However, if the Company acquires foreign currency futures contracts or option contracts that are not Section 1256 Contracts, or any foreign currency forward contracts, any gain or loss realized by the Company with respect to such instruments will be ordinary, unless (i) the contract is a capital asset in the hands of the Company and is not a part of a straddle transaction and (ii) an election is made (by the close of the day the transaction is entered into) to treat the gain or loss attributable to such contract as capital gain or loss.

Unrelated Business Taxable Income

Generally, an exempt organization (including an individual retirement account) is exempt from U.S. federal income tax on its passive investment income, such as dividends, interest and capital gains.  This general exemption from tax does not apply to the “unrelated business taxable income” (“UBTI”) of an exempt organization.  Generally, income and gain derived by an exempt organization from the ownership and sale of debt-financed property is UBTI and, thus, taxable in the proportion to which such property is financed by “acquisition indebtedness” during the relevant period of time.  However, a tax-exempt U.S. person investing in the Company will not realize UBTI with respect to an investment in Shares if the person does not borrow to make the investment.  Tax-exempt U. S. persons are urged to consult their own tax advisors concerning the U.S. federal tax consequences of an investment in the Company.

Tax Shelter Disclosure Regulations

Under Treasury regulations, if a Shareholder recognizes a loss with respect to Shares in any single tax year of $2 million or more (or $4 million in a combination of years) for an individual Shareholder or $10 million or more in a single year (or $20 million in a combination of years) for a corporate Shareholder, the Shareholder will likely have to file with the Internal Revenue Service a disclosure statement on Form 8886.  Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company are not excepted.  The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper.  Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Passive Foreign Investment Companies

If the Company directly or indirectly purchases shares of an investment company (or similar investment entity) organized under foreign law, the Company will generally be treated as owning shares in a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.  The Company may be subject to U. S. federal income tax and an interest charge (at the rate applicable to tax underpayments) on tax liability treated as having been deferred with respect to certain distributions from such a company and on gain from the disposition of the shares of such a company (collectively referred to as “excess distributions”), even if such excess distributions are paid by the Company as a dividend to its Shareholders.  The Company or, in the case of an investment in a PFIC by an Investment Fund that is a domestic partnership, such Investment Fund, may be eligible to make an election to be treated as a qualified electing fund (a “QEF election”) with respect to certain PFICs in which it owns shares that will allow it to avoid the taxes on excess distributions.  However, a QEF election may cause the Company to recognize income in a particular year in excess of the distributions received from such PFICs.  The Company or the relevant Investment Fund may not be able to make this election with respect to many PFICs because of certain requirements that the PFICs would have to satisfy.  Alternatively, the Company could elect to “mark to market” at the end of each taxable year all shares that it holds in PFICs because it expects to publish its net asset value at least annually.  If it made this election, the Company would recognize as ordinary income any increase in the value of such shares as of the close of the taxable year over their adjusted basis and as ordinary loss any decrease in such value, but only to the extent of previously recognized “mark-to-market” gains.  By making the mark-to-market election, the Company could avoid imposition of the interest charge with respect to excess distributions from PFICs, but, in any particular year, the Company might be required to recognize income (which generally must be distributed to Shareholders) in excess of the distributions it received from PFICs.

Certain State and Local Taxation Matters

Ordinary income and capital gain dividends may also be subject to state and local taxes.  Certain states exempt from state income taxation dividends paid by RICs that are derived from interest on U. S. Government obligations, although state law varies on this point.

THE FOREGOING IS A BRIEF SUMMARY OF CERTAIN MATERIAL INCOME TAX MATTERS THAT ARE PERTINENT TO PROSPECTIVE INVESTORS.  THE SUMMARY IS NOT, AND IS NOT INTENDED TO BE, A COMPLETE ANALYSIS OF ALL PROVISIONS OF THE U.S. FEDERAL INCOME TAX LAW WHICH MAY HAVE AN EFFECT ON SUCH INVESTMENTS.  THIS ANALYSIS IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING.  ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN RESPECTIVE TAX ADVISORS WITH RESPECT TO THEIR OWN RESPECTIVE TAX SITUATIONS AND THE EFFECTS OF THIS INVESTMENT THEREON.

ERISA CONSIDERATIONS

Persons who are fiduciaries with respect to an employee benefit plan, IRA, Keogh plan or other arrangement subject to ERISA or the Code (collectively, “Plans”) should consider, among other things, the matters described below in determining whether to cause the Plan to invest in the Company.

ERISA imposes general and specific responsibilities on persons who are “fiduciaries” for purposes of ERISA with respect to a Plan that is subject to ERISA (an “ERISA Plan”), including prudence, diversification, avoidance of non-exempt prohibited transactions and other standards.  In determining whether a particular investment is appropriate for an ERISA Plan, a fiduciary of an ERISA Plan must comply with rules adopted by the U.S. Department of Labor (the “DOL”), which administers the fiduciary provisions of ERISA.  Under those rules, the fiduciary of an ERISA Plan must give appropriate consideration to, among other things:  (1) the role that the investment plays in the ERISA Plan’s portfolio, taking into account whether the investment is designed reasonably to further the ERISA Plan’s purposes; (2) the risk and return factors associated with the investment; (3) the portfolio’s composition with regard to diversification, as well as the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan; and (4) the projected return of the total portfolio relative to the ERISA Plan’s funding objectives.

Before investing the assets of an ERISA Plan in the Company, a fiduciary should determine whether such an investment is consistent with his, her or its fiduciary responsibilities as set out in the DOL’s regulations.  The fiduciary should, for example, consider whether an investment in the Company may be too illiquid or too speculative for its ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified if the investment is made.  If a fiduciary of an ERISA Plan breaches his, her or its responsibilities with regard to selecting an investment or an investment course of action for the ERISA Plan, the fiduciary may be held personally liable for losses incurred by the ERISA Plan as a result of the breach.

Because the Company will register as an investment company under the 1940 Act, the underlying assets of the Company would not be considered to be “plan assets” of any Plan investing in the Company for purposes of ERISA’s fiduciary responsibility rules and the prohibited transaction rules of ERISA and the Code.  For that reason, neither the Adviser nor any of the Investment Managers will be fiduciaries with respect to those Plans within the meaning of ERISA.

Certain prospective Plan investors may currently maintain relationships with the Adviser or the Investment Managers, or with other entities that are affiliated with the Adviser or the Investment Managers.  Each of the Adviser, the Investment Managers and their affiliates may be deemed to be a “party in interest” or “disqualified person” to a Plan and/or a fiduciary of any ERISA Plan to which it provides investment management, investment advisory or other services.  ERISA and the Code prohibit Plan assets from being used for the benefit of a party in interest and also prohibits a Plan fiduciary from using its position to cause the ERISA Plan to make an investment from which it or certain third parties in which the fiduciary has an interest would receive a fee or other consideration.

Plan investors should consult with counsel to determine if participation in the Company is a transaction that is prohibited by ERISA or the Code.  A fiduciary of a Plan investing in the Company will be required to represent that it has not relied on any individualized advice or recommendation of the Adviser, an Investment Manager or their affiliates as a primary basis for the decision to invest the Company, and that its investment in the Company will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

The provisions of ERISA are subject to extensive and continuing administrative and judicial interpretation and review.  The discussion of ERISA contained in this Prospectus is, of necessity, general and may be affected by future publication of DOL regulations and rulings.  Potential Plan investors should consult with their legal advisors regarding the consequences under ERISA and the Code of the acquisition and ownership of Shares.

ADDITIONAL INFORMATION REGARDING THE LIMITED LIABILITY COMPANY AGREEMENT

Amendment of the LLC Agreement

The LLC Agreement may generally be amended, in whole or in part, with the approval of a majority of the Board of Directors (including a majority of the Independent Directors, if required by the 1940 Act) and without the approval of the Shareholders unless the approval of Shareholders is required by the 1940 Act.  Certain amendments to the LLC Agreement involving Share balances (generally those reducing a Shareholder’s claim on the assets of the Company) may not be made without the written consent of any Shareholder adversely affected by the amendments or unless each Shareholder has received written notice of the amendment and any Shareholder objecting to the amendment has been allowed a reasonable opportunity (pursuant to any procedures as may be prescribed by the Board of Directors) to tender all of his, her or its Shares for repurchase by the Company.  In addition, amendments that would modify the provisions of the LLC Agreement regarding amendment procedures (if material) or the Company’s indemnification obligations may be made only with the unanimous consent of the Shareholders and, to the extent required by the 1940 Act, approval of a majority of the Directors (and, if so required, a majority of the Independent Directors).

Shares Issuable

The Company is authorized to issue an unlimited number of Shares, all at $0.00001 par value per Share.

Reorganization into Master-Feeder Structure

The Board of Directors may authorize the reorganization of the Company into a master-feeder structure without obtaining the approval of the Shareholders.

Power of Attorney

In subscribing for Shares, an investor will appoint the Administrator as his, her or its attorney-in-fact for purposes of filing required certificates and documents relating to the formation and maintenance of the Company as a limited liability company under Delaware law or signing all instruments effecting authorized changes in the Company or the LLC Agreement and conveyances and other instruments deemed necessary to effect the dissolution or termination of the Company.  This power of attorney, which will be contained in an investors’ subscription agreement, is a special power of attorney and is coupled with an interest in favor of the Administrator and as such will be irrevocable and will continue in full force and effect, notwithstanding the subsequent death or incapacity of any Shareholder granting the power of attorney.  In addition, the power of attorney will survive the delivery of a transfer by a Shareholder of all or part of the Shareholder’s Shares, except that when the transferee of such Shares has been approved by the Company or its designated agents for admission to the Company as a substitute Shareholder, or upon the withdrawal of a Shareholder from the Company pursuant to a periodic tender or otherwise, the power of attorney given by the transferor will terminate.

REPORTS TO SHAREHOLDERS

The Company will furnish to Shareholders as soon as practicable after the end of each taxable year and each calendar year such information as is necessary for them to complete U.S. federal and state income tax or information returns, along with any other tax information required by law.  The Company will send to Shareholders an unaudited semiannual and an audited annual report within 60 days after the close of the period covered by the report, or as otherwise required by the 1940 Act.  Shareholders will also receive reports regarding the Company’s operations at least quarterly.

ADVERTISING AND SALES MATERIAL

Advertisements and sales literature relating to the Company and reports to Shareholders may include quotations of investment performance.  In these materials, the performance of the Company will normally be portrayed as the net return to an investor in the Company during each month or quarter of the period for which investment performance is being shown.  Cumulative performance and year-to-date performance computed by aggregating quarterly or monthly return data may also be used.  Investment returns will be reported on a net basis, after all fees and expenses.  Other methods may also be used to portray the Company’s investment performance.  The investment performance of the Company will vary from time to time, and past results are not necessarily representative of future results.

Comparative performance information, as well as any published ratings, rankings and analyses, reports and articles discussing the Company, may also be used to advertise or market the Company, including data and materials prepared by recognized sources of such information.  Such information may include comparisons of the Company’s investment performance to the performance of recognized market indices and other indices.  Comparisons also may be made to economic and financial trends and data that may be relevant for investors to consider in determining whether to invest in the Company.

TERM, DISSOLUTION AND LIQUIDATION

The Company will be dissolved upon, among other things, the affirmative vote to dissolve the Company by:  (1) a majority of the Board of Directors (including a majority of the Independent Directors); or (2) Shareholders holding at least two-thirds (⅔) of the total number of votes eligible to be cast by all Shareholders of the Company.  The Company will also be dissolved as required by operation of law.  Upon the occurrence of any event of dissolution, the Board of Directors may appoint the Administrator as the liquidating trustee, in which case the Administrator will wind up the business and administrative affairs of the Company.  If the Administrator is not so appointed, a liquidating trustee elected by the Shareholders holding a majority of the total number of votes eligible to be cast by all Shareholders is charged with winding up the business and administrative affairs of the Company.

Upon the liquidation of the Company, its assets will be distributed (1) first to satisfy the debts, liabilities and obligations of the Company (other than debts to Shareholders) including actual or anticipated liquidation expenses, (2) next to repay debts owing to the Shareholders and (3) finally to the Shareholders proportionately in accordance with their Share balances.  Assets may be distributed in kind on a proportionate basis if the Board of Directors or liquidator determines that the distribution of assets in kind would be in the interests of the Shareholders in facilitating an orderly liquidation.

FISCAL YEAR

For accounting purposes, the Company’s fiscal year is the 12-month period ending each March 31.  For tax purposes, the Company intends to adopt the 12-month period ending March 31 of each year as its taxable year.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL

The Board of Directors has selected KPMG LLP (“KPMG”) as the independent registered public accounting firm of the Company.  KPMG’s principal business address is located at 345 Park Avenue, New York, New York 10154.  Shearman & Sterling LLP, New York, New York, serves as legal counsel to the Company, the Adviser and their affiliates with respect to the Company.  Kramer Levin Naftalis & Frankel LLP, New York, New York, serves as special counsel to the Independent Directors.

INQUIRIES AND FINANCIAL INFORMATION

Inquiries concerning the Company and the Shares (including information concerning subscription and withdrawal procedures) should be directed to:

527 Madison Avenue, 16th Floor
New York, New York 10022
Telephone:  (212) 485-3100
Facsimile:  (212) 485-3137

The Company’s audited financial statements for the fiscal year ended on March 31, 2013 are incorporated herein by reference.  Those reports will be available without charge upon request directed to the address or telephone number above.

APPENDIX A

INVESTOR QUALIFICATIONS AND REPRESENTATIONS

The following should be read in conjunction with the subscription materials for the Company, which refer to each prospective investor seeking to subscribe the Shares (or to a Shareholder seeking to subscribe for additional Shares) as a “Subscriber”:

The Subscriber hereby represents and warrants to, and covenants and agrees with, the Company that Subscriber meets the accreditation standards and eligibility policies as set forth in this Appendix A.

Accredited Investors

1.           Subscriber is acquiring Shares directly or indirectly for the account of an “accredited investor” meeting one or more of the “asset tests” set forth in Rule 501(a) of Regulation D under the Securities Act of 1933 (the “1933 Act”).  (Alternative tests under Regulation D also may be relied upon with respect to selected categories of investors, including employees, officers and directors of affiliates of the Company.)  Such accredited investors are referred to in the Prospectus as “Eligible Investors” and include the following:

•
An individual who has an individual net worth or joint net worth with his or her spouse, in excess of $1,000,000.  “Net worth” for these purposes means the value of total assets at fair market value (not including the value of an individual’s primary residence or debt secured by the primary residence so long as (i) the estimated fair market value of the residence is greater than the amount of debt secured by it and (ii) the amount of debt secured by the residence has not increased in the 60 days preceding the sale of securities to the investor (other than in connection with the acquisition of the primary residence)), less total liabilities; or

•
An individual who had an individual income exceeding $200,000 in each of the two most recently completed calendar years (or a joint income with Subscriber’s spouse in excess of $300,000 in each of those years) and who has a reasonable expectation of reaching the same income level in the current calendar year.

•
A corporation, partnership, limited liability company, or similar business trust or tax-exempt organization as defined in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the “Code”), that (i) has total assets in excess of $5,000,000, and (ii) was neither formed nor is operated for the specific purpose of investing in the Company; or

•	An entity whose equity owners are each “accredited investors” as defined in this section.

2.           An Eligible Investor generally must have a brokerage account with an approved Placement Agent (or with the Principal Underwriter).  Existing Shareholders subscribing for additional Shares must be Eligible Investors at the time of the additional subscriptions.

Anti-Money Laundering Procedures

1.           In order to comply with applicable anti-money laundering regulations, the Company, the Administrator or the Subscriber’s Placement Agent (or the Principal Underwriter) may require a detailed verification of the Subscriber’s identity and the source of its subscription proceeds.  The Subscriber agrees to promptly provide any such party with any requested information and documentation.

2.           The Subscriber represents that it is not involved in any money laundering schemes, and the source of this investment is not derived from any unlawful or criminal activities.  It further represents that this investment is not designed to avoid the reporting and record-keeping requirement of the Bank Secrecy Act of 1970, as amended.

3.           If the Subscriber is not investing in the Company on behalf of or for the benefit of, other investors, the Subscriber represent that it is purchasing Shares in the Company for the Subscriber’s own account, for investment purposes, and not for subdivision or fractionalization, and is not acting as agent, representative, intermediary or nominee or in any similar capacity for any other person.*

4.           The Subscriber acknowledges that the Company generally prohibits any investment in the Company by or on behalf of a “Prohibited Investor” unless specifically permitted by the Company, in its sole discretion.  A “Prohibited Investor” means:

•
any individual or entity whose name appears on the various lists issued and/or maintained by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), including, but not limited to, the Specially Designated Nationals and Blocked Persons List (also known as the “SDN List”); and

•	any individual or entity who is a citizen or resident of, or located in a country where OFAC sanctions against such country prohibit any investment by such subscriber in the Company.**

The above lists are available at http://www.ustreas.gov/ofac/ and should be checked by the Subscriber before making the above representations.

5.           If the Subscriber is an intermediary, a fund of funds, or otherwise investing in the Company on behalf of one or more other persons (the “Underlying Investors”), the Subscriber represents and agrees that:

•
the Subscriber properly discloses its relationship with its Underlying Investors as follows:  (please attach supplemental pages headed “Underlying Investors” to completed subscription materials as necessary);

•	the representations, warranties and covenants made herein are made by the Subscriber on behalf of itself and its Underlying Investors;

•	the Subscriber has all requisite power and authority from its Underlying Investors to execute and perform the obligations under this section;

•
accompanying this subscription is a certificate in a form acceptable to the Company, its designated agents or the Subscriber’s Placement Agent (or the Principal Underwriter) in their sole discretion with respect to the due diligence the Subscriber has carried out and will continue to carry out with respect to the identity and background of each Underlying Investor as well as the proceeds invested in the Company by the Underlying Investors;

•	its Underlying Investors are not Prohibited Investors, as defined above;

•	the Subscriber is not otherwise aware of any reasons which should prevent the Company from accepting an investment directly by an Underlying Investor; and

•
the Subscriber agrees to provide such further assurance and certifications regarding itself and/or its Underlying Investors as the Company, the Administrator or the Subscriber’s Placement Agent (or the Principal Underwriter) may reasonably require.

*	“Person” includes nominee account, beneficial owner, individual, bank, corporation, partnership, limited liability company or any other legal entity.

**
The U.S. Federal and Executive Orders administered by OFAC prohibit, among other things, the engagement in transactions with, and the provision of services to, certain foreign countries, territories, entities and individuals including specially designated nationals, narcotics traffickers and other parties subject to OFAC sanctions and embargo programs.

6.           To the best of the Subscriber’s knowledge, neither it nor any individual or entity controlling, controlled by, or under common control with the Subscriber, or related to, or otherwise associated with, the Subscriber, is a “Prohibited Investor” as defined above.

7.           The Subscriber acknowledges that if, following its investment in the Company, the Company, the Adviser, the Administrator or the Subscriber’s Placement Agent (or the Principal Underwriter) reasonably believe that the Subscriber is a Prohibited Investor or has otherwise breached its representations and covenants hereunder as to its identity and the source of its subscription proceeds, the Company may be obligated to freeze the Subscriber’s dealings with its Shares, including by refusing additional subscriptions for Shares by the Subscriber or any repurchase requests by the Subscriber and/or segregating the assets represented by the Subscriber’s Shares in accordance with applicable regulations, or mandatorily repurchasing the Subscriber’s Shares, and the Subscriber will have no claim whatsoever against the Company, the Adviser, the Administrator or the Subscriber’s Placement Agent (or the Principal Underwriter) for any form of losses or other damages incurred by it as a result of any of these actions.  The Subscriber also acknowledges that the Company, the Adviser, the Administrator or the Subscriber’s Placement Agent (or the Principal Underwriter) may be required to report such actions and to disclose the Subscriber’s identity to OFAC or other regulatory bodies.  In addition, the Subscriber acknowledges that in some circumstances, the law may not permit the Company, the Adviser, the Administrator or the Subscriber’s Placement Agent (or the Principal Underwriter) to inform the Subscriber that it has taken the actions described above.

8.           The Subscriber is not a “shell bank”, and its subscription proceeds do not originate from, and will not be routed through, an account maintained at such a bank.  A “shell bank” is a bank that does not have a physical presence in any country and is not an affiliate of a depository institution, credit union or bank that maintains a physical presence in any country and is supervised by a banking authority.

9.           The Subscriber is not a senior non-U.S. government or public official, a member of such a person’s immediate family, or any close associate of such a person.  If the Subscriber cannot make this representation, the Subscriber must contact the Company, the Administrator or the Subscriber’s Placement Agent (or the Principal Underwriter).

10.           The Subscriber is not a citizen or resident of, or located in, a jurisdiction identified on the Non-Cooperative Countries and Territories list of OECD’s Financial Action Task Force (“FATF Non-Cooperative Countries and Territories”), and its subscription proceeds do not originate from, or are not routed through a bank organized or charted under the laws of any FATF Non-Cooperative Countries and Territories.*  If the Subscriber cannot make this representation, the Subscriber must contact the Company, the Administrator or the Subscriber’s Placement Agent (or the Principal Underwriter).

11.           All information that the Subscriber has been provided to the Company, the Administrator or the Subscriber’s Placement Agent (or the Principal Underwriter) in relation to the subscription of the Shares is true and accurate.

12.           The Subscriber represents that all evidence of identity provided to the Company, the Administrator or the Subscriber’s Placement Agent (or the Principal Underwriter) is genuine and all related information furnished by it is accurate, and it agrees to provide any further information or documents deemed necessary by the Company, the Administrator or the Subscriber’s Placement Agent (or the Principal Underwriter) in their sole discretion to comply with the Company’s anti-money laundering policies and related responsibilities from time to time.

13.           The representations, warranties, agreements, undertakings, and acknowledgments made by the Subscriber above and documents submitted in relation hereto are made and submitted with the intent that they will be relied upon by the Company in determining the suitability of the Subscriber as an investor in the Company, and will survive the investment in the Company by the Subscriber.

*
As of the date hereof, the following countries and territories are on FATF Non-Cooperative Countries and Territories list:  Democratic People’s Republic of Korea (DPRK), Ecuador, Ethiopia, Indonesia, Iran, Kenya, Myanmar, Nigeria, Pakistan, Sao Tome and Principe, Syria, Tazania, Turkey, Vietnam and Yemen.  Updated information is available at http://www.fatf-gafi.org.

The Subscriber agrees that such representations, warranties, agreements, undertakings and acknowledgments (including representation, warranties, agreements, undertakings and acknowledgements contained in any documents submitted in relation hereto) will be deemed reaffirmed by the Subscriber at any time it makes an additional investment in the Company. In addition, the Subscriber undertakes to notify the Company immediately of any change in any representation, warranty or other information relating to the Subscriber set forth herein.

APPENDIX B
PERFORMANCE OF SIMILAR FUND MANAGED BY ADVISER

SKYBRIDGE MULTI-ADVISER HEDGE FUND PORTFOLIOS LLC

This appendix presents past performance information of SkyBridge Multi-Adviser Hedge Fund Portfolios LLC, a closed end, non-diversified, management investment company registered under the 1940 Act and managed by SkyBridge and its current portfolio managers, Mr. Raymond Nolte and Mr. Troy Gayeski.  SkyBridge Multi-Adviser Hedge Fund Portfolios LLC, which is often referred to in the marketplace as the “Series G” Fund, commenced investment operations on January 1, 2003 and is operated with substantially similar investment objectives, policies and strategies to those of the Company, except that the Company is expected to be less concentrated in its investment program (so that, while the Company may invest in a similar number of underlying positions, its investment in each generally will be more evenly allocated over time).  Prior to June 2010, the investment adviser to SkyBridge Multi-Adviser Hedge Fund Portfolios LLC was Citigroup Alternative Investments LLC (“CAI”).  In connection with SkyBridge’s acquisition of certain businesses from CAI in June 2010, SkyBridge replaced CAI as such fund’s investment adviser, and all of the investment professionals responsible for the management of such fund, including Mr. Nolte, left CAI to join SkyBridge and continue the management of the fund.  There were changes in the senior management and investment personnel and investment process of CAI in September 2005 when the tenure of the current portfolio management team commenced.  It is not possible to know whether and to what extent performance returns were impacted by such changes.

The information below is provided to illustrate the experience and historic investment results obtained by the SkyBridge’s personnel in managing a registered fund with investment objectives, policies and strategies that are substantially similar to the Company.  SkyBridge Multi-Adviser Hedge Fund Portfolios LLC is the only investment fund or account managed by the Adviser that follows investment objectives, policies and strategies substantially similar to those of the Company.

THE PERFORMANCE FIGURES BELOW ARE NOT THE PERFORMANCE OF THE COMPANY BUT ARE THE HISTORICAL PERFORMANCE OF THE INVESTMENT PORTFOLIO OF SKYBRIDGE MULTI-ADVISER HEDGE FUND PORTFOLIOS LLC.  THE PAST PERFORMANCE OF SUCH FUND IS NO GUARANTEE OF FUTURE RESULTS OF THE COMPANY.  The Performance shown is not an indication of how the Company will perform in the future.  The Company’s performance in the future may be different due to many factors, including but not limited to, differences in cash flows, fees, expenses, performance calculation methods, portfolio size, number of underlying pooled investments, all of which, if applicable, could have a negative impact on the Company’s performance.

The performance information in the tables have not been audited.  Such information is presented for calendar years, while the fiscal year-end for SkyBridge Multi-Adviser Hedge Fund Portfolios LLC  ends on March 31.  The performance information below represents the return on assets on a monthly and yearly basis (net income for the relevant month or year over total net assets at the beginning of the month or year).  In all cases, results are presented net of fees and expenses.  The results shown above do not reflect the effects of any placement fees and would be lower if they did.

SkyBridge Multi-Adviser Hedge Fund Portfolios LLC

Historical Performance (Net of fees and expense)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Jan	0.59%	1.25%	(0.31)%	2.71%	1.39%	(3.37)%	2.01%	1.53%	1.47%	2.72%	3.16%
Feb	(0.74)%	0.30%	1.04%	0.21%	0.20%	3.31%	0.85%	0.55%	2.69%	2.34%	1.01%
Mar	(0.26)%	(0.01)%	(1.01)%	2.06%	1.52%	(1.64)%	0.28%	2.44%	0.81%	1.57%	0.94%
Apr	1.50%	(0.63)%	(1.49)%	1.59%	0.89%	(0.92)%	(0.88)%	2.45%	2.15%	0.84%	1.18%
May	2.21%	(0.91)%	0.13%	(2.18)%	2.25%	2.45%	3.94%	(2.02)%	0.66%	(0.59)%	0.78%
Jun	0.69%	0.13%	1.54%	(0.41)%	0.67%	1.64%	0.87%	(1.19)%	(1.56)%	1.22%
Jul	0.37%	(0.34)%	1.86%	(0.61)%	1.69%	(3.41)%	2.92%	1.14%	0.37%	2.99%
Aug	0.23%	(0.70)%	0.51%	0.56%	(2.73)%	(2.24)%	2.77%	1.20%	(3.15)%	1.77%
Sept	0.51%	0.86%	1.63%	0.26%	2.63%	(4.67)%	1.89%	3.82%	(4.42)%	2.17%
Oct	1.61%	0.35%	(2.02)%	1.54%	6.27%	(6.92)%	1.86%	2.85%	0.22%	2.04%
Nov	0.66%	2.12%	1.72%	1.48%	(1.54)%	(3.14)%	1.79%	1.39%	0.13%	0.94%
Dec	0.63%	0.88%	2.04%	1.25%	0.23%	(2.23)%	1.66%	2.14%	0.24%	1.49%
YTD	8.26%	3.29%	5.68%	8.69%	14.03%	(19.62)%	21.79%	17.40%	(0.63)%	21.29%	7.25%

PART C • OTHER INFORMATION

ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS
(1) Audited Financial Statements for the fiscal year ended March 31, 2013 (including Statement of Assets and  Liabilities, Statement of Operations, Statement of Changes, Statement of Cash Flows, Notes to Same).***
(2) Exhibits:
(2)(a)(1) Certificate of Formation of Limited Liability Company.*
(2)(a)(2) Certificate of Amendment to Certificate of Formation.**
(2)(a)(3) Amended and Restated Limited Liability Company Agreement.**
(2)(b) Not Applicable.
(2)(c) Not Applicable.
(2)(d) See Item 25(2)(a)(3) above.
(2)(e) Not Applicable.
(2)(f) Not Applicable.
(2)(g) Form of Investment Advisory Agreement.*
(2)(h) Form of Distribution Agreement.*
(2)(i) Not Applicable.
(2)(j) Form of Custody Agreement.**
(2)(k)(1) Form of Administration, Accounting and Transfer Agent Services Agreement.**
(2)(k)(2) Power of Attorney.**
(2)(l) Opinion of counsel and consent to its use.**
(2)(m) Not Applicable.
(2)(n) Consent of Independent Registered Public Accounting Firm. Filed herewith.
(2)(o) See Item 25(1) above.
(2)(p) Not Applicable.
(2)(q) Not Applicable.
(2)(r) Code of Ethics.**
___________________
* Filed with the Registrant’s initial registration statement under the Investment Company Act of 1940 on Form N-2 on May 20, 2011 (File no. 811-22561) and incorporated herein by reference.
** Filed with the Registrant’s annual report under the Investment Company Act of 1940 on Form N-2 on September 27, 2011 (File no. 811-22561) and incorporated herein by reference.
*** Filed with the Registrant’s certified shareholder report of registered management investment companies under the Investment Company Act of 1940 on Form N-CSR on June 10, 2013 (File no. 811-22561) and incorporated by reference.

ITEM 26. MARKETING ARRANGEMENTS
Not Applicable.

ITEM 27. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
All figures are estimates:
Registration Fees	$109,000
Blue Sky Fees and Expenses (including fees of counsel)(1)	$23,000
Legal fees and expenses	$200,000
Audit fees and expenses(1)	$35,000
Printing and engraving	$0
Miscellaneous	$12,000
Total	$379,000

(1)
The blue sky fees and expenses and audit fees and expenses in connection with the initial issuance and distribution of the Shares, estimated to be $53,000 in the aggregate, are expected to be borne by the Shareholders. All other fees and expenses set forth in this table, estimated to be $275,000 in the aggregate, are expected to be borne by the Adviser.

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL
After completion of the offering of Shares, the Registrant expects that no person will be directly or indirectly controlled by, or under common control with the Registrant, except that the Registrant may be deemed to be controlled by SkyBridge Capital II, LLC (the “Adviser”), the investment adviser to the Registrant. The Adviser is a limited liability company formed under the laws of the State of Delaware. Additional information regarding the Adviser is set out in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-71056), and is incorporated herein by reference.

ITEM 29. NUMBER OF HOLDERS OF SECURITIES
Title of Class: Shares of Limited Liability Company Interest in the Company (designated as “Shares”)
Number of Record Holders for the Company (as of November 16, 2012): One

ITEM 30. INDEMNIFICATION

The Registrant hereby undertakes that it will apply the indemnification provisions of the LLC Agreement in a manner consistent with Investment Company Act Release No. 11330 (Sept. 4, 1980) issued by the Securities and Exchange Commission, as long as the interpretation of Sections 17(h) and 17(i) of the 1940 Act contained in that release remains in effect.

The Registrant maintains insurance on behalf of any person who is or was an Independent Director, officer, employee or agent of the Registrant, against certain liability asserted against him or her and incurred by him or her or arising out of his or her position. In no event, however, will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person or any act for which the Registrant itself is not permitted to indemnify.

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing director, executive officer or partner of the Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set out in the Registrant’s Prospectus in the section entitled “The Adviser.” Additional information regarding the Adviser and its officers and directors is set out in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-71056), and is incorporated herein by reference.

ITEM 32. LOCATION OF ACCOUNTS AND RECORDS

Certain required accounting related and financial books and records of the Registrant will be maintained by the Registrant at 527 Madison Avenue, 16th Floor, New York, New York 10022. The other required books and records will be maintained by BNY Mellon Investment Servicing (US), Inc. at 400 Bellevue Parkway, Wilmington, Delaware, 19809.

ITEM 33. MANAGEMENT SERVICES

Not Applicable.

ITEM 34. UNDERTAKINGS
1.
The Registrant undertakes to suspend the offering of Shares until the prospectus is amended, if (1) subsequent to the effective date of the registration statement, its net asset value declines more than ten percent from its net asset value, as of the effective date of the registration statement; or (2) its net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable.

3.	Not applicable.

4.	The Registrant undertakes:
a.	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the 1933 Act [15 U.S.C. 77j(a)(3)];

(2)
to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

b.
that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c.	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d.
that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e.	that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act [17 CFR 230.497];

(2)
the portion of any advertisement pursuant to Rule 482 under the 1933 Act [17 CFR 230.482] relating to the offering contain material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.	Not applicable.

6. Not applicable as the Registrant uses a combined Prospectus and Statement of Additional Information. Should the Registrant in the future cease to use a combined Prospectus and Statement of Additional Information, the Registrant promises to undertake to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

FORM N-2

SkyBridge G II Fund, LLC

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this registration statement to be signed on its behalf by the undersigned duly authorized person, in the City of New York and State of New York, on the 12th day of July, 2013.

SkyBridge G II Fund, LLC

By:	/s/ Raymond Nolte*
	Name:	Raymond Nolte
	Title:	President (Principal Executive Officer) and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated.

Signature	Title	Date

/s/ Charles Hurty* Charles Hurty	Director	July 12, 2013

/s/ Steven Krull* Steven Krull	Director	July 12, 2013

/s/ Joshua Weinreich* Joshua Weinreich	Director	July 12, 2013

/s/ Raymond Nolte* Raymond Nolte	President (Principal Executive Officer and Director)	July 12, 2013

/s/ Robert Phillips* Robert Phillips	Treasurer (Principal Financial and Accounting Officer)	July 12, 2013

*	By:	/s/ Christopher Hutt
Power of Attorney

SkyBridge G II Fund, LLC

Exhibit Index

(2)(n)	Consent of Independent Registered Public Accounting Firm.